select comfort®

CREATOR OF THE SLEEP NUMBER® BED

2007
Proxy Statement and Annual Report

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

Dear Shareholders,

2007 was a disappointing year for Select Comfort. We were negatively impacted by both execution issues and a softening U.S. economy. However, we continue to be confident in our long-term strategy, and our management and Board are taking aggressive actions to drive improved performance.

Our focus is on pursuing initiatives to both address near-term challenges, as well as deliver on the long-term potential of our unique product, brand and customer experience. Resolving our issues will likely take some time; 2008 promises to be another challenging year. By year-end, we expect to have re-established momentum that will translate into renewed shareholder value.

Select Comfort's value proposition remains unchanged. In fact, it's stronger today than ever. We have a highly differentiated product that meets the needs of consumers for personalized comfort leading to better sleep and health. We have a strong brand in Sleep Number, which reflects our products' unique advantages over traditional spring mattresses and other specialty alternatives. Our business model, vertically integrated from manufacturing to direct selling to consumers, delivers a quality consumer experience as well as attractive cash flow and margin potential. Our experienced, dedicated management team and strong employee culture translates into people who are passionate about our product and our mission to improve lives. Our leadership team and Board of Directors have a proven track record in leading Select Comfort to strong performance and growth, and are committed to taking the actions necessary to get the company back on track.

Before we look ahead, it's important to recap the progress we made in 2007 to lay the foundation for improved future performance.

- *Product improvements:* During 2007, we enhanced every model in our line, introducing new materials that further distanced our product from potential competitors. We launched our Six Sigma program to further enhance product quality as well as began to address service opportunities. We invested to comply with tough new fire retardant regulations, and offset the majority of those incremental costs through productivity enhancements.
- *Store experience:* We designed and piloted a new store design that has delivered double-digit improvements in traffic and sales of both beds and accessories.
- *Infrastructure:* We transitioned our logistics infrastructure, in collaboration with UPS, to a hub-and-spoke system for lower costs and improved information and tracking, laying the foundation for more rapid delivery. We also began the process of implementing SAP as a way to lower our IT costs and improve our analytics and customer insights.
- *Leadership:* We filled critical leadership positions in marketing and sales. Cathy Hall and Shelly Ibach are experienced and accomplished leaders with strong track records in their respective fields. We look forward to their significant contributions.

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

Our mantra in 2008 is all about getting back to basics. There are a few key areas that have historically made the critical difference for our company – product, brand and people. We have eliminated or delayed many programs not focused on these essential areas. Let me elaborate on some of the programs we feel will make a considerable difference in 2008.

- *Brand and Marketing*: There is no sleep more comfortable than the one you control yourself ... each day and over time. And no other product delivers on this brand promise like a Sleep Number bed. This is the premise of our integrated brand marketing campaign, which includes direct response and broad-reach media vehicles. Launched nationally at the end of the first quarter, the campaign is a combination of deep consumer insight and inspired creative elements – it gives people permission to purchase a Sleep Number bed because they deserve it, even in a challenging economy. The new brand marketing campaign is being delivered to targeted markets across the country with a strong national overlay. The media plan is smart; focused on how today's consumer shops. We expect to see positive impact from this program by the end of the second quarter as we tightly manage costs to maximize returns on our marketing investments.
- *Product:* Our product innovation program this year is focused on incremental growth and improving average selling price. It includes the launch of two new bed models, our first new models to be introduced in four years. Our first product launched in the first quarter, and already has achieved a 10 percent share of our mix at a price point above our median.
- *Cost structure:* We are aggressively managing our cost structure. We have made difficult choices to reduce overhead costs and reprioritize programs. At the same time, we've been careful to preserve and strengthen our long-term advantages, including our people and culture.

While we remain confident that our actions will move the company toward performance recovery, we also must be realistic. We expect the first half of 2008 to be very difficult. And, while we do not anticipate significant improvement in the overall U.S. economy during the year, we expect second-half performance to improve as our new programs gain traction and we benefit from a lower cost structure.

I would like to acknowledge and thank our employees for their continued dedication and passion under difficult circumstances. In addition, I want to assure shareholders that we are committed to taking decisive actions that will get our company back on track, consistent with our tremendous potential.

Ours is a performance culture. We have high expectations and great pride. Many of us own significant shares in the company, which is why our interests are closely aligned with shareholders. We believe we have the programs and people to succeed.

We look forward to updating you throughout the year about our progress in regaining business momentum and achieving our mission to improve people's lives by improving their sleep.

Sleep well,

William R. McLaughlin

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

9800 59th Avenue North
Plymouth, Minnesota 55442

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MAY 14, 2008

TO THE SHAREHOLDERS OF SELECT COMFORT CORPORATION:

Select Comfort Corporation will hold its Annual Meeting of Shareholders at **8:00 a.m.** Central Time on **Wednesday, May 14, 2008**, at **The Northland Inn** located at **7025 Northland Drive, Minneapolis, Minnesota 55428**. The purposes of the meeting are to:

1. Elect four persons to serve as directors for three-year terms; and

2. Approve the selection of KPMG LLP, certified public accountants, as independent auditors for the 2008 fiscal year ending January 3, 2009.

Shareholders of record at the close of business on March 17, 2008 will be entitled to vote at the meeting and any adjournments thereof. This year, we are pleased to make use of new Securities and Exchange Commission rules authorizing companies to furnish proxy materials to shareholders over the Internet. A Notice of Internet Availability of Proxy Materials will be mailed to shareholders on or about April 1, 2008. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our Proxy Statement and Annual Report and how to vote your shares. Please be sure to vote your shares in time for our May 14, 2008 meeting date.

Our Board of Directors unanimously recommends that you vote "FOR" the election of the nominees for Director and "FOR" the approval of the selection of KPMG LLP as independent auditors for the 2008 fiscal year.

By Order of the Board of Directors,

Mark A. Kimball

Mark A. Kimball
Senior Vice President,
General Counsel & Secretary

April 1, 2008
Plymouth, Minnesota

TABLE OF CONTENTS

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

9800 59th Avenue North
Plymouth, Minnesota 55442

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

May 14, 2008

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Select Comfort Corporation for use at the Annual Meeting of Shareholders. The meeting will be held on Wednesday, May 14, 2008, at 8:00 a.m. Central Time, at The Northland Inn located at 7025 Northland Drive, Minneapolis, Minnesota 55428, for the purposes set forth in the Notice of Annual Meeting of Shareholders.

Under new SEC rules, instead of mailing a full set of printed proxy materials to each shareholder, we are now mailing to each of our shareholders a Notice of Internet Availability of Proxy Materials (the "Shareholder Notice"), which includes instructions on (i) how to access our Proxy Statement and Annual Report on the Internet, (ii) how to request that a printed copy of these proxy materials be forwarded to you, and (iii) how to vote your shares via the Internet. You will not receive a printed copy of the proxy materials unless you request a printed copy by following the instructions in the Shareholder Notice. The Shareholder Notice will be mailed to shareholders on or about April 1, 2008.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares in time for our May 14, 2008 meeting date.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED HEREIN AND FOR APPROVAL OF THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE 2008 FISCAL YEAR AS DESCRIBED IN THIS PROXY STATEMENT.

Shareholders Entitled to Vote

Shareholders of record at the close of business on March 17, 2008 will be entitled to vote at the meeting. As of that date, there were 44,865,102 outstanding shares of common stock. Each share is entitled to one vote on each matter to be voted on at the Annual Meeting. Shareholders are not entitled to cumulative voting rights.

Revocation of Proxies

Any shareholder giving a proxy may revoke it at any time prior to its use at the Annual Meeting by:

- Giving written notice of such revocation to the Corporate Secretary;
- Filing a duly executed proxy bearing a later date with the Corporate Secretary; or
- Appearing at the Annual Meeting and filing written notice of revocation with the Corporate Secretary prior to use of the proxy.

Quorum Requirements

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting (i.e., at least 22,432,552 shares) will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of common stock represented by a properly signed and returned proxy card or properly voted by telephone or the Internet will be counted as shares present and entitled to vote at the Annual Meeting for purposes of determining a quorum, without regard to whether the card reflects abstentions (or is left blank) or reflects a "broker non-vote" on a matter. A "broker non-vote" is a proxy submitted by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received, and the broker has no discretionary authority to vote.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, each of the matters to be voted upon by shareholders, including the election of directors, requires the affirmative vote of the holders of a majority of the shares present and entitled to vote in person or by proxy at the meeting for approval.

Shares represented by a proxy that includes any broker non-votes on a matter will be treated as shares not entitled to vote on that matter, and thus will not be counted in determining whether that matter has been approved. Shares represented by a proxy voted as "withholding authority" to vote for any nominee for director will be treated as shares present and entitled to vote that were voted against the nominee. Signed proxies that lack any specification will be voted in favor of the election as directors of each of the four nominees for director listed in this Proxy Statement and in favor of approval of the selection of KPMG LLP as the company's independent auditors for the 2008 fiscal year as set forth in this Proxy Statement.

Proxy Solicitation Costs

The cost of soliciting proxies, including the furnishing of proxy materials on the Internet and mailing of proxy materials to shareholders who request them will be borne by the company. We may engage an independent proxy solicitation firm at the expense of the company to solicit proxies on behalf of the company. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone or personal conversation. We may reimburse brokerage firms and others for expenses in forwarding proxy materials to the beneficial owners of our common stock.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of Select Comfort common stock as of March 10, 2008 (unless another date is indicated) by (a) each director and each executive officer named in the Summary Compensation Table on page 35 of this Proxy Statement, (b) all directors and executive officers as a group and (c) each person known by us to be the beneficial owner of more than 5% of Select Comfort common stock.

	Shares of Common Stock Beneficially Owned [1]	
Name	**Amount**	**Percent of Class**
Thomas J. Albani	263,392	*
Christine M. Day	35,635	*
Stephen L. Gulis, Jr.	24,375	*
Christopher P. Kirchen	459,835	1.0%
David T. Kollat	203,392	*
Brenda J. Lauderback	49,500	*
Kristen L. Manos	—	*
William R. McLaughlin [2]	1,777,612	3.8%
Ernest Park [3]	26,084	*
Michael A. Peel	64,500	*
James C. Raabe [4]	376,835	*
Kathryn V. Roedel [5]	124,125	*
Wendy L. Schoppert [6]	122,500	*
Ervin R. Shames [7]	324,251	*
Keith C. Spurgeon [8]	—	*
Jean-Michel Valette	232,214	*
All directors and executive officers as a group (20 persons) [9]	4,803,658	10.0%
FMR LLC [10]	4,529,919	10.1%
Lord, Abbett & Co. LLC [11]	4,422,299	9.9%
Sterling Capital Management LLC [12]	3,801,617	8.5%
Barclays Global Investors, NA [13]	3,278,567	7.3%
Royce & Associates, LLC [14]	2,427,700	5.4%
Clinton Group, Inc. [15]	2,262,950	5.0%

* Less than 1% of the outstanding shares.

(1) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days through the exercise of stock options or warrants: Thomas J. Albani, 38,250 shares; Christine M. Day, 23,250 shares; Stephen L. Gulis, Jr., 23,250 shares; Christopher P. Kirchen, 87,000 shares; David T. Kollat, 102,000 shares; Brenda J. Lauderback, 45,750 shares; William R. McLaughlin, 1,419,940 shares; Ernest Park, 23,750 shares; Michael A. Peel, 64,500 shares; James C. Raabe, 273,004 shares; Kathryn V. Roedel, 97,375 shares; Wendy L. Schoppert, 96,875 shares; Ervin R. Shames, 132,000 shares; and Jean-Michel Valette, 57,000 shares.

(2) Does not include 382,582 shares held by BWSJ Corporation, for which Mr. McLaughlin serves as a director and is a shareholder. Mr. McLaughlin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 103,125 shares held under restricted or performance stock grants that have not vested.

(3) Mr. Park resigned his position with the company effective as of February 29, 2008. Includes 23,750 shares that Mr. Park has the right to exercise within 90 days of his termination date.

(4) Includes 29,625 shares held under restricted or performance stock grants that have not vested.

(5) Includes 26,750 shares held under restricted or performance stock grants that have not vested.

(6) Includes 25,625 shares held under restricted or performance stock grants that have not vested.

(7) Includes 56,250 shares held by Mr. Shames' Family Trust.

(8) Mr. Spurgeon resigned his position with the company effective as of June 30, 2007.

(9) Includes an aggregate of 3,050,465 shares that directors and executive officers as a group have the right to acquire within 60 days through the exercise of stock options or warrants. Includes an aggregate of 272,125 shares held under restricted or performance stock grants that have not vested.

(10) FMR LLC and Edward C. Johnson, III reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 that as of December 31, 2007, they beneficially owned 4,529,919 shares. FMR LLC had sole power to vote 626,300 shares and FMR LLC and Edward C. Johnson, III had sole power to dispose of 4,529,919 shares. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is also deemed to beneficially own 3,903,619 shares in its capacity as an investment adviser to various investment companies. The address of FMR LLC and Edward C. Johnson, III is 82 Devonshire Street, Boston, MA 02109.

(11) Lord, Abbett & Co. LLC reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 that as of December 31, 2007, it beneficially owned and had sole power to dispose of 4,422,299 shares and had sole power to vote 3,735,130 shares. The address of Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, NJ 07302.

(12) Sterling Capital Management LLC reported in a Schedule 13G filed with the Securities and Exchange Commission on January 29, 2008 that as of December 31, 2007, it beneficially owned 3,801,617 shares and had sole power to vote and sole power to dispose of 3,801,617 shares. The address of Sterling Capital Management LLC is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211.

(13) Barclays Global Investors, NA ("BGIN"), Barclays Global Fund Advisors ("BGFA"), and Barclays Global Investors, Ltd. ("BGIL") reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2008 that as of December 31, 2007, BGIN, BGFA and BGIL beneficially owned an aggregate of 3,278,567 shares and had sole power to dispose or direct the disposition of 3,278,567 shares and had sole power to vote or direct the vote of 2,672,582 shares. The filing indicated that, of these shares, BGIN beneficially owned 1,941,516 shares and had sole power to dispose of 1,941,516 shares and had sole power to vote 1,763,305 shares; BGFA beneficially owned 1,289,123 shares and had sole power to dispose of 1,289,123 shares and had sole power to vote 909,277 shares; and BGIL beneficially owned 47,928 shares and had sole power to dispose of 47,928 shares. The address of BGIN and BGFA is 45 Fremont Street, San Francisco, CA 94105. The address of BGIL is Murray House, 1 Royal Mint Court, London, England, EC3N 4HH.

(14) Royce & Associates, LLC reported in a Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2008 that as of December 31, 2007, it beneficially owned 2,427,700 shares and had sole power to vote and sole power to dispose of 2,427,700 shares. The address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(15) Clinton Group, Inc. ("CGI"), Clinton Multistrategy Master Fund, Ltd. ("CMF"), Clinton Special Opportunities Master Fund, Ltd. ("CSOMF"), Clinton Magnolia Master Fund, Ltd. ("CMMF"), Clinton Lexington Master Fund, L.P. ("CLMF") and George Hall ("Hall") reported in a Schedule 13D filed with the Securities and Exchange Commission on March 10, 2008 that as of March 5, 2008, CGI, CMF, CSOMF, CMMF, CLMF and Hall beneficially owned an aggregate of 2,262,950 shares. By virtue of his direct and indirect control of CGI, Hall is deemed to have shared voting power and shared dispositive power with respect to all shares as to which CGI has voting power and dispositive power, and he individually holds no shares. Accordingly, CGI and Hall had shared power to dispose of and shared power to vote 2,262,950 shares. The filing indicated that, of these shares, CMF beneficially owned 12,000 shares and had shared power to dispose of and shared power to vote 12,000 shares; CSOMF beneficially owned 130,000 shares and had shared power to dispose of and shared power to vote 130,000 shares; CMMF beneficially owned 1,152,100 shares and had shared power to dispose of and shared power to vote 1,152,100 shares; and CLMF beneficially owned 968,850 shares and shared power to dispose of and shared power to vote 968,850 shares. The business address of CGI and Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The business address of CMF, CSOMF, CMMF and CLMF is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

ELECTION OF DIRECTORS

(Proposal 1)

Nomination

Article XIV of our Articles of Incorporation provides that the number of directors must be at least one but not more than 12 and must be divided into three classes as nearly equal in number as possible. The exact number of directors is determined from time-to-time by the Board of Directors, which has determined that the Board of Directors will currently consist of 11 members. The term of each class is three years and the term of one class expires each year in rotation.

The Board has nominated the following individuals to serve as directors of our company for terms of three years, expiring at the 2011 Annual Meeting of Shareholders, or until their successors are elected and qualified:

- Christopher P. Kirchen
- Brenda J. Lauderback
- Michael A. Peel
- Jean-Michel Valette

Each of the nominees is currently a member of our Board of Directors.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, the election of each nominee requires the affirmative vote of a majority of the shares of common stock represented in person or by proxy at the Annual Meeting.

Board Recommendation

The Board recommends a vote **FOR** the election of Mr. Kirchen, Ms. Lauderback, Mr. Peel and Mr. Valette. In the absence of other instructions, properly signed and delivered proxies will be voted **FOR** the election of each of these nominees.

If prior to the Annual Meeting the Board should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for such nominee will be voted for such substitute nominee as selected by the Board. Alternatively, the proxies, at the Board's discretion, may be voted for such fewer number of nominees as results from the inability of any such nominee to serve. The Board has no reason to believe that any of the nominees will be unable to serve.

Information about Nominees and Other Directors

The following table sets forth certain information, as of March 17, 2008, that has been furnished to us by each director and each person who has been nominated by the Board to serve as a director of our company.

Name of Nominee	Age	Principal Occupation	Director Since
Nominees for election this year to three-year terms expiring in 2011:			
Christopher P. Kirchen (1)(3)	65	Managing General Partner and co-founder of BEV Capital, a venture capital partnership.	1991
Brenda J. Lauderback (4)	57	Former President of the Retail and Wholesale Group for Nine West Group, Inc.; Also a director of Big Lots, Inc., Denny's Corporation, Irwin Financial Corporation and Wolverine World Wide, Inc.	2004
Michael A. Peel (2)(4)	58	Executive Vice President, Human Resources and Administrative Services, General Mills, Inc.	2003
Jean-Michel Valette (1)(3)	47	Chairman of the Board of Directors, Peet's Coffee and Tea, Inc.; Also a director of The Boston Beer Company.	1994
Directors not standing for election this year whose terms expire in 2009:			
Christine M. Day (1)(2)	46	Executive Vice President, Retail Operations, lululemon athletica inc.; Also a director of Nu Skin Enterprises, Inc.	2004
Stephen L. Gulis, Jr. (1)(3)	50	President of Global Operations Group, Wolverine World Wide, Inc.; Also a director of Independent Bank Corporation.	2005
Kristen L. Manos (1)(2)	48	Executive Vice President, North American Office & Learning Environments, Herman Miller, Inc.	2007
Ervin R. Shames *	67	Chairman of the Board (non-executive) of Select Comfort Corporation; Former Chief Executive Officer of Borden, Inc. and Stride Rite Corporation; Currently a Lecturer at the University of Virginia's Darden Graduate School of Business and a director of Choice Hotels International, Inc. and Online Resources Corporation.	1996

Directors not standing for election this year whose terms expire in 2010:

Thomas J. Albani (3)	65	Former President and Chief Executive Officer of Electrolux Corporation.	1994
David T. Kollat (4)	69	President of 22 Inc.; Former Executive Vice President of Marketing for The Limited and former President of Victoria's Secret Catalogue; Also a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.	1994
William R. McLaughlin	51	President and Chief Executive Officer of Select Comfort Corporation.	2000

(1) Member of the Audit Committee
(2) Member of the Management Development and Compensation Committee
(3) Member of the Finance Committee
(4) Member of the Corporate Governance and Nominating Committee
* In his capacity as non-executive Chairman of the Board, Mr. Shames may attend and vote at any Committee meeting.

Additional Information about Nominees and Other Directors

Christopher P. Kirchen has served as a member of our Board of Directors since December 1991. Mr. Kirchen is currently Managing General Partner of BEV Capital, a venture capital firm that he co-founded in March 1997. From 1986 to December 2002, he was a General Partner of Consumer Venture Partners, a venture capital firm that was an investor in our company. Mr. Kirchen also serves as a director of several privately held companies.

Brenda J. Lauderback was appointed to our Board of Directors in February 2004. Ms. Lauderback served as President of the Retail and Wholesale Group for the Nine West Group, Inc., a designer and marketer of women's footwear and accessories, from May 1995 until January 1998. Ms. Lauderback also serves as a director of Big Lots, Inc., Denny's Corporation, Irwin Financial Corporation and Wolverine World Wide, Inc.

Michael A. Peel has served as a member of our Board of Directors since February 2003. Mr. Peel has served as Executive Vice President, Human Resources and Administrative Services for General Mills, Inc., a manufacturer and marketer of packaged consumer foods, since December 2007. From 1991 to December 2007, Mr. Peel served as Senior Vice President, Human Resources and Corporate Services for General Mills. From 1977 to 1991, Mr. Peel served in various capacities for PepsiCo, Inc., including as Senior Vice President, Human Resources for PepsiCo Worldwide Foods from 1987 to 1991.

Jean-Michel Valette has served as a member of our Board of Directors since October 1994. Mr. Valette is an independent adviser to branded consumer companies. In April 2005, Mr. Valette was named the Chairman (non-executive) of Robert Mondavi Winery and from October 2004 to April 2005 he served as President and Managing Director of Robert Mondavi Winery. Since January 2004 he has served as Chairman of the Board of Directors of Peet's Coffee and Tea, Inc. From August 1998 to May 2000, Mr. Valette served as President and Chief

Executive Officer of Franciscan Estates, Inc., a Napa Valley winery. He was a Managing Director of Hambrecht & Quist LLC, an investment banking firm, from October 1994 to August 1998 and served as a Senior Analyst at Hambrecht & Quist LLC from November 1992 to October 1994. Mr. Valette also serves as a director of The Boston Beer Company.

Christine M. Day was appointed to our Board of Directors in November 2004. Since January 2008, Ms. Day has served as Executive Vice President, Retail Operations for lululemon athletica inc., an athletic apparel company. From July 2004 until February 2007, Ms. Day served as President of Asia Pacific Group, Starbucks Coffee International. Prior to holding this position, she served as Senior Vice President, Starbucks Coffee International. From 1987 to 2003, Ms. Day served in various other capacities for Starbucks, including Senior Vice President, North American Finance and Administration; Senior Vice President, North American Strategic Business Systems; and Vice President of Sales and Operations for Starbucks foodservice and licensed concepts division. Ms. Day also serves as a director of Nu Skin Enterprises, Inc., a direct seller of personal skin care and nutritional products.

Stephen L. Gulis, Jr., was appointed to our Board of directors in July 2005. Since April 1996, Mr. Gulis has been the Executive Vice President, CFO and Treasurer of Wolverine World Wide, Inc. (WWW). In January 2008, Mr. Gulis was appointed as President of Wolverine World Wide's Global Operations Group. From 1988 to 1996, Mr. Gulis served in various capacities with WWW, including CFO, Vice President of Finance, and Vice President Finance and Administration of the Hush Puppies Company. Prior to joining WWW, he served six years on the audit staff of Deloitte & Touche. Mr. Gulis also serves as a director of Independent Bank Corporation.

Kristen L. Manos was appointed to our Board of Directors in October 2007. Since 2002, Ms. Manos has served as an officer of Herman Miller, Inc., an office furniture and services company, including as Executive Vice President, North American Office & Learning Environments, since 2004 and as Senior Vice President, Marketing and Market Development, from 2002 to 2004. From 1994 to 2002, Ms. Manos served in various capacities for Haworth, Inc, an office furniture manufacturer, including as Vice President, Global Marketing, from 2000 to 2002.

Ervin R. Shames has served as a member of our Board of Directors since April 1996 and was elected Chairman of the Board in February 2008. Mr. Shames previously served as Chairman of our Board of Directors from April 1996 to April 1999. From May 2004 until February 2008, Mr. Shames assumed the role of Lead Director under our Corporate Governance Principles. Since January 1995, Mr. Shames has served as an independent management consultant to consumer goods and services companies, advising on management and marketing strategy. Since 1996, he has been a Lecturer at the University of Virginia's Darden Graduate School of Business. From December 1993 to January 1995, he served as the Chief Executive Officer of Borden, Inc. and was President and Chief Operating Officer of Borden, Inc. from July 1993 until December 1993. From June 1990 to June 1992, he was the Chief Executive Officer of

Stride Rite Corporation and from June 1992 to July 1993 he was Stride Rite's Chairman and Chief Executive Officer. From 1967 to 1989, Mr. Shames was employed by General Foods/Altria Companies in varying capacities including the presidencies of General Foods International, General Foods USA and Kraft USA. Mr. Shames serves as a director of Choice Hotels International, Inc., Online Resources Corporation and several privately held companies.

Thomas J. Albani has served as a member of our Board of Directors since February 1994. Mr. Albani served as President and Chief Executive Officer of Electrolux Corporation, a manufacturer of premium floor care machines, from June 1991 to May 1998. From September 1984 to April 1989, he was employed by Allegheny International Inc., a home appliance manufacturing company, in a number of positions, most recently as Executive Vice President and Chief Operating Officer.

David T. Kollat has served as a member of our Board of Directors since February 1994. Dr. Kollat has served as President and Chairman of 22 Inc., a research and consulting company for retailers and consumer goods manufacturers, since 1987. From 1976 until 1987, he served in various capacities for Limited Brands, a women's apparel retailer, including Executive Vice President of Marketing and President of Victoria's Secret Catalogue. Dr. Kollat also serves as a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.

William R. McLaughlin joined our company in March 2000 as President and Chief Executive Officer and as a member of our Board of Directors. From May 2004 through February 2008, Mr. McLaughlin also served as Chairman of our Board of Directors. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

Corporate Governance

Information about the Board of Directors and its Committees

The Board of Directors has determined that each of the following directors is an "independent director" as defined by applicable rules of the National Association of Securities Dealers ("NASD"):

Thomas J. Albani	Christine M. Day
Stephen L. Gulis, Jr.	Christopher P. Kirchen
David T. Kollat	Brenda J. Lauderback
Kristen L. Manos	Michael A. Peel
Ervin R. Shames	Jean-Michel Valette

The Board maintains four standing committees, including an Audit Committee, a Management Development and Compensation Committee, a Finance Committee and a Corporate Governance and Nominating Committee. Each of these Committees has a charter and each of these charters is included in the investor relations section of the company's Web site at *http://www.selectcomfort.com/investors*. The current members of each of these committees are identified in the table below. In his capacity as non-executive Chairman of the Board, Mr. Shames may attend and vote at any Committee meeting.

Director	Audit Committee	Management Development and Compensation Committee	Finance Committee	Corporate Governance and Nominating Committee
Thomas J. Albani			X	
Christine M. Day	X	X		
Stephen L. Gulis, Jr.	Chair		X	
Christopher P. Kirchen	X		X	
David T. Kollat				X
Brenda J. Lauderback				Chair
Kristen L. Manos	X	X		
Michael A. Peel		Chair		X
Jean-Michel Valette	X		Chair	

The Board has determined that each member of the four Board committees meets the independence requirements applicable to those committees prescribed by the NASD, the Securities and Exchange Commission ("SEC") and the Internal Revenue Service. The Board of Directors has further determined that two members of the Audit Committee, Stephen L. Gulis, Jr. and Jean-Michel Valette, meet the definition of "audit committee financial expert" as set forth in Item 401(h) of Regulation S-K promulgated by the SEC.

The Board of Directors met in person or by telephone conference eight times and took action by written consent on one occasion during 2007. The Audit Committee met in person or by telephone conference eight times during 2007. The Management Development and Compensation Committee met in person or by telephone conference five times during 2007. The Finance Committee met in person or by telephone conference 11 times during 2007. The Corporate Governance and Nominating Committee met in person or by telephone conference three times during 2007. All of the directors attended 75% or more of the meetings of the Board and all committees on which they served during fiscal 2007.

Audit Committee. The Audit Committee is comprised entirely of independent directors, currently including Stephen L. Gulis, Jr. (Chair), Christine M. Day, Christopher P. Kirchen, Kristen L. Manos and Jean-Michel Valette. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of our company. The Audit Committee is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The responsibilities and functions of the Audit

Committee are further described in the Audit Committee Report beginning on page 47 of this Proxy Statement.

Management Development and Compensation Committee. The Management Development and Compensation Committee is comprised entirely of independent directors, currently including Michael A. Peel (Chair), Christine M. Day and Kristen L. Manos. The principal function of the Management Development and Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the company's executive officers. The responsibilities and functions of the Management Development and Compensation Committee are further described in the Compensation Discussion and Analysis beginning on page 20 of this Proxy Statement.

Finance Committee. The Finance Committee is comprised entirely of independent directors, currently including Jean-Michel Valette (Chair), Thomas J. Albani, Stephen L. Gulis, Jr. and Christopher P. Kirchen. The primary functions of the Finance Committee are to:

- Review and consult with senior management regarding financial matters, including the company's financial condition, plans and strategies, investor relations strategies, cash management strategies, risk management strategies and legal and tax structure;

- Review and consult with senior management regarding, and make recommendations to the Board regarding, the issuance or retirement of debt or equity, dividend policies and dividend declarations, stock splits and similar changes in capitalization and acquisitions, divestitures and joint ventures and the related financial strategies or arrangements; and

- Review and consult with senior management regarding, and approve on behalf of the Board, the company's cash investment policies, unbudgeted capital commitments and operating leases up to $5 million, and stock repurchase authority (subject to limitations established by the Board from time-to-time).

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised entirely of independent directors, currently including Brenda J. Lauderback (Chair), David T. Kollat and Michael A. Peel. The primary functions of the Corporate Governance and Nominating Committee are to:

- Develop and recommend to the Board corporate governance principles to govern the Board, its committees, and our executive officers and employees in the conduct of the business and affairs of our company;

- Identify and recommend to the Board individuals qualified to become members of the Board and its committees; and

- Develop and oversee the annual Board and Board committee evaluation process.

Director Nominations Process

The Corporate Governance and Nominating Committee administers the process for nominating candidates to serve on our Board of Directors. The Committee recommends candidates for consideration by the Board as a whole, which is responsible for appointing candidates to fill any vacancy that may be created between meetings of the shareholders and for nominating candidates to be considered for election by shareholders at our annual meeting.

The Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members in the context of the current membership of the Board. This assessment includes considerations such as diversity, age, functional skills and industry experience in relation to the perceived needs of the company from time-to-time. The Board has established selection criteria to be applied by the Corporate Governance and Nominating Committee and by the full Board in evaluating candidates for election to the Board. These criteria include:

- Independence;
- Integrity;
- Experience and sound judgment in areas relevant to our business;
- A proven record of accomplishment;
- Willingness to speak one's mind;
- The ability to commit sufficient time to Board responsibilities;
- The ability to challenge and stimulate management; and
- Belief in and passion for our mission and vision.

Since December 2002, we have added five new members to our Board of Directors, including Michael A. Peel, appointed in February 2003; Brenda J. Lauderback, appointed in February 2004; Christine M. Day, appointed in November 2004, Stephen L. Gulis, Jr., appointed in July 2005 and Kristen L. Manos appointed in October 2007. Each of these candidates was identified to provide additional functional expertise in one or more key areas to supplement the existing expertise of the Board. Each of these candidates was interviewed extensively by existing Board members and evaluated based on the criteria identified above.

The Corporate Governance and Nominating Committee may use a variety of methods for identifying potential nominees for election to the Board, including consideration of candidates recommended by directors, officers or shareholders of the company. The Committee also has the authority under its charter to engage professional search firms or other advisors to assist the Committee in identifying candidates for election to the Board, or to otherwise assist the Committee in fulfilling its responsibilities. In February 2005, the Committee engaged the firm of Spencer Stuart to assist the Committee in identifying and evaluating potential future nominees for appointment or election to the Board.

Shareholder nominations of candidates for membership on the Board submitted in accordance with the terms of our Bylaws will be reviewed and evaluated by the Corporate Governance and Nominating Committee in the same manner as for any other nominations. Any shareholder who wishes the Committee to consider a candidate should submit a written request and related information to our Corporate Secretary. Under our Bylaws, if a shareholder intends to nominate a person for election to the Board of Directors at a shareholder meeting, the shareholder is required to give written notice of the proposed nomination to the Corporate Secretary at least 120 days prior to the first anniversary of the date that the company first released or mailed its proxy materials to shareholders in connection with the preceding year's regular or annual meeting. The shareholder's notice must include, for each nominee whom the shareholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the company that are beneficially owned by the nominee, and (iv) any other information concerning the nominee that would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. The shareholder's notice must also include: (i) the name and address of the nominating shareholder, as they appear on the company's books, and (ii) the class and number of shares of the company that are owned beneficially and of record by the shareholder. The shareholder's notice must also be accompanied by the proposed nominee's signed consent to serve as a director of the company.

Shareholder Communications with the Board

Shareholders may communicate with the Board of Directors, its Committees or any individual member of the Board of Directors by sending a written communication to our Corporate Secretary at 9800 59th Avenue North, Plymouth, MN 55442. The Corporate Secretary will promptly forward any communication so received to the Board, any Committee of the Board or any individual Board member specifically addressed in the communication. In addition, if any shareholder or other person has a concern regarding any accounting, internal control or auditing matter, the matter may be brought to the attention of the Audit Committee, confidentially and anonymously, by calling 1-800-835-5870, inserting the I.D. Code of AUDIT (28348) and following the prompts from the recorded message. The company reserves the right to revise this policy in the event that the process is abused, becomes unworkable or otherwise does not efficiently serve the purposes of the policy.

Policy Regarding Director Attendance at Annual Meeting

Our policy is to require attendance of all of our directors at our annual meeting of shareholders, except for absences due to causes beyond the reasonable control of the director. All of the directors then serving on our Board were in attendance at our 2007 Annual Meeting of Shareholders.

Corporate Governance Principles

Our Board of Directors has adopted Corporate Governance Principles that were originally developed and recommended by the Corporate Governance and Nominating Committee. These Corporate Governance Principles are available in the investor relations section of the company's Web site at *http://www.selectcomfort.com/investors*. Among these Corporate Governance Principles are the following:

Independence. A substantial majority of the members of the Board should be independent, non-employee directors. It is the responsibility of the Board to establish the standards for independence and the Board has followed the independence standards for companies listed on The NASDAQ Stock Market LLC – NASDAQ Global Select Market ("NASDAQ"). All of our directors are independent except for William R. McLaughlin, our Chief Executive Officer. All Committees of the Board are composed entirely of independent directors.

The Audit Committee charter requires that the Audit Committee must review and approve any proposed or actual related party transaction that would be required to be disclosed by the company pursuant to Item 404 of Regulation S-K of the Federal securities laws.

In reaching its determination that all of the non-executive members of the Board of Directors are independent under the listing standards of the NASDAQ, the Board reviewed and discussed relationships involving two of our directors. Until May of 2006, Ervin R. Shames served as an advisory board member for a company that provided e-commerce marketing services to the company between 2003 and 2006. The amount of these services was less than $60,000 per year and no transactions with this entity have occurred since March 2006. Christopher P. Kirchen serves on the board of a company that has provided public relations services to the company and the amount of these services was de minimus in both 2006 and 2007. The venture capital firm that Mr. Kirchen is affiliated with has a minority investment in a market research company that has completed one project for the company in 2008 for which the company has been billed $44,600. The decisions related to the use of these services were made through normal company sourcing procedures and not in any way influenced by these directors. For these reasons, and due to the minimal amounts involved, the Board determined that these transactions did not prevent these directors from meeting the applicable independence standard.

Chairman and CEO Positions. At the present time, the Board believes that it is in the best interests of the company and its stakeholders for the positions of Chairman of the Board and CEO to be separated, and for the position of Chairman of the Board to be held by a non-executive, independent member of the Board. The Board retains the right to review this determination and to either continue to maintain these positions as separated positions or to combine the positions, as the Board determines to be in the best interests of the company at the time. During any period in which the positions of Chairman of the Board and CEO are combined, the Board will appoint a Lead Director from among the independent members of the Board.

Classified Board Structure. Our Articles of Incorporation provide for a classified Board serving staggered terms of three years each. The Board will periodically review its classified Board structure in the context of other provisions and measures applicable to unsolicited takeover proposals with the objective of positioning the Board and the company to maximize the long-term value of our company for all shareholders.

Approach to Term and Age Limits. The Corporate Governance and Nominating Committee has determined to not adopt specific term or age limits in order to not arbitrarily lose important contributors to the Board. In order to ensure an appropriate balance between new perspectives and experienced directors, if the median tenure of the Board exceeds 8.5 years or if the majority of the directors are 60 years or older, then one or more directors will either not be re-nominated or asked to resign from the Board. Such director(s) will be selected based on an evaluation of the Board's needs and the director's contributions.

Change in Responsibilities. The Board does not believe that Directors who retire or who have a change in their principal employment or affiliation after joining the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, through the Corporate Governance and Nominating Committee, to review the qualifications of the director for continued Board membership. Any Director who undergoes a material change in principal employment or affiliation is required to promptly notify the Chair of the Corporate Governance and Nominating Committee of the change.

Other Board or Audit Committee Service. The Board recognizes that service on other boards can in some circumstances limit the time that Directors may have to devote to fulfilling their responsibilities to the company. It is the Board's guideline that no Director serve on more than a total of six public company boards (including the Select Comfort Board), and that no member of the company's Audit Committee shall serve on more than a total of three public company audit committees (including the Select Comfort Audit Committee). If any Director exceeds or proposes to exceed these guidelines, the Director is required to promptly notify the Chair of the Corporate Governance and Nominating Committee and the committee will review the facts and circumstances and determine whether such service would interfere with the Director's ability to devote sufficient time to fulfilling the Director's responsibilities to the company.

CEO Service on Other Boards. The CEO shall not serve on more than two public company boards other than the Board of Directors of the company.

Board and Committee Evaluations. The Board believes that the company's governance and the Board's effectiveness can be continually improved through evaluation of both the Board as a whole and its committees. The Corporate Governance and Nominating Committee is responsible for annually evaluating effectiveness in these areas and reviewing the results and recommendations for improvement with the full Board.

Board Executive Sessions. Executive sessions or meetings of independent directors without management present will be held at least twice each year. At least one session will be to review the performance criteria applicable to the CEO and other senior managers, the performance of the CEO against such criteria, and the compensation of the CEO and other senior managers. Additional executive sessions or meetings of outside directors may be held from time-to-time as required. The Board's practice has been to meet in executive session for a portion of each regularly scheduled meeting of the Board. Any member of the Board may request at any time an executive session without the presence of management.

Paid Consulting Arrangements. The Board believes that the company should not enter into paid consulting arrangements with independent directors.

Board Compensation. Board compensation should encourage alignment with shareholders' interests and should be at a level equitable to comparable companies. The Management Development and Compensation Committee is responsible for periodic assessments to assure these standards are being met.

Share Ownership Guidelines for Executive Officers and Directors. The Board has established the stock ownership guidelines described below for executive officers and directors. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer and including shares allocated to directors' accounts under the company's non-employee director equity plan) and (2) vested stock options after taxes at an assumed individual effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

- *Executive Officer Ownership Guidelines*. Within five years of joining the company, the Chief Executive Officer is expected to achieve and maintain stock ownership equal to six times the CEO's base salary and each of the other executive officers is expected to achieve and maintain stock ownership equal to three times the executive officer's base salary.

- *Board Ownership Guidelines*. Within five years of joining the company's Board of Directors, each director is expected to achieve and maintain stock ownership equal to five times the director's annual cash retainer.

- *Restrictions on Sale Pending Achievement of Ownership Objectives*. Any director or executive officer that has not achieved the foregoing ownership objective will not be permitted to sell, during any period of 12 consecutive months, more than 25% of the number of shares owned (including vested stock options) at the beginning of such 12-month period. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Conflicts of Interest. Directors are expected to avoid any action, position or interest that conflicts with an interest of the company, or that gives the appearance of a conflict. If any member of the Board becomes aware of any such conflicting or potentially conflicting interest involving any member of the Board, the director should immediately bring such information to the attention of the Chairman of the Board, the Chief Executive Officer and the General Counsel of the company.

Performance Goals and Evaluation. The Management Development and Compensation Committee is responsible for establishing the procedures for setting annual and long-term performance goals for the Chief Executive Officer and for the evaluation by the full Board of his or her performance against such goals. The Committee meets at least annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the annual goals and the annual performance evaluation of the Chief Executive Officer are reviewed and discussed by the outside directors at a meeting or executive session of that group. The Committee is also responsible for setting annual and long-term performance goals and compensation for the direct reports to the CEO. These decisions are approved by the outside directors at a meeting or executive session of that group.

Compensation Philosophy. The Board supports and, through the Management Development and Compensation Committee, oversees employee compensation programs that are closely linked to business performance and emphasize equity ownership.

Senior Management Depth and Development. The CEO reports to the Board, at least annually, on senior management depth and development, including a discussion of assessments, leadership development plans and other relevant factors.

Provisions Applicable to Unsolicited Takeover Attempts or Proposals. The Board will periodically review (not less often than every three years) the company's Articles of Incorporation and Bylaws and various provisions that are designed to maximize shareholder value in the event of an unsolicited takeover attempt or proposal. Such review includes consideration of matters such as the company's state of incorporation, whether the company should opt in or out of applicable control share acquisition or business combination statutes, and provisions such as the company's classified Board structure. The objective of this review is to maintain a proper balance of provisions that will not deter bona fide proposals from coming before the Board, and that will position the Board and the company to maximize the long-term value of our company for all shareholders.

Shareholder Approval of Equity-Based Compensation Plans. Shareholder approval will be sought for all equity-based compensation plans.

Code of Conduct

We have developed and circulated to all of our employees a Code of Business Conduct addressing legal and ethical issues that may be encountered by our employees in the conduct of our business. Among other things, the Code of Business Conduct requires that our employees comply with applicable laws, engage in ethical and safe conduct in our work environment, avoid conflicts of interests, conduct our business with integrity and high ethical standards, and safeguard our company's assets. A copy of the Code of Conduct is included in the investor relations section of our Web site at *http://www.selectcomfort.com/investors*.

Employees are required to report any conduct that they believe in good faith violates our Code of Business Conduct. The Code of Business Conduct also sets forth procedures under which employees or others may report through our management team and, ultimately, directly to our Audit Committee (confidentially and anonymously, if so desired) any questions or concerns regarding accounting, internal accounting controls or auditing matters.

All of our employees are required to periodically certify their commitment to abide by our Code of Business Conduct. We also provide training in key areas covered by the Code of Business Conduct to help our employees to comply with their obligations.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes the key principles and approaches used to determine the compensation of the named executive officers listed in the Summary Compensation Table. All compensation paid to the named executive officers is determined by the Management Development & Compensation Committee of the Board of Directors (the "Committee"), which is composed solely of independent non-employee Directors who meet regularly each fiscal year. The Committee has retained Towers Perrin as its outside compensation consultant. More information on Towers Perrin's role in advising the Committee on executive compensation matters is provided later in this report.

Select Comfort's goal is to consistently grow sales and earnings faster than its industry peers and to out-perform a broader peer group of specialty retailers. Select Comfort's compensation programs are generally more performance oriented, and typically have a greater proportion of total compensation at risk, than those of comparable companies. Only base salary and certain benefit programs do not vary, upward or downward, with annual financial performance. As a result, total compensation for named executive officers and other senior leaders varies from the bottom quartile of the market (when performance is below expectations) to the top quartile of the market (when performance exceeds that of peer group companies).

Select Comfort's performance in 2007 was disappointing and below both internal and external expectations. Both executive compensation for 2007, and Committee actions taken following year-end, reflect this below target performance and the strong "pay for performance" design of the company's executive compensation programs:

- Base Salaries were frozen and annual merit increases were deferred until performance momentum is restored.

- Annual Cash Incentive Compensation, which typically accounts for more than 20% of total compensation for named executive officers, was completely eliminated for 2007. In accordance with the plan design established at the beginning of the year, no bonuses were warranted due to the year-to-year decline in Net Operating Profit ("NOP").

- Long-Term Equity-Based Incentive Compensation is also strongly tied to annual company performance. In accordance with terms established at the beginning of 2007, annual stock and stock option awards, which typically account for approximately 40% of total compensation for named executive officers, were reduced to well below target levels due to below target company performance.

The absence of base salary increases, the elimination of any annual cash incentive payouts, and the reduction in stock and stock option awards to well below target levels will, in combination, result in total compensation in the bottom quartile of the market (vs. peer group comparators) for the named executive officers and other company management.

While Select Comfort believes it is highly important that executive compensation be closely aligned with corporate performance, it also recognizes that it must pay competitively to retain the highly talented people it has attracted to the company. Accordingly, select special stock awards were made in late 2007 and early 2008 to top performers, particularly those newer leaders with limited stock holdings, to reinforce their importance to the business and increase their incentive and motivation.

The Summary Compensation Table included on page 35 of this Proxy Statement was prepared in strict adherence to SEC guidelines and therefore only partially reflects the year-to-year decline in total compensation resulting from below target performance in 2007. The base salary growth in 2007 reflected in the table was the result of market adjustments and merit increases awarded at the start of fiscal 2007 (based on fiscal 2006 performance). The stock and stock option award values reflected in the table are generally higher in 2007 than 2006 as the result of the full year impact of the March 2006 grants and the February 2007 grants (also based on fiscal 2006 performance); the reduced expense impact from the reduced performance stock awards as a result of 2007 performance will be first seen in next year's proxy statement. The only fiscal 2007 year-end pay actions fully reflected in the Summary Compensation Table are in the "Non-Equity Incentive Plan Compensation" column, where the zero bonus payouts for the fiscal year can be clearly seen.

The Board of Directors and management of Select Comfort are highly committed to restoring the outstanding growth and financial performance that characterized the company in the five-year period preceding 2007. Aggressive actions have been taken to improve company performance, to weather the challenging current environment, and to better position Select Comfort to fully realize its outstanding future potential. As part of these actions, Chief Executive Officer, Bill McLaughlin has requested that the payment of his base salary be discontinued until company growth is restored. This action is emblematic of the passion of the senior leadership team for the Sleep Number brand and their resolve to return the company to superior performance.

The following discussion provides (1) an overview of the Management Development and Compensation Committee of our Board of Directors, (2) a discussion of the philosophy and objectives behind our compensation programs for senior management, and (3) a discussion of each material element of these compensation programs and the process used to determine the amounts of these elements.

Overview of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors (the "Committee") is comprised entirely of independent, non-employee directors. The primary purpose of the Committee is to discharge the responsibilities of our Board relating to executive compensation and development of current and future leadership resources. The responsibilities of the Committee include:

- Establishment of compensation strategies, processes, and programs for the Chief Executive Officer and other executive officers designed to motivate and reward superior company performance.

- Leadership of the Board of Directors' annual process to evaluate the performance of the Chief Executive Officer.

- Review and approval of all compensation elements for the Chief Executive Officer and other executive officers including base salaries, annual cash incentive awards, equity-based awards, benefits, and perquisites.

- Oversight of the annual cash incentive plan, long-term equity-based incentive plans, employee stock purchase plan, and major employee benefit programs.

- Review of management development progress, organizational strategy, succession planning for key leadership positions, and overall talent depth to assure that talent formation processes are consistent with the company's aggressive growth goals.

The Committee has the authority under its charter to retain and consult with independent advisors to assist the Committee in fulfilling these responsibilities and duties. To maintain the independence of these advisors, the charter also provides that the use by the company of any of these advisors for work other than that expressly commissioned by the Committee must be approved in advance by the Committee. For each of the last several years, the Committee has engaged Towers Perrin, a global human resources consulting firm, as its independent compensation consultant.

The Committee usually meets four to six times per year in person or by telephone conference as needed. The Chairman of the Committee works with members of our senior management team and with the Committee's independent compensation consultant to determine the agenda for each meeting. Following the development of the agenda, members of senior management and our human resources department, sometimes with the assistance of the Committee's independent compensation consultant, prepare materials for each meeting of the Committee. These materials are reviewed with the Chair of the Committee in advance of distribution to the entire Committee.

Our Chief Executive Officer, other members of our management team and the Committee's independent compensation consultant may be invited to attend all or a portion of a Committee meeting, depending on the nature of the agenda. The Committee also typically meets in executive session without any members of management present.

Neither our Chief Executive Officer nor any other member of management votes on any matters before the Committee. The Committee, however, solicits the views of our Chief Executive Officer on compensation matters generally, and particularly with respect to the compensation of members of the senior management team reporting to the Chief Executive Officer. The Committee also solicits the views of other members of senior management and our human resources department with respect to key compensation elements and broad-based employee benefit plans.

Compensation Philosophy and Objectives

Our compensation philosophy and objectives may be summarized as follows:

- <u>Competitive Compensation</u>. As a growth-oriented company, we need to attract, retain and motivate executives and key employees with the capability to enable us to achieve significantly greater scale.

- Performance-Based Compensation. We favor variable compensation tied to company results over fixed compensation. We target base salary compensation at the market median, with the opportunity to earn total compensation above the market median when company performance is competitively superior.

- Reward both Company-Wide and Individual Achievement. In determining short-term and long-term incentive awards, emphasis is placed on company performance. However, significant differentiation can occur with respect to merit increases in base salaries, annual cash incentive compensation and in long-term equity awards based on individual performance and potential.

- Emphasize Stock Ownership. We believe that employee stock ownership is a valuable tool to align the interests of employees with those of shareholders. The company has established specific stock ownership objectives for company officers as well as for members of the Board of Directors. The company provides a variety of means for broader stock ownership by employees at all levels, including through our long-term incentive plans, our 401(k) savings plan and our employee stock purchase plan.

Compensation Program Elements

Our compensation program for senior management currently consists of (1) base salary, (2) annual cash incentive compensation, (3) long-term equity-based incentive compensation, (4) severance compensation upon termination of employment without cause, (5) broad-based benefits plans available to other employees generally, and (6) limited perquisites. In addition, we have stock ownership requirements for senior management, described further below. We do not have employment agreements that provide for continued employment for any period of time.

The Committee annually reviews the company's total compensation program for the Chairman and Chief Executive Officer and for each of the company's Senior Vice Presidents. The independent compensation consultant provides the Committee with relevant market data and trends to consider as the Committee makes compensation decisions relative to the company's executive officers.

In making compensation decisions relative to the entire senior management team, the Committee reviews data from multiple broad-based survey sources provided by the independent compensation consultant, including Towers Perrin's *2007 Compensation Data Bank - General Executive Report* and *Retail/Wholesale Executive Report*; Watson Wyatt's *2007/2008 Industry Report on Top Management Compensation*; and William M. Mercer's *2007 Benchmark Database Executive Survey Report*. The Committee compares each element of total compensation against a market estimate derived by the independent compensation consultant from this survey data, which is adjusted by regression analysis to account for company size, as well as against tabular data from these surveys arranged by company size.

The Committee also compares each element of compensation for the CEO and CFO to a peer group of publicly traded companies. This peer group, the composition of which is reviewed annually, consists of comparable retail, manufacturing, and consumer brand companies, with which we compete for talent and for shareholder investments. For each of the last two fiscal years, this peer group has included:

- Arctic Cat Inc.
- Bed Bath & Beyond Inc.
- The Bombay Company, Inc.
- Cache, Inc.
- Callaway Golf Company
- Chico's FAS, Inc.
- Christopher & Banks Corporation
- Coach, Inc.
- Cost Plus, Inc.
- Donaldson Company, Inc.
- Dorel Industries Inc.
- Ethan Allen Interiors Inc.
- Furniture Brands International, Inc.
- Haverty Furniture Companies, Inc.
- La-Z-Boy Incorporated
- Leggett & Platt, Incorporated
- Nautilus, Inc.
- Pier 1 Imports, Inc.
- Polaris Industries Inc.
- Restoration Hardware, Inc.
- Sealy Corporation
- Sharper Image Corporation
- Starbucks Corporation
- Tempur-Pedic International Inc.
- Tennant Company
- The Toro Company
- Williams-Sonoma, Inc.

Because of the wide range in size among the companies in the peer group, with our annual revenues at approximately the 25th percentile of the peer group, regression analysis is used to adjust the compensation data for differences in company revenues. The adjusted data is used as the basis of comparison of CEO and CFO compensation between our company and the companies in the peer group.

With the assistance of the independent compensation consultant, the Committee values the total compensation of the executive officers in two ways, including the "targeted opportunity" and the current actual pay. The targeted opportunity includes current base salary, targeted annual incentive compensation, and targeted annual stock equity award values. The current actual pay includes current base salary, the most recent actual bonus payout and most recent equity awards valued on the basis of the average stock price over the preceding six months. The competitive position of the compensation for the executive officers is considered from both of these perspectives.

Base Salary. Base salaries for our executive officers are reviewed annually, shortly after the end of each fiscal year. The Committee seeks to position base salaries at the median of the general industry survey data, as adjusted by regression analysis to account for company size.

In addition to the broad industry market data and comparisons with the peer group noted above, the Committee considers other factors in arriving at or adjusting each executive officer's base salary, including: (1) each executive officer's scope of responsibilities; (2) each executive officer's qualifications, skills and experience; (3) internal pay equity among senior executives; and (4) individual job performance, including both impact on current financial results and contributions to building longer-term competitive advantage and shareholder value. Annual increases in base salary are primarily driven by the Committee's evaluation of individual performance.

The Summary Compensation Table included on page 35 of this Proxy Statement reflects increases in base salaries implemented in early 2007 of (i) 4.5% for William R. McLaughlin, all of which was based on merit considerations, (ii) 9.3% for James C. Raabe, of which 6.0% was based on merit considerations and 3.3% was based on an adjustment to market, and (iii) 7.7% for Kathryn V. Roedel, all of which was based on merit considerations.

Based on the disappointing performance of the company in 2007, the Committee accepted management's proposal to defer all merit increases to base salaries for executive officers until such time as performance momentum is restored. The Committee also accepted a proposal in late February 2008 from our Chief Executive Officer, William R. McLaughlin, to forego his base salary through the remainder of 2008 until such time as the company achieves year-over-year growth in same store sales. The Committee intends to revisit base salaries for senior executives later in the fiscal year for consistency with the company's overall compensation objectives.

Annual Cash Incentive Compensation. Annual cash incentive compensation for executive officers and other employees is provided under our Executive and Key Employee Incentive Plan (the "Annual Incentive Plan"). The Annual Incentive Plan is designed to drive company-wide performance for the relevant fiscal year at or above the company's stated long-term growth and profitability objectives. Consistent with the company's performance-based compensation philosophy, the Board seeks to set its company-wide financial performance objectives so as to achieve above-median performance relative to the company's peer group. The Committee then seeks to set annual cash incentive targets so that achievement of above-median performance will result in above-median total cash compensation.

At the beginning of each fiscal year, the Committee determines the three principal elements of the Annual Incentive Plan for the coming fiscal year: (1) the performance goals, (2) the target bonus levels, and (3) the split between company-wide performance goals and individual performance goals (if any). Actual bonus payments are increased above the target bonus levels for results that exceed the performance goals and are decreased below the target bonus levels (and may be reduced to zero) for results that do not fully meet the goals, with the amount of the increase or decrease based on a schedule determined by the Committee.

- Performance Goals. The Committee determines both the type and the specific targets of the performance goals for each fiscal year. The Annual Incentive Plan limits the types of performance goals to sales growth or volume, net operating profit before tax, cash flow, earnings per share, return on capital employed, and/or return on assets. Since the adoption of the current Annual Incentive Plan in 2001, the Committee has selected annual net operating profit ("NOP") as the primary company performance measure based on its belief that this single goal provides a balanced focus on both revenue growth and improved profitability. For 2006, the Committee added unit sales growth as a secondary performance goal. For 2007, the Committee added a revenue growth milestone as a secondary performance goal. For 2008, the Committee chose not to add a secondary performance goal.

- Target Bonus Levels. The target bonus level for the CEO has been set at 75% of base salary for each year since 2002. The target bonus level for each of the other named executive officers has been set at 55% of base salary for each year since 2003. These target bonus levels were initially benchmarked against high growth companies of the same size and larger and these target bonus levels are reviewed annually against these benchmarks. As noted above, these target bonus levels, when combined with the performance goals established by the Committee, are designed to deliver above-median total cash compensation for above-median performance relative to the company's peer group.

- Split between Company-Wide Goals and Individual Goals. The Annual Incentive Plan specifies that, for senior executive officers, at least 75% of the target award must be based on objective company-wide performance goals and not more than 25% of the target award may be based on objective individual performance goals. Since the inception of the Annual Incentive Plan, the Committee had based target awards payable to senior executives entirely on objective company-wide performance goals. In 2008, the Committee determined it desirable to base 25% of the target award for senior management on individual performance objectives in order to better recognize and reward outstanding performance by incentive plan participants. Individual performance objectives are determined based on alignment with the company's annual operating plan and long-term strategic objectives. The 25% individual performance portion of the target bonus levels may be reduced to zero in the event of failure to achieve the performance objectives or increased by a factor of up to 1.5X in the event of exceptional performance versus the individual objectives. The Committee believes that this approach will effectively reward both individual and team results, while continuing to closely align executive compensation with the long-term interests of our shareholders.

The actual incentive payouts for the past two fiscal years (2006 and 2007), as well as the design of the incentive program for 2008, demonstrate how these incentive mechanics actually function and the strong relationship between company performance and incentive payments:

For 2006, the Committee established a NOP performance goal of $80.4 million (+ 17% vs. 2005) for payment of bonuses at target level. At the end of the fiscal year the NOP results were adjusted by the Committee by $2.3 million to reflect two extraordinary items not anticipated when the original target was set by the Committee. With these two adjustments, the company achieved $75.1 million NOP or a gain of 9.5% year-to-year on a comparable basis. This NOP performance was below plan and resulted in a below target incentive payout of 83% of target.

For 2007, the Committee established a NOP performance goal of $90.1 million (+20% vs. comparable 2006 performance) for payment of bonuses at target level. The incentive plan also had a 15% "kicker" if net sales hit a stretch objective of $1 billion (and NOP was at least 10% of net sales). As the company's NOP performance of $43.5 million was significantly below plan, in accordance with the incentive schedule established at the beginning of the year, the Committee determined that no incentive payout was appropriate for 2007.

For 2008, the Committee has determined that restoring the Company's growth momentum is the over-riding goal. Because of the economic uncertainty in 2008, particularly for specialty retailers, the Committee thought it important to modify this year's incentive program design. To assure motivation and incentive exists for top performers no matter what market conditions materialize, fiscal year incentives will be based 75% on company NOP performance and 25% on individual performance versus goals. The company performance portion of the incentive will be based on NOP results versus the company's 2008 goals. No payout will occur on the company performance portion if the NOP threshold target is not met. The slope of any incentive payouts above the NOP target for the year will be relatively flat (0.39% to 2.5% per each 1% of NOP growth) until NOP exceeds prior year by 10%, when the incentive leverage increases to 5% per each incremental 1% of NOP growth. In all cases, any incentive earned would be fully funded by the NOP results upon which the incentive is based.

To further retain the flexibility to assure 2008 pay and performance are properly aligned, the Committee has reserved the discretion to increase or decrease the 75% company performance portion of the incentive by up to 20%. This incentive provision has been added due to the difficulty in assessing how conservative or aggressive 2008 NOP goals are given the continuing deterioration of the economy. The Committee will base this discretionary adjustment on the company's relative growth versus industry competitors and on the momentum in sales and profit growth generated during the year. Therefore, annual incentive awards for named officers for 2008 will be determined by the following formula:

Base Salary x Target Bonus Level x (.75 Company Performance x up to +/- 20% Discretionary Factor + .25 Individual Rating) = Incentive Payout.

In order to enable compensation paid under our Annual Incentive Plan to qualify for an exemption from limits on deductibility of compensation in excess of $1 million under Internal Revenue Code section 162(m) and related regulations, we have chosen to submit the material terms of the performance goals under the Annual Incentive Plan to our shareholders for approval every five years. Our shareholders initially approved the material terms of these performance goals in 2001 and approved them again in 2006.

<u>*Long-Term Equity-Based Incentive Compensation*</u>. The company makes long-term incentive compensation grants to its executive officers and other employees to align their interests with those of shareholders, as well as to provide total compensation which is competitive in the marketplaces in which the company competes for top talent. As the company offers no pension plan, this pay component is an important enabler of retirement security for executives and other employees who have dedicated a significant portion of their working career to our business.

Executive officers and other key employees are eligible for equity-based grants upon joining the company and thereafter on an annual basis. The annual long-term equity-based awards are typically granted in late February or early March of each year, following the completion of our annual audit and release of our earnings for the prior fiscal year, and coinciding with our annual performance review process.

We have historically provided four different types of equity awards to our executive officers:

- <u>Stock Option Awards</u> provide the right to purchase a specific number of shares at a fixed price equal to the fair market value of the shares on the date of grant, with these rights typically vesting in annual increments of 25% of the number of options granted on each of the first four anniversaries of the date of grant;

- Performance Stock Option Awards are stock option grants in which the number of shares is subject to upward adjustment (of up to 50%) or downward adjustment (of up to 75%) based on performance versus company performance objectives for the year of the grant;

- Restricted Stock Awards are full share grants that become fully vested and owned by the employee free of restrictions only at the end of a number of years (typically four years) from the date of grant, provided the employee continues in service with the company; and

- Performance Restricted Stock Awards are restricted stock awards in which the number of shares granted is subject to upward adjustment (of up to 50%) or downward adjustment (of up to 75%) based on performance versus company-wide objectives in the year of the grant.

Up until 2005, Stock Option Awards and Restricted Stock Awards were the only forms of long-term equity-based compensation utilized by the company. Executives and other stock program participants would annually receive Stock Option Awards. In addition, certain executives and other key employees were selected to receive special Restricted Stock Awards for recognition and retention reasons. Starting in 2005, the company began to grant Performance Restricted Stock Awards in addition to Stock Option Awards, with the mix of annual awards for executive officers targeted at 75% Stock Option Awards and 25% Performance Restricted Stock Awards. Since 2007, all of our annual equity awards to executive officers have been in the form of performance-based awards, with the mix for executive officers targeted at 75% Performance Stock Option Awards and 25% Performance Restricted Stock Awards. In 2008, some participant choice was introduced, whereby executive officers could choose between either a 50%/50% or 75%/25% mix by value of Performance Stock Option Awards to Performance Restricted Stock Awards.

In determining the economic value of long term equity-based incentive compensation to be granted to each stock plan participant, the following four criteria are considered:

- Organizational Performance, including historical total shareholder returns (both one- and five-year perspectives), net sales and earnings growth relative to internal targets and external peer comparisons, and strategic accomplishments.

- Individual Performance, including levels of responsibility and impact on both our current results and our long-term competitive position. Our equity-based incentive grants have generally been the vehicle to provide differentiation in rewards for individual performance. These long-term incentive grants are also designed to support important long-term retention considerations.

- Market Survey Information including current market position (both individually and in the aggregate), intended market competitive position, and market trends.

- Prior Awards, including both the number of stock options and restricted shares awarded and the accumulated value to evaluate the "holding power" of unvested equity when considering employee retention exposure.

For determining the performance adjustment to the economic value of annual Performance Stock Awards, the company used the following schedule in 2007:

2007 Net Operating Profit as a Percentage of Bonus Payout Target	Award Multiplier
>125%	1.50X
>115% to 125%	1.25X
>105% to 115%	1.10X
>95% to 105%	1.00X
>85% to 95%	0.90X
>75% to 85%	0.80X
>65% to 75%	0.75X
≤65%	0.25X

As you can see from this matrix, the target awards for executive officers and other stock program participants can be increased by up to 50% or decreased by up to 75% based on company NOP performance for the fiscal year just ended.

In accordance with this schedule, and the other plan provisions, the number of shares included in the Performance Stock Option Awards and Performance Restricted Stock Awards granted to plan participants in the beginning of 2007 were reduced by 75% based on actual NOP performance in 2007. These grant amounts for executive officers are summarized in the Grant of Plan-Based Awards Table included on page 36 of this Proxy Statement and were in each case reduced to the threshold amounts reflected in the table. For performance-based grants to be adjusted versus targets in 2009 (based on fiscal 2008 results), the Committee narrowed the foregoing matrix to provide a maximum increase or decrease of up to 25% from the target award. This change was made due to the present volatility in business conditions and the overall difficulty in assessing how conservative or aggressive 2008 NOP goals are given the continuing deterioration of the economy.

For the March 2008 award, plan participants were enabled to make a choice in the weighting between Performance Stock Option Awards and Performance Restricted Stock Awards. Senior officers, including named executive officers, were eligible to elect to receive the economic value of their 2008 grant in either a 50%/50% or 75%/25% mix by value of Performance Stock Option Awards to Performance Restricted Stock Awards. Named executive officers receiving long-term incentive grants under this program in March of 2008 included James C. Raabe, who received 35,250 Performance Stock Options and 5,875 Performance Restricted Stock shares; Kathryn V. Roedel, who received 50,250 Performance Stock Options and 8,375 Performance Restricted Stock shares; and Wendy L. Schoppert, who received 45,000 Performance Stock Options and 7,500 Performance Stock shares.

Also in 2008, a small group of key employees were singled out for special stock grants based on their future contribution potential as part of the company's long-term retention strategy. These special stock grants have three-year vesting. Named officers receiving special stock grants were James C. Raabe (7,500 Stock Options and 1,250 Restricted Stock shares), Kathryn V. Roedel (30,000 Stock Options and 5,000 Restricted Stock shares), and Wendy L. Schoppert (30,000 Stock Options and 5,000 Restricted Stock shares).

The company's Chief Executive Officer, William R. McLaughlin, has been eligible for limited equity-based awards in the last two years as a result of the multi-year Stock Option Award he received in March 2006, in return for his commitment to continue in his position as CEO for at least five more years. This special one time grant represented five times Mr. McLaughlin's normal annual Stock Option Award, all of which cliff-vest in 2011 at the end of the five years. The Board made this special grant in recognition of Mr. McLaughlin's exceptional performance in the years preceding the award and to assure continuity at the top of the company so as to perpetuate the distinctive growth the company was achieving. While the bulk of Mr. McLaughlin's annual equity incentive award was foregone due to this multi-year Stock Option Award, he has remained eligible for Performance Restricted Stock Awards in 2007 and 2008. With respect to 2007, Mr. McLaughlin was eligible to receive 37,500 Performance Restricted Stock shares, which was reduced by 75% to 9,375 shares based on 2007 performance, consistent with the performance matrix discussed above. In the 2008 grant cycle, Mr. McLaughlin also received 37,500 Performance Restricted Stock shares, which is subject to increase or decrease by up to 25% based on performance in 2008.

Severance Compensation. In February of 2007, the Committee adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"). The Severance Plan establishes severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Under the Severance Plan, upon termination of employment by the company without cause, the CEO would be entitled to a base amount of severance pay equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. Each of the other named executive officers, upon termination of employment by the company without cause, would be entitled to a base amount of severance pay equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination.

In addition to the base severance compensation described above, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO and one year for the other named executive officers); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be.

Though not specified in the Severance Plan and not an obligation of the company, the company's practice is to support a terminated executive's efforts to obtain future employment by contracting with a professional outplacement firm at competitive rates to provide individual consultation services during the severance period.

Severance benefits are only payable following the eligible employee's termination of employment by the company without cause. No severance payment would be triggered solely by a change-in-control of the company. The Severance Plan does provide, however, that during a 24-month period following a change-in-control of the company, the company may not terminate the Severance Plan and may not reduce the severance benefits payable to participants who are employed by the company immediately prior to the change-in-control.

The Severance Plan was adopted in order to establish consistent severance benefits for senior executives and to establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation. Prior to the adoption of the Severance Plan, some but not all of our senior executives were entitled to severance benefits pursuant to their offer letters negotiated at the time of hire. The Severance Plan provides more uniform benefits across the senior management team and benefits that are generally similar to the benefits payable under individual offer letters. No participant would receive less under the Severance Plan than he or she would be entitled to under his or her individual offer letter, and any such payment under an individual offer letter would be deducted from the amount payable under the Severance Plan.

In developing the Severance Plan and determining the benefits payable under the Severance Plan, the Committee considered broad-based benchmark data received from the independent compensation consultant relative to typical severance benefits and concluded that the benefits payable under the Severance Plan are generally at or below the broad-based benchmark data.

The company's stock option plans provide for acceleration of vesting of equity awards upon a change-in-control of the company as defined in the plans, which is a common provision for publicly traded companies. This provision enables executives to protect their equity position in the event a change-in-control results in significant change in direction of the company.

The employment offer letters for two of the named executive officers added to the senior management team in 2005, Kathryn V. Roedel and Wendy L. Schoppert, provide for acceleration of the vesting of their initial grant of stock options in the event of termination of their employment by the company without cause. These option grants would otherwise be 75% vested as of April 2008 and fully vested as of April 2009.

Benefits and Perquisites. Our executive officers generally receive the same menu of benefits as are available to other full-time employees, including but not limited to the following:

- 401(k) Plan. All of our full-time employees age 21 and older are eligible to participate in our 401(k) savings plan. The 401(k) plan includes company stock as an investment option, providing another opportunity for our senior executives and other employees to build stock ownership in our company. The company provides a guaranteed match of 100% of the first 2% contributed by employees and 50% of the next 4% contributed by employees. The company match portion is subject to vesting at the rate of 25% per year over the first four years of the participant's employment.

- Non-Qualified Deferred Compensation Plan. Our director-level and above employees may defer a portion of their compensation under a non-qualified deferred compensation plan that offers a range of investment options similar to those available under our 401(k) plan. The company does not contribute any compensation to this plan.

As the company provides no pension plan, we believe the 401(k) plan and the non-qualified deferred compensation plan are important elements in retirement planning for executives and other employees.

We generally avoid special executive perquisites. We do offer two executive benefits to the CEO and senior vice presidents that are designed to address specific corporate purposes:

- Annual Physical Exam. Members of our senior management team are required to periodically undergo a comprehensive physical examination. The company offers several options to complete this requirement, which generally range in cost from $1,600 to $6,000. These costs, after insurance coverage, are paid by the company and constitute taxable wages to the executive that are *not* "grossed up" for tax purposes. This benefit is designed to promote preventive care, enhance the health and wellness of senior management and to catch potential health issues at an early stage.

- Tax and Financial Planning. Members of our senior management team are eligible for reimbursement of expenses for tax and financial planning services up to $7,500 per year for the CEO and up to $4,000 per year for senior vice presidents. Amounts reimbursed under this benefit represent taxable wages that are *not* "grossed up" for tax purposes. This benefit is designed to enhance executive management of compensation, to avoid distraction of members of the senior management team and to promote tax compliance.

Chief Executive Officer Compensation and Performance

The compensation for William R. McLaughlin, our President and Chief Executive Officer, consists of an annual base salary, annual cash incentive compensation and long-term equity-based incentive compensation. The Committee determines the level for each of these compensation elements using methods consistent with those used for the company's other senior executives, including the assessment of Mr. McLaughlin's performance and review of competitive benchmark data. The Committee evaluates Mr. McLaughlin's performance by soliciting input from all members of the Board as well as other members of the senior management team. The Board also assesses Mr. McLaughlin's performance against objectives incorporating key operational and strategic factors, including growth, profitability, product innovation, advancement of strategic initiatives, organizational development and investor relations. The CEO performance feedback from all independent Board members is consolidated into a detailed written performance review which is the basis of a full Board discussion in Executive Session led by the Chair of the Committee. The Board's assessment of Mr. McLaughlin's performance is a major consideration in determining any compensation adjustments which are appropriate for the coming year.

In late February 2008, the Committee accepted Mr. McLaughlin's proposal to forego his base salary through the remainder of 2008 until such time as the company achieves year-over-year growth in same store sales. The Committee intends to revisit base salaries for the CEO and other members of the senior management team later in the year, or at such time as performance momentum is restored, for consistency with the company's overall compensation objectives.

While Mr. McLaughlin's current total compensation is considerably below the peer group median, the Committee believes that this compensation positioning is consistent with the disappointing company performance achieved in 2007 and applauds Mr. McLaughlin's principled insistence that he forego base salary compensation until company performance improves.

Stock Ownership Guidelines

Under stock ownership guidelines established by the Board, within five years of joining the company, the CEO is expected to achieve and maintain stock ownership equal to six times the CEO's base salary and each of the other executive officers is expected to achieve and maintain stock ownership equal to three times the executive officer's base salary. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer) and (2) vested stock options after taxes at an estimated effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

Any executive officer who has not achieved the foregoing ownership objective is not permitted to sell, during any period of 12 consecutive months, more than 25% of the number of shares owned (including vested stock options) at the beginning of such 12-month period. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any executive officer.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code requires that we meet specific criteria, including stockholder approval of certain stock and incentive plans, in order to deduct, for federal income tax purposes, compensation over $1 million per individual paid to our Chief Executive Officer and each of our four other most highly compensated executives. Our equity-based incentive plans and our annual cash bonus plan are designed to permit the grant and payment of equity or cash incentive awards that are fully deductible as performance-based compensation under the Internal Revenue Code. In reviewing and adopting other executive compensation programs, the Committee plans to continue to consider the impact of Section 162(m) limitations in light of the materiality of the deductibility of potential benefits and the impact of such limitations on other compensation objectives. Because the Committee seeks to maintain flexibility in accomplishing our company's compensation goals, however, it has not adopted a policy that all compensation must be fully deductible.

Accounting for Stock-Based Compensation. In 2006, the company began accounting for stock-based compensation payments in accordance with the requirements of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value.

COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Board of Directors has reviewed and discussed the preceding Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Management Development and Compensation Committee

Michael A. Peel, Chair
Christine M. Day
Kristen L. Manos
Ervin R. Shames

Summary Compensation Table

The following table summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 29, 2007 (and for the 2006 fiscal year for those who were also named executive officers in 2006).

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William R. McLaughlin[3] Chairman and CEO	2007	$687,692	---	$479,826	$1,716,207	---	---	$ 17,820	$2,901,545
	2006	$657,308	---	$402,316	$1,691,515	$409,174	---	$ 21,057	$3,181,370
James C. Raabe[4] SVP and CFO	2007	$298,269	---	$102,252	$ 205,217	---	---	$ 9,025	$ 614,763
	2006	$268,077	---	$ 89,853	$ 179,088	$122,377	---	$ 16,483	$ 675,878
Kathryn V. Roedel[5] SVP, Global Supply Chain	2007	$278,462	---	$ 58,839	$ 315,490	---	---	$ 37,977	$ 690,768
	2006	$259,231	---	$ 48,496	$ 267,114	$118,339	---	$165,279	$ 858,459
Keith C. Spurgeon[6] SVP, Sales	2007	$157,770	---	$(46,742)	$ 27,006	---	---	$523,814	$ 661,848
Ernest Park[7] SVP and CIO	2007	$267,385	---	$ 47,374	$ 286,437	---	---	$ 6,920	$ 608,116
Wendy L. Schoppert[8] SVP of International and CIO	2007	$251,077	---	$ 55,962	$ 289,758	---	---	$ 10,151	$ 606,948

(1) Reflects amounts recognized in 2006 and 2007 for financial statement reporting purposes in accordance with SFAS 123R (excluding estimates for forfeitures) related to stock awards (in column (e)) and option awards (in column (f)) and may include amounts for awards granted in 2007 or in prior years. Assumptions used in the calculation of these amounts are described in Note 7 of the Notes to the Consolidated Financial Statements included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008.

(2) Represents annual incentive compensation earned in 2007, under the Select Comfort Corporation Executive and Key Employee Incentive Plan. There was no payout under the Select Comfort Corporation Executive and Key Employee Incentive Plan for fiscal year 2007.

(3) All other compensation for fiscal year 2007 includes the costs of (i) the executive's participation in the company's annual sales incentive trip in the amount of $4,367 (including tax reimbursement of $683); (ii) reimbursement for personal financial planning and tax advice; (iii) company-sponsored physical exam; and (iv) company contribution to the executive's 401(k) account. All other compensation for fiscal year 2006 includes the costs of (i) the executive's participation in the company's annual sales incentive trip in the amount of $3,842 (including tax reimbursement of $1,257); (ii) reimbursement for personal financial planning and tax advice; (iii) company-sponsored physical exam; and (iv) company contribution to the executive's 401(k) account.

(4) All other compensation for fiscal year 2007 includes the costs of (i) the executive's participation in the company's medical incentive program; and (ii) company contribution to the executive's 401(k) account. All other compensation for fiscal year 2006 includes the costs of (i) the executive's participation in the company's annual sales incentive trip in the amount of $7,683 (including tax reimbursement of $2,512); and (ii) company contribution to the executive's 401(k)

account.

(5) All other compensation for fiscal year 2007 includes the costs of (i) the executive's participation in the company's medical incentive program; (ii) company sponsored physical exam; (iii) reimbursement of relocation expenses in the amount of $28,572 (including tax reimbursement of $10,000) ; and (iv) company contribution to the executive's 401(k) account. All other compensation for fiscal year 2006 includes the costs of (i) reimbursement of relocation expenses in the amount of $155,363 (including tax reimbursement of $37,547); (ii) company-sponsored physical exam; and (iii) company contribution to the executive's 401(k) account.

(6) All other compensation includes the costs of (i) the executive's participation in the company's medical incentive program; (ii) reimbursement for personal financial planning and tax advice; and (iii) severance compensation and COBRA reimbursement. Mr. Spurgeon ceased to be employed with the company effective June 30, 2007.

(7) All other compensation includes the costs of company contribution to the executive's 401(k) account.

(8) All other compensation includes the costs of (i) the executive's participation in the company's medical incentive program; (ii) reimbursement for personal financial planning and tax advice; (iii) company sponsored physical exam; and (iv) company contribution to the executive's 401(k) account.

Grant of Plan-Based Awards

The following table summarizes grants of equity and non-equity plan-based awards to each of the named executive officers during the fiscal year ended December 29, 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Option Grants[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value o Stock ar Option Award ($)[4]
Name	Grant Date	Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)	Thresh-old (#)	Target (#)	Maxi-mum (#)				
William McLaughlin		$304,304	$515,769	$1,000,000				---	---	---	---	---	---	
	2/22/2007				9,375	37,500	56,250	---	---	---	---	---	---	$748,87
James Raabe		$ 96,788	$164,048	$410,120							---	---		
	2/22/2007				1,500	6,000	9,000				---	---	$19.97	$119,82
	2/22/2007							7,500	30,000	45,000	---	---		$312,21
Kathryn Roedel		$ 90,361	$153,154	$382,885							---	---		
	2/22/2007				1,375	5,500	8,250				---	---		$109,83
	2/22/2007							7,000	28,000	42,000	---	---	$19.97	$291,40
Keith Spurgeon[5]		$ ---	---	---	---	---	---	---	---	---	---	---	---	---
Ernest Park		$ 86,767	$147,062	$367,654							---	---		
	2/22/2007				1,125	4,500	6,750				---	---		$ 89,86
	2/22/2007							5,000	20,000	30,000	---	---	$19.97	$208,14
Wendy Schoppert		$ 81,474	$138,092	$345,231							---	---		
	2/22/2007				1,125	4,500	6,750				---	---		$ 89,86
	2/22/2007							5,000	20,000	30,000	---	---	$19.97	$208,14

(1) This represents the annual cash incentive opportunity for 2007 under the Select Comfort Corporation Executive and Key Employee Incentive Plan. The threshold reflects the amount that would be payable under the plan if the minimum performance level is achieved. As reported in column (g) of the Summary Compensation Table, no amounts

were paid under this plan with respect to 2007 as the minimum performance level for payment of the threshold amount was not achieved.

(2) These awards represent performance stock awards described in greater detail in the Compensation Discussion and Analysis under the heading "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the maximum based on company performance in the year of grant. The adjusted amount of the award then fully vests after four years from the grant date. In the event of a change in control, the adjusted amount of the award would become immediately fully vested. If any dividends are paid on our common stock, the holders of the performance stock awards would receive dividends at the same rate as paid to other shareholders if and when the performance stock award becomes fully vested.

(3) These awards represent performance stock options described in greater detail in the Compensation Discussion and Analysis under the heading "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the maximum based on company performance in the year of grant. These stock options have an exercise price equal to the closing trading prices of the company's common stock on the grant date. The options become exercisable at the rate of 25% each year beginning on the first anniversary of the grant date. These options remain exercisable for up to 10 years from the grant date, subject to earlier termination upon certain events related to termination of employment. These options become immediately exercisable in full upon a change in control of the company.

(4) The grant date fair value of the performance stock awards is equal to the fair market value per share of common stock on the date of grant assuming the targeted performance is achieved. The 2007 performance awards were reduced to the threshold amounts based on actual performance in 2007. We estimate the grant date fair value of stock options using the Black-Scholes-Merton option-pricing model and a single option award approach. A description of significant assumptions used to estimate term, volatility and risk-free interest rate follows:

Expected Term – Expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, giving consideration to the contractual terms of unexercised stock-based awards.

Expected Volatility – Expected volatility is determined based on implied volatility of our traded options and historical volatility of our stock price.

Risk-Free Interest Rate – The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term equal to the expected term.

The weighted-average assumptions used to calculate the fair value of awards granted during 2007 using the Black-Scholes-Merton option-pricing model were as follows: (i) expected term – 5.2 years; (ii) expected volatility – 50%; (iii) risk-free interest rate – 4.7%; and (iv) expected dividend yield – 0%.

(5) Mr. Spurgeon ceased to be employed with the company effective June 30, 2007 and was therefore not eligible for any award under any of the company's incentive plans for 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the total outstanding equity awards for each of the named executive officers as of December 29, 2007 (except as otherwise noted).

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William R. McLaughlin	773,100	---	---	$3.94	3/22/2010	---	---	---	---
	30,000	---	---	$0.67	6/8/2011	---	---	---	---
	361,538	---	---	$1.82	1/30/2012	---	---	---	---
	58,427	---	---	$6.03	2/24/2013	---	---	---	---
	112,500	---	---	$16.57	2/12/2014	---	---	---	---
	---	---	---	---	---	37,500[1]	$268,125	---	---
	56,250	56,250[2]	---	$13.49	2/24/2015	---	---	---	---
	---	---	---	---	---	18,750[3]	$134,063	---	---
	---	562,500[4]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	37,500[5]	$268,125	---	---
	---	---	---	---	---	9,375[8]	$ 67,031	---	---
James C. Raabe	4,500	---	---	$7.33	3/31/2008	---	---	---	---
	30,000	---	---	$10.25	5/4/2009	---	---	---	---
	11,251	---	---	$4.98	7/28/2009	---	---	---	---
	4,586	---	---	$3.73	11/1/2009	---	---	---	---
	3,501	---	---	$2.92	2/2/2010	---	---	---	---
	18,750	---	---	$3.21	2/9/2010	---	---	---	---
	12,000	---	---	$0.67	4/17/2011	---	---	---	---
	48,830	---	---	$0.67	6/8/2011	---	---	---	---
	27,084	---	---	$1.82	1/30/2012	---	---	---	---
	37,501	---	---	$6.03	2/24/2013	---	---	---	---
	30,001	---	---	$16.57	2/12/2014	---	---	---	---
	---	---	---	---	---	7,500[1]	$ 53,625	---	---
	18,750	18,750[2]	---	$13.49	2/24/2015	---	---	---	---
	---	---	---	---	---	7,500[3]	$ 53,625	---	---
	7,500	22,500[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	6,000[5]	$ 42,900	---	---
	---	7,500[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,500[8]	$ 10,725	---	---
Kathryn V. Roedel	56,250	56,250[9]	---	$13.54	4/4/2015	---	---	---	---
	---	---	---	---	---	7,500[10]	$ 53,625	---	---
	5,625	16,875[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	4,500[5]	$ 32,175	---	---
	---	7,000[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,375[8]	$ 9,831	---	---
Keith C. Spurgeon[15]	---	---	---	---	---	---	---	---	---
Ernest Park	22,500	67,500[11]	---	$22.77	5/30/2016	---	---	---	---
	---	---	---	---	---	7,500[12]	$ 53,625	---	---
	---	5,000[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,125[8]	$ 8,044	---	---
Wendy Schoppert	56,250	56,250[13]	---	$12.56	4/18/2015	---	---	---	---
	---	---	---	---	---	7,500[14]	$ 53,625	---	---
	5,625	16,875[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	4,500[5]	$ 32,175	---	---
	---	5,000[7]	---	$19.97	2/22/17	---	---	---	---
	---	---	---	---	---	1,125[8]	$ 8,044	---	---

(1) These restricted stock awards were granted on February 12, 2004 and vest 100% on February 12, 2009, subject to continuing employment.

(2) These stock options were granted on February 24, 2005 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(3) These performance stock awards were granted on February 24, 2005 and vest 100% on February 24, 2009, subject to continuing employment.

(4) This stock option award was granted on March 2, 2006 and vests 100% on March 2, 2011, subject to continuing employment.

(5) These performance stock awards were granted on March 2, 2006 and vest 100% on March 2, 2010, subject to continuing employment.

(6) These stock options were granted on March 2, 2006 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(7) These performance stock options were granted on February 22, 2007 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment. On February 21, 2008, based on actual performance in 2007, these performance stock options were adjusted to the threshold level as shown in the Grant of Plan-Based Awards Table under column (i).

(8) These performance stock awards were granted on February 22, 2007 and vest 100% on February 22, 2011, subject to continuing employment. On February 21, 2008, based on actual performance in 2007, these performance stock awards were adjusted to the threshold level as shown in the Grant of Plan-Based Awards Table under column (f).

(9) This stock option was granted on April 4, 2005 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(10) This restricted stock award was granted on April 4, 2005 and vests 100% on April 4, 2009, subject to continuing employment.

(11) This stock option was granted on May 30, 2006 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(12) This restricted stock award was granted on May 30, 2006 and vests 100% on May 30, 2010, subject to continuing employment.

(13) This stock option was granted on April 18, 2005 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(14) This restricted stock award was granted on April 18, 2005 and vests 100% on April 18, 2009, subject to continuing employment.

(15) Mr. Spurgeon ceased to be employed with the company effective as of June 30, 2007 and held no outstanding equity awards as of December 29, 2007.

Option Exercises and Stock Vested

The following table summarizes the stock options exercised and restricted stock awards vested for each of the named executive officers during the fiscal year ended December 29, 2007.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
William R. McLaughlin	123,944	$1,812,945	---	---
James C. Raabe	27,750	$ 319,529	---	---
Kathryn V. Roedel	---	---	---	---
Keith C. Spurgeon	137,251	$1,471,933	---	---
Ernest Park	---	---	---	---
Wendy L. Schoppert	---	---	---	---

(1) The value realized on the exercise of stock options for purposes of this table is based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the stock option.

Nonqualified Deferred Compensation

The following table summarizes the aggregate earnings and balances for each of the named executive officers under the Select Comfort Executive Investment Plan, the company's non-qualified deferred compensation plan (described in greater detail below), for the fiscal year ended December 29, 2007.

(a)	(b)	(c)	(d)	(e)	(f)
Name	**Executive Contributions in Last Fiscal Year ($)**	**Registrant Contributions in Last Fiscal Year ($)**	**Aggregate Earnings in Last Fiscal Year ($)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last Fiscal Year-End ($)**
William R. McLaughlin	---	---	($209,249)	---	$411,015
James C. Raabe	---	---	---	---	---
Kathryn V. Roedel	$76,920	---	$ 2,419	---	$ 79,339
Keith C. Spurgeon	---	---	---	---	---
Ernest Park	---	---	---	---	---
Wendy L. Schoppert	---	---	---	---	---

Director level and above employees are eligible to participate in the Select Comfort Executive Investment Plan, which allows eligible employees to defer up to 50% of base salary and up to 100% of bonus compensation on a pre-tax basis. The employee contributions may be made to a "savings account" or a "fixed period account." In addition to contributions made by eligible employees, the company may elect to make discretionary employer contributions under this plan to a "retirement account." The company has not elected to make any discretionary company contributions to this plan.

A participant's account balance under the plan is credited with earnings credits which are based on deemed investment in a variety of funds made available by the plan administrator and which are currently similar to the investment fund options available under the company's 401(k) plan. The participant selects the funds into which the account balance is deemed to be invested and these allocations may be changed by the participant at any time.

Savings and retirement account balances under the Select Comfort Executive Investment Plan are paid out no earlier than the beginning of the year following the year of the participant's retirement or termination of employment. Payment of the fixed period account balance depends on the date (or dates) of distribution elected by the participant at the time he or she made the election to defer salary or bonus to a fixed period account. Prior to termination of employment (or the fixed payment date), a participant may be allowed to access funds in his or her account in the event of certain unforeseeable hardships. Distributions to the participant may be made in a lump sum payment or in annual installment payments. The participant's account balance (if any) upon his or her date of death is paid in a lump sum to the participant's beneficiary or beneficiaries under the plan.

Among the named executive officers, only Mr. McLaughlin and Ms. Roedel had account balances under the plan as of December 29, 2007. Mr. McLaughlin did not elect to make additional contributions (salary or bonus deferrals) to the plan in 2007. Ms. Roedel elected to defer a portion of her 2006 bonus (that was paid in 2007) under the plan.

Employment Letter Agreements and Potential Payments upon Termination or Change in Control

William R. McLaughlin. We have entered into a letter agreement with William R. McLaughlin pursuant to which he serves as our Chief Executive Officer. Under the terms of this letter agreement, upon involuntary termination of Mr. McLaughlin's employment by the Board or constructive dismissal, Mr. McLaughlin is entitled to one year's salary as severance compensation. Also under the terms of this letter agreement, upon an involuntary termination or constructive dismissal of Mr. McLaughlin's employment following a change in control, Mr. McLaughlin would be entitled to two years' salary as severance compensation and his unvested stock options would become fully vested. Any such severance compensation would be subject to the delivery to the company of a standard release of claims.

Kathryn V. Roedel. We have entered into a letter agreement with Kathryn V. Roedel pursuant to which she serves as Senior Vice President, Global Supply Chain. Under this letter agreement, upon the involuntary termination of Ms. Roedel's employment following a change in control, or upon a termination without cause, Ms. Roedel is entitled to one year's salary as severance compensation, and the unvested portion of her initial stock option grant would become immediately vested. In addition, if such termination occurs more than half-way through a fiscal year, Ms. Roedel would be entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any such severance compensation would be subject to the delivery to the company of a standard release of claims.

Wendy L. Schoppert. We have entered into a letter agreement with Wendy L. Schoppert pursuant to which she serves as Senior Vice President, International and Chief Information Officer. Under this letter agreement, upon the involuntary termination of Ms. Schoppert's employment following a change in control, or upon a termination without cause, Ms. Schoppert is entitled to one year's salary as severance compensation, and the unvested portion of her initial stock option grant would become immediately vested. In addition, if such termination occurs more than half-way through a fiscal year, Ms. Schoppert would be entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any such severance compensation would be subject to the delivery to the company of a standard release of claims.

Ernest Park. We entered into a letter agreement with Ernest Park pursuant to which he served as Senior Vice President and Chief Information Officer until February 2008. Under this letter agreement, Mr. Park would have been entitled to certain severance benefits upon the involuntary termination of his employment following a change in control, or upon a termination of his employment without cause. As Mr. Park voluntarily terminated his employment with the company in February of 2008, no severance benefits of any kind became payable to Mr. Park.

Keith C. Spurgeon. Mr. Spurgeon's employment with the company ceased as of June 30, 2007. The company and Mr. Spurgeon entered into a separation agreement pursuant to which the company agreed to pay Mr. Spurgeon the severance compensation payable under the terms of the Severance Plan described below (one year's salary plus target bonus plus pro rata target bonus for the year of termination of employment) and Mr. Spurgeon agreed to extend the term of his agreement not to compete and not to solicit the company's employees for other employment from one year to two years following his departure from the company.

Effective as of February 22, 2007, our Board of Directors adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"), establishing severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Prior to the adoption of the Severance Plan, some but not all of the senior executives were entitled to severance benefits pursuant to employment offer letters negotiated at the time of hire. The Severance Plan was adopted in order to (i) provide consistent severance benefits for the company's senior executives and (ii) establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation.

Compensation would only be payable under the Severance Plan upon termination of employment without "cause," as defined in the plan, and in the event of constructive dismissal under certain specifically defined circumstances. No compensation would be payable under the Severance Plan upon (i) termination of employment for cause, (ii) termination of employment due to the resignation, retirement or death of the employee, or (iii) a change in control of the company.

Benefits under the Severance Plan are conditioned upon execution and delivery to the company of a general release of claims and return of any company property. In addition, any severance compensation remaining to be paid would be terminated in the event the release described above is declared invalid or is revoked or attempted to be revoked, or in the event of a violation by the employee of a non-compete or confidentiality agreement with the company.

Each of the named executive officers has signed a non-compete agreement extending for one year following termination of employment and a confidentiality agreement of indefinite duration.

For the CEO, the base severance compensation is equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. For each of the other named executive officers, the base severance compensation is equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. The base severance compensation would be paid in a lump sum within a reasonable time following the employee's termination of employment and in no event later than March 1 of the year following the year during which the termination of employment occurs.

In addition to the base severance compensation, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO, one year for Senior Vice Presidents); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be. These benefits would be paid within a reasonable time following the employee's monthly payment of the COBRA premium.

As a result, assuming termination of employment as of the last day of our most recently completed fiscal year (December 29, 2007), the following amounts would have been payable in the event of the termination of the applicable employee without cause or upon a constructive dismissal:

Executive Officer	Base Severance Compensation	Total COBRA Continuation Payments
William R. McLaughlin	$2,932,500	$15,345
James C. Raabe	$ 619,500	$ 9,789
Kathryn V. Roedel	$ 588,000	$ 9,209
Keith C. Spurgeon*	$ -0-	$ -0-
Ernest Park	$ 562,800	$ 8,270
Wendy L. Schoppert	$ 529,200	$ 9,578

* Mr. Spurgeon's employment with the company terminated in June of 2007, so no amounts are reflected as payable as of the end of fiscal 2007.

In addition to the foregoing, upon the termination of employment without cause or upon a constructive dismissal as of December 29, 2007, pursuant to the terms of their respective employment offer letters, Kathryn V. Roedel, Ernest Park and Wendy L. Schoppert would have become entitled to acceleration of the vesting of stock options from their initial stock options granted at the time of commencement of their employment. As the exercise price of all of these stock options exceeded the market value as of December 29, 2007, this provision would not have resulted in any additional realizable value for any of these employees as of such date.

Under our company's 1990 Omnibus Stock Option Plan (the "1990 Plan"), 1997 Stock Incentive Plan (the "1997 Plan") and 2004 Stock Incentive Plan (the "2004 Plan"), if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter, all outstanding stock options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such options have been granted remains in the employ or service of our company or any subsidiary.

In addition, under the 1997 Plan and the 2004 Plan, if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter:

- All outstanding stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such stock appreciation rights have been granted remains in the employ or service of our company or any subsidiary;

- All outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and

- All outstanding performance units, stock bonuses and performance stock awards will vest and/or continue to vest in the manner determined by the Compensation Committee and set forth in the agreement evidencing such performance units or stock bonuses.

There are presently no outstanding stock appreciation rights, performance units or stock bonuses.

In the event of a change in control, the Compensation Committee may pay cash for all or a portion of the outstanding options. The amount of cash the participants would receive will equal (a) the fair market value of such shares immediately prior to the change in control minus (b) the exercise price per share and any required tax withholding. The acceleration of the exercisability of options under the 1990 and 1997 Plans may be limited, however, if the acceleration would be subject to an excise tax imposed upon "excess parachute payments."

Under the 1990 Plan, the 1997 Plan and the 2004 Plan, a "change in control" will include any of the following:

- The sale, lease, exchange or other transfer of all or substantially all of the assets of our company to a corporation not controlled by our company;

- The approval by our shareholders of a plan or proposal for the liquidation or dissolution of our company;

- Any change in control that is required by the Securities and Exchange Commission to be reported;

- Any person who was not a shareholder of our company on the effective date of the Plan becomes the beneficial owner of 50% or more of the voting power of our company's outstanding common stock; or

- The "continuity" directors (directors as of the effective date of the Plan and their future nominees) ceasing to constitute a majority of the Board of Directors.

The foregoing provisions applicable to changes in control under our equity-based stock incentive plans apply equally to all employees holding incentive awards under these plans.

Director Compensation

Annual Retainer. All of our non-employee directors receive an annual cash retainer of $25,000, each committee chair receives additional compensation of $5,000 per year and each member of the Audit Committee receives additional compensation of $5,000 per year. The non-executive Chairman of the Board receives an additional retainer of $100,000 per year.

Under the Select Comfort Corporation Non-Employee Director Equity Plan adopted by the Board of Directors in November 2005 and approved by our shareholders at the 2006 Annual Meeting, non-employee directors may elect to receive all or a portion of their annual cash retainer in the form of shares of the company's common stock and to defer receipt of such shares. To the extent directors elect to participate in this plan, the shares to be issued are valued at fair market value as of the date the cash retainer otherwise would have been paid and the directors receive no discount.

Stock Options. Each non-employee director is eligible to receive, as of the date that the director first begins to serve on the Board, an initial grant of options to purchase up to 10,000 shares of our common stock (or such lesser number of shares as may be determined by the Management Development and Compensation Committee from time to time). These initial options become exercisable one year after the date of grant, so long as the director remains a director of our company. In addition, each of our non-employee directors is eligible for an annual grant, coincident with the annual meeting of shareholders, of options to purchase up to 10,000 shares of our common stock (or such lesser number of shares as may be determined by the Management Development and Compensation Committee from time to time). These annual options become exercisable one year after the date of grant, so long as the director remains a director of our company. All options granted to directors have an exercise price equal to the fair market value of our common stock on the date of grant and remain exercisable for a period of up to 10 years, subject to continuous service on our Board of Directors.

Reimbursement of Expenses. All of our directors are reimbursed for travel expenses for attending meetings of our Board or any Board committee and for attending director continuing education programs.

No Director Compensation for Employee Directors. Any director who is also an employee of our company does not receive additional compensation for service as a director.

Director Compensation

The following table summarizes the total compensation paid or earned by each of the non-employee members of our Board of Directors for the fiscal year ended December 29, 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	**Fees Earned or Paid in Cash ($)**	**Stock Awards ($)**	**Option Awards[3] ($)**	**Non-Equity Incentive Plan Compensation ($)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)**	**All Other Compensation ($)**	**Total ($)**
Thomas J. Albani	$25,000	---	$98,110	---	---	---	$123,110
Christine M. Day	$27,500	---	$98,110	---	---	---	$125,610
Stephen L. Gulis, Jr.	$35,000[1]	---	$98,110	---	---	---	$133,110
Christopher P. Kirchen	$30,000	---	$98,110	---	---	---	$128,110
David T. Kollat	$27,500	---	$98,110	---	---	---	$125,610
Brenda J. Lauderback	$25,000	---	$98,110	---	---	---	$123,110
Kristen L. Manos[2]	$ 6,250[1]	---	$15,102	---	---	---	$ 21,352
Michael A. Peel	$30,000[1]	---	$98,110	---	---	---	$128,110
Ervin R. Shames	$45,000	---	$98,110	---	---	---	$143,110
Jean-Michel Valette	$35,000	---	$98,110	---	---	---	$133,110

(1) Each of these directors elected to receive all director's fees in the form of common stock under the company's Non-Employee Director Equity Plan and to defer receipt of such shares. The number of shares paid is determined by dividing the amount of the director's fees to be deferred by the fair market value per share of our common stock on the date the fees otherwise would have been payable in cash. The number of shares to be received by each of these directors in lieu of cash compensation for fiscal 2007 are as follows: Mr. Gulis, 2,293 shares; Ms. Manos, 566 shares and Mr. Peel, 1,965 shares.

(2) Ms. Manos joined our Board of Directors in October of 2007.

(3) Reflects amounts recognized in 2007 for financial statement reporting purposes in accordance with SFAS 123R (excluding estimates for forfeitures) related to stock option awards and may include amounts for awards granted in 2007 or in prior years. Assumptions used in the calculation of these amounts are described in Note 7 of the Notes to the Consolidated Financial Statements included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008. As of December 29, 2007, each director had the following number of stock options outstanding: Thomas J. Albani, 46,750; Christine M. Day, 31,750; Stephen L. Gulis, Jr., 31,750; Christopher P. Kirchen, 95,500; David T. Kollat, 110,500; Brenda J. Lauderback, 54,250; Kristen Manos, 8,500, Michael A. Peel, 73,000; Ervin R. Shames, 140,500; and Jean-Michel Valette, 65,500.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the charter is available at the investor relations section of the company's Web site at *http://www.selectcomfort.com/investors*.

The Audit Committee is currently composed of five directors, each of whom is independent as defined by the National Association of Securities Dealers' listing standards. From January to May 2007, the Audit Committee consisted of Jean-Michel Valette (Chair), Stephen L. Gulis, Jr., Christopher P. Kirchen and David T. Kollat. In May 2007, Christine M. Day replaced Mr. Kollat on the Audit Committee and Mr. Gulis became the Chair of the Audit Committee. In February 2008, Kristen L. Manos was added to the Audit Committee.

Management is responsible for our company's financial reporting processes and internal control over financial reporting. KPMG LLP, our Independent Registered Public Accounting Firm, is responsible for auditing (i) our company's consolidated financial statements and (ii) the effectiveness of the company's internal control over financial reporting. These audits are to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met in person or by telephone conference eight times during 2007. These meetings involved representatives of management, internal audit and the Independent Registered Public Accounting Firm. Management represented to the Audit Committee that our company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the consolidated financial statements, together with the results of management's assessment of the company's internal control over financial reporting, with management and the Independent Registered Public Accounting Firm. The Audit Committee discussed with the Independent Registered Public Accounting Firm the matters required by Statement on Auditing Standards No. 61, "*Communication with Audit Committees.*" The Independent Registered Public Accounting Firm provided the Audit Committee with written disclosures required by Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees,*" and the Audit Committee discussed with the Independent Registered Public Accounting Firm that firm's independence.

Based upon the Audit Committee's discussions with management, internal audit and the Independent Registered Public Accounting Firm, and the Audit Committee's review of the representations of management and the Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our company's Annual Report on Form 10-K for the year ended December 29, 2007, for filing with the Securities and Exchange Commission.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of the Board of Directors

Stephen L. Gulis, Jr., Chair
Christine M. Day
Christopher P. Kirchen
Kristen L. Manos
Jean-Michel Valette

APPROVAL OF SELECTION OF INDEPENDENT AUDITORS

(Proposal 2)

Selection of Independent Registered Public Accounting Firm (Independent Auditors)

The Audit Committee of the Board of Directors has selected KPMG LLP, as the company's independent auditors for the 2008 fiscal year (ending January 3, 2009). KPMG LLP has served as our independent auditors since 1993.

Although the Board is not required to submit the selection of independent auditors to shareholders for approval, and the Board would not be bound by shareholder approval or failure to approve the selection, the Board of Directors wishes to submit the selection of KPMG LLP to shareholders for approval consistent with best practices in corporate governance.

If shareholders do not approve the selection of KPMG LLP, the Audit Committee will reconsider whether to retain KPMG LLP and may determine to retain that firm or another firm without resubmitting the matter to shareholders. Even if the selection of KPMG LLP is approved by shareholders, the Audit Committee may, in its discretion, direct the appointment of a different firm of independent auditors at any time during the year if it determines that such a change would be in the best interests of the company and our shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to questions from shareholders.

Audit and Other Fees

The aggregate fees billed for professional services by KPMG LLP in 2007 and 2006 were:

	2007	2006
Audit fees	$505,000	$542,750
Audit-related fees [1]	20,425	18,000
Audit and audit-related fees	$525,425	$560,750
Tax fees	--	--
All other fees	--	--
Total	$525,425	$560,750

---

(1) For 2007, these fees related to the audit of the company's 401(k) plan ($18,000) and review of SEC filings ($2,425). For 2006, these fees related to the audit of the company's 401(k) plan.

Under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission regarding auditor independence, the engagement of the company's independent auditors to provide audit or non-audit services for the company must either be approved by the Audit Committee before the engagement or entered into pursuant to pre-approval policies and procedures established by the Audit Committee. Our Audit Committee has not established any pre-approval policies or procedures and therefore all audit or non-audit services performed for the company by the independent auditors must be approved in advance of the engagement by the Audit Committee. Under limited circumstances, certain de minimus non-audit services may be approved by the Audit Committee retroactively. All services provided to the company by the independent auditors in 2007 were approved in advance of the engagement by the Audit Committee and no non-audit services were approved retroactively by the Audit Committee pursuant to the exception for certain de minimus services described above.

Board Recommendation

The Board recommends a vote **FOR** approval of the selection of KPMG LLP as our independent auditors for the 2008 fiscal year (ending January 3, 2009). Unless a contrary choice is specified, proxies solicited by the Board will be voted **FOR** the approval of the selection of KPMG LLP.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and all persons who beneficially own more than 10% of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% beneficial owners are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based upon a review of the copies of such reports furnished to us during the fiscal year ended December 29, 2007 and written representations by such persons, all reports were filed on a timely basis.

Shareholder Proposals for 2009 Annual Meeting

Any shareholder proposal requested to be included in the proxy materials for the 2009 Annual Meeting of Shareholders must be received by our company on or before December 2, 2008.

Our Bylaws require advance written notice to our company of shareholder-proposed business or of a shareholder's intention to make a nomination for director at an annual meeting of shareholders. They also limit the business, which may be conducted at any special meeting of shareholders to business brought by the Board.

Specifically, the Bylaws provide that business may be brought before an annual meeting by a shareholder only if the shareholder provides written notice to the Secretary of our company not less than 120 days prior to the first anniversary of the date that we first released or mailed our proxy materials to shareholders in connection with the preceding year's annual meeting. Under these provisions, notice of a shareholder proposal to be presented at the 2009 Annual Meeting of Shareholders (but that is not requested to be included in the proxy materials) must be provided to the Secretary of our company on or before December 2, 2008. In the event, however, that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year's annual meeting date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

A shareholder's notice must set forth:

- A description of the proposed business and the reasons for it,
- The name and address of the shareholder making the proposal,
- The class and number of shares of common stock owned by the shareholder, and
- A description of any material interest of the shareholder in the proposed business.

Our Bylaws also provide that a shareholder may nominate a director at an annual meeting only after providing advance written notice to the Secretary of our company within the time limits described above. The shareholder's notice must set forth all information about each nominee that would be required under SEC rules in a proxy statement soliciting proxies for the election of such nominee, as well as the nominee's business and residence address. The notice must also set forth the name and record address of the shareholder making the nomination and the class and number of shares of common stock owned by that shareholder.

Other Business

Management of our company does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting except those described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with the best judgment on such matters.

Copies of 2007 Annual Report

We will furnish to our shareholders without charge a copy of our Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 29, 2007 upon receipt from any such person of a written request for such an Annual Report. Such request should be sent to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Householding Information

Some banks, brokers and other record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that you and other holders of our company's common stock in your household may not receive separate copies of our Proxy Statement or Annual Report. We will promptly deliver an additional copy of either document to you if you call us at (763) 551-7498 or write us at the following address:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of common stock promptly by mail, telephone, or internet as instructed on your proxy card.

By Order Of the Board of Directors

Mark A. Kimball

Mark A. Kimball
Senior Vice President,
General Counsel and Secretary

April 1, 2008
Plymouth, Minnesota

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 29, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to _______.

Commission File No. 0-25121

SELECT COMFORT CORPORATION

(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	**41-1597886** (I.R.S. Employer Identification No.)
9800 59th Avenue North **Minneapolis, Minnesota** (Address of principal executive offices)	**55442** (Zip code)

Registrant's telephone number, including area code: **(763) 551-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company. YES ☐ NO ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant as of June 30, 2007, was $732,000,000 (based on the last reported sale price of the Registrant's common stock on that date as reported by NASDAQ).

As of January 26, 2008, there were 44,622,344 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following table provides references to the location of information, required by Form 10-K, that is included in (a) the Registrant's Annual Report to Shareholders for the year ended December 29, 2007 (the "Annual Report to Shareholders") or (b) the Proxy Statement for the Registrant's 2008 Annual Meeting of Shareholders to be held on May 14, 2008 (the "Proxy Statement"), a definitive copy of which will be filed within 120 days of Registrant's 2007 fiscal year-end. All such information set forth under the heading "Reference" below is included herein or incorporated herein by reference.

PART III

PART IV

As used in this Form 10-K, the terms "we," "us," "our," the "company" and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.

As used in this Form 10-K, the term "bedding" includes mattresses, box springs and foundations and does not include bedding accessories, such as sheets, pillows, headboards, frames, mattress pads and related products.

Select Comfort®, Sleep Number®, Comfort Club®, Sleep Better on Air®, The Sleep Number Bed by Select Comfort (logo)®, Select Comfort (logo with double arrow design)®, Firmness Control System™, Precision Comfort®, Corner Lock™, Intralux®, The Sleep Number Store by Select Comfort (logo)®, You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™, Select Comfort Creator of the Sleep Number Bed®, What's Your Sleep Number® setting?, Grand King®, Sleep Number SofaBed™, Personalized Warmth Collection®, GridZone®, and our stylized logos are trademarks and/or service marks of Select Comfort. This Form 10-K may also contain trademarks, trade names and service marks that are owned by other persons or entities.

Our fiscal year ends on the Saturday closest to December 31, and, unless the context otherwise requires, all references to years in this Form 10-K refer to our fiscal years. Our fiscal year is based on a 52- or 53-week year. All years presented in this Form 10-K are 52 weeks, except for the 2003 fiscal year ended January 3, 2004, which is a 53-week year. Our fiscal year ended January 3, 2009 will have 53 weeks.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained in or incorporated by reference into this Annual Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements, including but not limited to projections of revenues, results of operations, financial condition or other financial items; any statements of plans, strategies and objectives of management for future operations; any statements regarding proposed new products, services or developments; any statements regarding future economic conditions, prospects or performance; statements of belief and any statement or assumptions underlying any of the foregoing. In addition, we or others on our behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or Web casts open to the public, in press releases or reports, on our Internet Web site or otherwise. We try to identify forward-looking statements in this report and elsewhere by using words such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms.

Our forward-looking statements speak only as of the date made and by their nature involve substantial risks and uncertainties. Our actual results may differ materially depending on a variety of factors, including the items discussed in greater detail below under the caption "Risk Factors." These risks and uncertainties are not exclusive and further information concerning the company and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time, including factors that we may consider immaterial or do not anticipate at this time.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise you, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the Securities and Exchange Commission.

ITEM 1. BUSINESS

Our Business

Overview

Select Comfort Corporation was founded as a Minnesota-based corporation in 1987 by an entrepreneur who developed and manufactured adjustable firmness mattresses after considering other alternatives such as innerspring and water mattresses. Select Comfort has evolved from a specialty, niche direct marketer, to a nationwide multi-channel business with fiscal 2007 net sales of $799 million.

Our principal business is to develop, manufacture, market and distribute premium quality, adjustable-firmness beds and other sleep-related accessory products. The air-chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep to the consumer. We have a mission-driven culture focused on serving the needs of our customers. Our mission is to improve people's lives through better sleep. Our goal is to educate our consumers on the importance of a better night's sleep and the unique benefits of our products.

In 1998, Select Comfort became a publicly-traded company and is listed on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." When used herein, the terms "Select Comfort," "Company," "we," "us" and "our" refer to Select Comfort Corporation, including consolidated subsidiaries.

Competitive Strengths

Differentiated, Superior Product

The unique benefits of our proprietary Sleep Number bed have been validated through clinical sleep research. Clinical sleep research has shown that people who sleep on a Sleep Number bed generally fall asleep faster and experience deeper sleep with fewer disturbances than those sleeping on a traditional innerspring mattress. The proprietary air-chamber technology of our Sleep Number bed allows adjustable firmness of the mattress at the touch of a button. Our dual chamber technology (two independent air chambers) allows consumers to adjust the firmness on both sides of the bed to meet each person's individual preference. Our clinical research has shown that our bed's sleep surface generally provides better sleep quality and greater relief of back pain in comparison with traditional innerspring mattress products.

Distinctive Brand

In 2001, we created the Sleep Number brand. This branding strategy allows our marketing communications to focus on our bed's distinguishing and proprietary features – adjustable firmness and support for personalized comfort. This is represented by the digital Sleep Number display on the bed's hand-held remote control, with a brand message hierarchy as follows:

- A Sleep Number® setting represents an ideal level of mattress comfort, firmness and support; and
- You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™.

Controlled Selling Environment

Over 90% of our sales are generated through our company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. Our nationwide chain of retail stores provides a unique mattress shopping experience and offers a relaxed environment designed to provide education on the importance of sleep and the products that best fit consumers' needs. Controlling the selling process enables us to ensure that the unique benefits of our products are effectively communicated to consumers. Our multiple touch-points of service, including sales, delivery and post-sale service, provide several opportunities to communicate with our customers, reinforcing the sale and enabling us to understand and respond quickly to consumer trends and preferences.

Integrated Business Process

We are a vertically-integrated business from production through sales and delivery of our products, which allows us to control quality, cost, price and presentation. The modular design of our Sleep Number bed allows a just-in-time, build-to-order production process which requires minimal inventory in our stores and manufacturing plants, resulting in reduced working capital levels. This just-in-time production process also allows our stores to serve primarily as showrooms, without requiring significant product storage capacity.

Growth Strategy

For 2006, we ranked as the 5th largest mattress manufacturer according to the June 18, 2007 edition of *Furniture/Today*, with a 6% market share of industry revenue and 2% market share of industry units. We ranked as the leading U.S. bedding retailer, according to the *Top-25 Bedding Retailers* report in the August 13, 2007 edition of *Furniture/Today*. Our vision is to be a leading brand in the bedding industry.

Building Brand Awareness

Our most significant growth driver has been building brand awareness. The Sleep Number brand has been integrated into all of our sales channels and throughout our internal and external communication programs. We utilize a media mix that includes television, radio and print advertising in support of our Sleep Number marketing campaign with increasing use of Internet advertising and paid search in our media mix.

We also sell to commercial partners which increases awareness of our brand through media exposure, trial sales and word-of-mouth. These commercial partners include the QVC television shopping channel, the luxury motor home market and Radisson Hotels and Resorts® in the U.S., Canada and the Caribbean.

Expanding Distribution

Over the long-term, we expect to operate over 600 company-owned stores in the U.S. with annual square footage growth increasing by 5% to 7% per year. We supplement our company-controlled distribution channels with sales through a limited number of leading home furnishings and specialty bedding retailers.

In 2005, we expanded our distribution network outside the U.S. with a retail partner relationship in Canada. In 2007, the Canadian retail partner relationship grew to 127 doors. During 2007, we formed a strategic alliance with two Australian-based companies to manufacture and distribute Sleep Number beds and accessories in Australia and New Zealand.

Accelerating Innovation

Our goal is to continue to lead the industry in innovative sleep products. We have historically introduced new features and benefits to our Sleep Number beds every two to three years, through a pipeline of research and development ("R&D") activities. During 2007, we upgraded our entire line of bed models. We believe the new line represents the highest-quality, most technologically advanced beds we have ever produced. Our top-end 7000 and 9000 models were re-launched in June 2007. The new versions of our 3000, 4000 and 5000 models were introduced to all of our stores in July 2007. All of our new models emphasize enhanced comfort-layer materials, and several feature advancements in temperature balancing technology. Our 2008 innovation plans include the launch of two new mattress models which will fill in key price points in our product line-up and provide easier step-up opportunities for our sales professionals.

Leveraging our Infrastructure

Our vertically-integrated business model provides multiple sources for efficiency and leverage. Sustaining such performance over a multi-year period is based on expected scale efficiencies (fixed cost utilization) and cost containment initiatives. We also have an ongoing focus on productivity gains through a variety of programs, including the implementation of a new enterprise resource planning system in the second half of 2008, optimization of our new hub and spoke network, value engineering, marketing and sales initiatives, and a Six Sigma initiative to improve product and service quality.

Our Products

Mattress Sets

At the end of 2007, we offered five different Sleep Number bed models through our U.S. company-owned channels, including the Sleep Number 3000, 4000, 5000, 7000 and 9000. Each bed model comes in standard mattress sizes, ranging from twin to king, as well as some specialty mattress sizes. Our bed models vary in features, functionality and price. As you move up the product line, the Sleep Number bed models offer enhanced features and benefits, including higher-quality fabrics, additional cushion and padding, higher overall mattress profiles, quieter Firmness Control Systems with additional functions, temperature balancing fabrics, and wireless remote controls as a standard feature.

The contouring support of our Sleep Number beds are optimized when used with our specially designed, proprietary foundation. This durable foundation, used in place of a box spring, is a modular design that can be disassembled and easily moved through staircases, hallways and other tight spaces.

Our U.S. mattress price points range from approximately $1,000 for the entry-level Sleep Number 3000 queen-size set (mattress and foundation) to $4,000 for the luxurious Sleep Number 9000 queen-size set. Our most popular model is the 5000 queen-size set which sells for approximately $2,000. These prices are subject to promotional offerings.

Our unique product design allows us to ship our beds in a modular format to customers throughout the U.S. by United Parcel Service ("UPS"). For an additional fee, customers can take advantage of our home delivery service, which includes bed assembly and optional mattress removal services.

We also manufacture our Sleep Number beds for distribution through our retail partners. Our retail partner beds have different model numbers or names, but have similar features and benefits, and sell for similar prices.

Each of our Sleep Number beds (not including our Precision Comfort adjustable foundation) comes with a 30 night in-home trial and better night's sleep guarantee, which allows customers 30 nights at home to make sure they are completely satisfied with the bed. The customer is responsible for the return shipping costs. Independent durability testing has shown our Sleep Number beds can withstand more than 20 years of simulated use, and each of our Sleep Number beds is backed by our 20-year limited warranty.

Accessories

In addition to our mattresses and foundations, we offer a line of accessory bedding products, including specialty pillows, mattress pads, comforters, sheets, bed foundations and leg options. The specialty pillows, available in a variety of sizes, materials and firmness levels, are designed to provide personalized comfort and better quality sleep for stomach, back or side sleepers. We also market our Personal Warmth Collection™, a group of comforters and blankets designed to be warmer on one half of the bed than the other, accommodating varying warmth preferences among couples.

Other Products and Services

In 2003, we completed the roll-out of our Precision Comfort adjustable foundation to all of our company-owned retail stores. The adjustable foundation enables consumers to raise the head or foot of the bed, and to experience the comfort of massage, using a handheld remote control.

In 2004, we introduced the Sleep Number SofaBed line into a select number of our stores in selected U.S. markets. The Sleep Number SofaBed features a queen-size Sleep Number mattress inside a sofa surround, which is available in a variety of fabrics or leather options.

Sales Distribution

Unlike traditional bedding manufacturers, which primarily sell through third-party retailers, over 90% of our net sales are through one of three company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. These channels enable us to control the selling process to ensure that the unique benefits of our products are effectively presented to consumers. Our direct-to-consumer business model enables us to understand and respond quickly to consumer trends and preferences.

Our retail stores accounted for 75% of our net sales in 2007. Average net sales per company-owned store were $1,318,000 in 2007 versus $626,000 in 2001, with average sales per square foot of $1,024 in 2007 versus $666 in 2001. New stores are expected to average in excess of $1,000,000 in net sales in the first year of operations. In 2007, 73% of our stores generated net sales of over $1,000,000.

Our direct marketing call center and E-Commerce Web site provide national sales coverage, including markets not yet served by one of our retail stores, and accounted for 15% of our net sales in 2007. In addition, these channels provide a cost-effective way to market our products, are a source of information on our products and refer customers to our stores if there is one near the customer.

Beginning in 2002, we supplemented our sales through semi-exclusive relationships with selected home furnishing retailers and specialty bedding retailers. At the end of 2007, our retail program included 10 retail partners in the U.S. and Canada with a total of 891 doors, up from 353 doors at the end of 2005. Each retail partner serves a unique geographic market, which enables us to increase sales and leverage our media spending to accelerate brand awareness.

Marketing and Advertising

Awareness among the broad consumer audience of our brand, product benefits and store locations has been our most significant opportunity for growth. The Sleep Number advertising campaign was introduced early in 2001 to support our retail stores in selected markets through our first comprehensive multi-media advertising campaign using prime-time TV, national cable television, infomercials, drive-time radio and newspaper advertisements.

Since 2001, the Sleep Number brand positioning has been integrated into our marketing messages across all of our distribution channels, advertising vehicles and media types. We look to our direct response advertising on national cable TV as an economical means to generate leads for our stores. Through our dedicated call center, we are able to provide the inquiring consumer more information or send a video and brochure. Our total media spending was approximately $110 million in 2007, $105 million in 2006, and $89 million in 2005.

Owners of Sleep Number beds purchased through company-controlled channels are members of our Comfort Club, our customer loyalty program designed primarily to increase referrals and repeat purchases. Each time a referred customer purchases a bed, the referring Comfort Club member receives a $50 coupon for purchase of our products, with increasing benefits for multiple referrals. In 2007, approximately 36,000 new customers bought beds after receiving referrals from our Comfort Club members, and existing owners bought approximately 32,000 additional beds.

Qualified customers are offered revolving credit to finance purchases through a private-label consumer credit facility provided by GE Money Bank. Approximately 44% of our net sales during 2007 were financed by GE Money Bank. In 2005, we entered into an amended and restated agreement with GE Money Bank that extends this consumer credit arrangement through February 15, 2011, subject to earlier termination upon certain events and subject to automatic extensions. Under the terms of our agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, GE Money Bank pays us an amount equal to the total amount of such purchases, net of promotional related discounts, upon delivery to the customer. Consumers that do not qualify for credit under our agreement with GE Money Bank may apply for credit under a secondary program maintained by the company through another provider.

Operations

Manufacturing and Distribution

We have two manufacturing plants, one located in Irmo, South Carolina, and the other in Salt Lake City, Utah, which distribute products in the U.S. and Canada. The manufacturing operations in South Carolina and Utah consist of quilting and sewing of the fabric covers for our beds and final assembly and packaging of mattresses and foundations. In addition, our electrical Firmness Control Systems are assembled in our Utah plant.

We manufacture beds on a just-in-time basis to fulfill orders rather than stocking inventory, which enables us to maintain lower levels of finished goods inventory and operate with limited regional warehousing. Orders are currently shipped from our manufacturing facilities via UPS or through our company-controlled home delivery, assembly and mattress removal service, typically within 48 hours following order receipt. Orders are usually received by the customer within five to 14 days from the date of order.

We obtain all of the raw materials and components used to produce our beds from outside sources. A number of components, including our proprietary air chambers, our proprietary blow-molded foundations, and various components for our Firmness Control Systems, as well as fabrics and zippers, are sourced from suppliers who currently serve as our sole source of supply for these components. Beginning in 2005, we initiated work on dual and alternate sourcing, successfully introducing a second source for printed circuit boards and certain foam and fiber components. We will continue working toward dual sourcing on targeted components. However, we believe we can obtain these raw materials and components from other sources of supply in the ordinary course of business, if necessary.

Our proprietary air chambers are produced to our specifications by a sole source Eastern European supplier, which has been our sole source of supply of air chambers since 1994. Our agreement with this supplier runs through September 2011 and is thereafter subject to automatic annual renewal unless either party gives 365 days' notice of its intention not to renew the agreement. We expect to continue this supplier relationship for the foreseeable future.

Our proprietary blow-molded foundations are produced to our specifications by a single domestic supplier under an agreement that expires in December 2010. We expect to continue this supplier relationship for the foreseeable future.

All of the suppliers that produce unique or proprietary products for us have in place either contingency or disaster recovery plans or redundant production capabilities in other locations in order to safeguard against any unforeseen disasters. We review these plans and sites on a regular basis to ensure the supplier's ability to maintain uninterrupted supply of materials and components.

Home Delivery Service

Select Comfort's home delivery, assembly and mattress removal service has contributed to improving the overall customer experience. Our home delivery technicians are Sleep Number bed owners who can articulate the benefits of the bed, reinforcing the sales process and ensuring satisfied customers. Approximately 60% of beds sold through our company-owned retail stores in 2007 were delivered by our full-service home delivery team.

In 2003, we expanded the availability of our company-controlled delivery, assembly and removal services to all of our retail markets. In 2007, we continued improving our home delivery efficiency and service by consolidating over 100 individually managed cross-dock distribution locations into a new Hub and Spoke network organized around 13 regional hubs. Twelve of 13 hubs were operational as of December 2007.

Customer Service

We maintain an in-house customer service department staffed by customer service representatives who receive extensive training in sleep technology and all aspects of our products and operations. Our customer service representatives field customer calls and also interact with each of our retail stores to address customer questions and concerns. Our customer service team is part of our total quality process, facilitating early identification of emerging trends or issues. They coordinate with engineering and manufacturing to segment these issues, implement immediate solutions and provide inputs for long-term improvements to product and service design.

Research and Development

Our research and development team continuously seeks to improve product performance and benefits based on sleep science. Through customer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first bed, we have continued to improve and expand our product line, including new bed models, a quieter Firmness Control System, remote controls with digital settings, more luxurious fabrics and covers, new generations of foams and foundation systems. Our research and development expenses were $5.7 million in 2007, $4.7 million in 2006, and $2.2 million in 2005.

Information Systems

We use information technology systems to operate, analyze and manage our business, to reduce operating costs and to enhance our customers' experience. Our major systems include an in-store point of sale system, a retail portal system, in-bound and out-bound telecommunications systems for direct marketing and customer service, E-Commerce systems, retail partner support systems, a data warehouse system and an enterprise resource planning system. These systems are comprised of both packaged applications licensed from various software vendors and internally developed programs. Our production data center and E-Commerce Web site have recently been relocated to our new state-of-the-art corporate headquarters with redundant environmental systems. We maintain a disaster recovery plan that is tested annually.

During the second half of fiscal 2008, we plan on implementing an integrated suite of SAP®-based applications, including enterprise resources planning, retail store, customer relationship management, human capital management, strategic enterprise management, business intelligence and enterprise portal systems to replace most of our current systems. We believe this SAP® -based IT architecture, along with best-practices-based processes and greater utilization of off-the-shelf, highly integrated packaged solutions with minimal customization and enhancement, will provide greater flexibility and functionality for our growing and evolving business model and be less expensive to maintain over the long-term.

Intellectual Property

We hold various U.S. and foreign patents and patent applications regarding certain elements of the design and function of our products, including air control systems, remote control systems, air chamber features, border wall and corner piece systems, foundation systems, and features related to sofa sleepers with air mattresses, as well as other technology. We have 24 issued U.S. patents, expiring at various dates between March 2009 and June 2022, and five U.S. patent applications pending. We also hold 31 foreign patents and 9 foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot ensure that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

"*Select Comfort*" and "*Sleep Number*" are trademarks registered with the U.S. Patent and Trademark Office. We have a number of other registered trademarks including our "*Select Comfort*" logo with the double arrow design, "*Select Comfort Creator of the Sleep Number Bed,*" "*What's Your Sleep Number?,*" "*Precision Comfort,*" "*The Sleep Number Bed by Select Comfort*" (logo), "*The Sleep Number Store by Select Comfort*" (logo), "*Comfort Club*" and "*Sleep Better on Air*" and "*LuxLayer.*" U.S. applications are pending for a number of other marks. Several of these trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each federally registered mark is renewable indefinitely as long as the mark remains in use. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Industry and Competition

The U.S. bedding manufacturing industry is a mature and stable industry. According to the *2006 Annual Report* by the International Sleep Products Association (ISPA), industry wholesale shipments of mattresses and foundations were estimated to be $6.8 billion in 2006, a 5% increase compared to $6.5 billion in 2005. We estimate that traditional innerspring mattresses represent approximately 77% of total U.S. bedding sales. *Furniture/Today*, a furniture industry trade publication, has ranked Select Comfort as the largest U.S. bedding retailer for seven consecutive years, most recently in its August 13, 2007 issue.

According to the *2006 Annual Report* by ISPA, since 1984 the industry has consistently demonstrated growth on a dollar basis, with a 0.3% decline in 2001 being the only exception. Over the 5-year, 10-year and 20-year periods ended 2006, the value of U.S. wholesale bedding shipments increased at compound annual growth rates of 8.1%, 7.3% and 6.5%, respectively. We believe that industry unit growth has been primarily driven by population growth, and an increase in the number of homes (including secondary residences) and the increased size of homes. We believe growth in average wholesale prices resulted from a shift to both larger and higher quality beds, which are typically more expensive.

The bedding industry is highly fragmented and very competitive. Participants in the bedding industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. There is a high degree of concentration among the three largest manufacturers of innerspring bedding with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, and Simmons. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the bedding market. Simmons and Sealy, as well as a number of smaller manufacturers, have offered air-bed products in recent years. Tempur-Pedic International, Inc., and a number of other mattress manufacturers, offer foam mattress products.

Governmental Regulation and Environmental Matters

Our operations are subject to federal and state consumer protection and other regulations relating to the bedding industry. These regulations vary among the jurisdictions in which we do business, but generally impose requirements as to the proper labeling of bedding merchandise.

A portion of our net sales consists of refurbished products that are assembled in part from components returned to us from customers. These refurbished products must be properly labeled and marketed as refurbished products under applicable laws. Our sales of refurbished products are limited to approximately 24 states, as other states do not allow the sale of refurbished bedding products.

The bedding industry is subject to federal fire retardancy standards developed by the U.S. Consumer Product Safety Commission, which became effective nationwide in July 2007. Compliance with these requirements has increased the cost and complexity of manufacturing our products, potentially reducing our manufacturing capacity. These regulations also result in higher product development costs as new products must undergo rigorous flammability testing.

Our direct marketing and E-Commerce operations are or may become subject to various adopted or proposed federal and state "do not call" and "do not mail" list requirements, limiting our ability to market our products directly to consumers over the telephone, by e-mail or by regular mail.

We are subject to emerging federal, state and foreign data privacy regulations related to the safeguarding of sensitive customer and employee data, which may limit our ability to maintain or use consumer or customer information in our business.

We are subject to federal, state and foreign labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits.

We are subject to federal and state laws and regulations relating to pollution and environmental protection. We will also be subject to similar laws in foreign jurisdictions as we further expand distribution of our products internationally.

Our retail pricing policies and practices are subject to antitrust regulations in the U.S., Canada, Australia, New Zealand and other jurisdictions where we may sell our products in the future.

We believe we are in compliance in all material respects with each of these governmental regulations.

We are not aware of any national or local provisions which have been enacted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have materially affected, or will materially affect, our net income or competitive position, or will result in material capital expenditures. During fiscal 2007, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Customers

No single customer accounts for 10% or more of our net sales, and the loss of any one customer would not have a material impact on our business.

Seasonality

Our business is modestly impacted by seasonal influences inherent in the U.S. bedding industry and general retail shopping patterns. The U.S. bedding industry generally experiences lower sales in the second quarter and increased sales during selected holiday or promotional periods.

Working Capital

Our investment to open a new store is approximately $250,000, including inventory. We target new stores to be cash flow positive within 12 months with a payback of the initial cash investment in less than 24 months. Our stores break even on a four-wall cash flow basis with approximately $600,000 of annual net sales. Our four-wall cash flow is calculated as gross profit generated from store sales less store expenses, without deduction of depreciation expenses or indirect marketing expenses.

The component nature of our products allows our stores to serve as product showrooms for our Sleep Number beds. This aspect of our business model allows us to maintain low inventory levels which enables us to operate with minimal working capital. We have historically generated sufficient cash flows to self-fund our growth through an accelerated cash-conversion cycle. In addition, our $100 million bank revolving line of credit is available for additional working capital needs or investment opportunities. However, we may elect to seek additional sources of capital to fund growth initiatives, or if a prolonged or more severe economic downturn impacts our ability to meet our financial covenants.

Employees

At December 29, 2007, we employed 3,247 persons, including 1,691 retail sales and support employees, 214 direct marketing and customer service employees, 1,007 manufacturing and logistics employees, and 335 management and administrative employees. Approximately 190 of our employees were employed on a part-time basis at December 29, 2007. Except for managerial employees and professional support staff, all of our employees are paid on an hourly basis plus commissions for sales associates. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Executive Officers of the Registrant

William R. McLaughlin, 51, joined our company in March 2000 as President and Chief Executive Officer. Mr. McLaughlin also served as Chairman of our Board of Directors from May 2004 to February 2008. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

Catherine B. Hall, 46, joined Select Comfort as Senior Vice President and Chief Marketing Officer in November 2007. From 2005 to 2007, she served as Vice President, Marketing Programs and Advertising for Midas International, a provider of automotive services. From 2004 to 2005, Ms. Hall served as Midas International's Director, Marketing Programs and Advertising. From 2001 to 2004, Ms. Hall served as Senior Vice President and Group Account Director for BBDO Chicago, an advertising agency. From 2000 to 2001, Ms. Hall was a Group Account Director at Agency.com, an internet strategy and web development firm. From 1987 to 2000, Ms. Hall held successive positions with Leo Burnett Company, a marketing communications company, most recently as Vice President, Account Director.

Shelly R. Ibach, 48, joined Select Comfort as Senior Vice President, U.S. Sales - Company Owned Channels in April 2007. From 1982 to 2007, she held various leadership positions within Macy's North, formerly Marshall Field's Department Stores - Target Corporation. From 2004 to 2007, Ms. Ibach served as Senior Vice President and General Merchandise Manager for the Home division, within Macy's North. Other key positions included Vice President - Divisional Merchandise Manager, Director of Planning and Regional Director of Stores.

Mark A. Kimball, 49, has served as Senior Vice President, Legal, General Counsel and Secretary since August 2003. From July 2000 to August 2003, Mr. Kimball served as Senior Vice President, Human Resources and Legal, General Counsel and Secretary. From May 1999 to July 2000, Mr. Kimball served as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. For more than five years prior to joining us, Mr. Kimball was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP practicing in the area of corporate finance.

Ernest Park, 55, joined our company as Senior Vice President and Chief Information Officer in May 2006. From November 2000 through March 2006, he served as Senior Vice President and Chief Information Officer at Maytag Corporation. Mr. Park previously managed the global information technology function as Vice President and Chief Information Officer of a shared services organization at AlliedSignal, and later with Honeywell International, following AlliedSignal's acquisition of Honeywell in 1999. He also served in various leadership capacities at Avnet Inc. from March 1980 through November 1996, culminating in his role as Corporate Vice President, Information Services Division. Mr. Park announced his plans to leave the company effective as of February 29, 2008.

Scott F. Peterson, 48, has served as Senior Vice President, Human Resources since August 2003. From January 2002 to August 2003, Mr. Peterson served as Senior Vice President, Human Resources, for LifeTime Fitness, a proprietor of health and fitness clubs. From March 2000 through November 2001, he served as Chief People Officer for SimonDelivers.com, an internet-based grocery sales and delivery company. From 1990 through 2000, he served in a variety of capacities with The Pillsbury Company, a food manufacturer, most recently as Vice President, Human Resources, for the Bakeries and Foodservice Division.

James C. Raabe, 47, has served as Senior Vice President and Chief Financial Officer since April 1999. From September 1997 to April 1999, Mr. Raabe served as our Controller. From May 1992 to September 1997, he served as Vice President – Finance of ValueRx, Inc., a pharmacy benefit management provider. Mr. Raabe held various positions with KPMG LLP from August 1982 to May 1992.

Kathryn V. Roedel, 47, joined our company as Senior Vice President, Global Supply Chain in April 2005. From 1983 to 2005, she held leadership positions within two divisions of General Electric Company, in Sourcing, Manufacturing, Quality and Service. From 2003 to March 2005, Ms. Roedel served as the General Manager, Global Supply Chain Strategy for GE Medical Systems. Other key positions included General Manager, Global Quality and Six Sigma; Vice President – Technical Operations and Director/Vice President – Quality Programs for GE Clinical Services, a division of GE Medical Systems.

Wendy L. Schoppert, 41, joined our company as Senior Vice President and General Manager – New Channel Development & Strategy in April 2005 and effective January 2007, became our Senior Vice President – International. From 2002 to March 2005, Ms. Schoppert led various departments within U.S. Bancorp Asset Management, most recently serving as Head of Private Asset Management and Marketing. From 1996 to 2000, she held several positions with America West Holdings Corporation, including Vice President of America West Vacations and head of the airline's Reservations division. Prior to 1996, Ms. Schoppert held various finance-related positions at both Northwest Airlines and American Airlines. In February 2008, Ms. Schoppert also assumed the responsibilities of Chief Information Officer for the company.

Available Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of our reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's home page at *http://www.sec.gov*.

Our corporate Internet Web site is *http://www.selectcomfort.com*. Through a link to a third-party content provider, our corporate Web site provides free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. These documents are posted on our Web site at *www.selectcomfort.com* — select the "*About Select Comfort*" link and then the "*Investor Relations*" link. The information contained on our Web site or connected to our Web site is not incorporated by reference into this Form 10-K and should not be considered part of this report.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Management Development and Compensation Committee, Corporate Governance and Nominating Committee and Finance Committee as well as our Code of Business Conduct (including any amendment to, or waiver from, a provision of our Code of Business Conduct) adopted by our Board. These documents are posted on our Web site — select the "*Investor Relations*" link and then the "*Corporate Governance*" link.

Copies of any of the above referenced information will also be made available, free of charge, upon written request to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Minneapolis, MN 55442

ITEM 1A. RISK FACTORS

Our future growth and profitability will depend on a number of factors.

After more than five consecutive years of growth in both sales and profitability through fiscal 2006, our sales and profitability declined in 2007 versus the prior year. We may not be able to regain growth in sales or growth in profitability on a quarterly or annual basis in future periods. Our future growth and profitability will depend upon a number of factors, including but not limited to:

- Marketing Effectiveness and Efficiency -- the effectiveness of our marketing messages and the efficiency of our advertising expenditures and other marketing programs in building product and brand awareness, driving traffic to our points of sale and increasing sales;

- Consumer Acceptance -- the level of consumer acceptance of our products, new product offerings and brand image;

- Need for Continuous Product Improvement -- our ability to continuously improve our products to offer new and enhanced consumer benefits, better quality and reduced costs;

- Competition -- the level of competition in the mattress industry and our ability to successfully identify and respond to emerging and competitive trends in the mattress industry;

- Execution of Our Retail Distribution Strategy -- our ability to execute our retail store distribution strategy, including increasing sales and profitability through our existing stores, securing suitable and cost-effective locations for additional retail stores and cost-effectively closing under-performing store locations;

- International Growth -- our ability to cost-effectively execute plans to expand our distribution internationally;

- Consumer Credit – the availability of consumer credit and our ability to provide cost-effective consumer credit options;

- Sources of Supply -- our ability to secure adequate sources of supply at reasonable cost, especially considering our single sources of supply for some components and just-in-time manufacturing processes, as well as potential shortages of commodities;

- Inflationary Pressures -- rising fuel and commodity costs, as well as fluctuating currency rates and increasing industry regulatory requirements, which may increase our cost of goods and may adversely impact our profitability or our ability to maintain sales volumes to the extent that we choose to increase prices;

- Impact of Federal Flame Retardancy Standards -- new federal flame retardancy standards for mattress products effective since mid-2007, which have added compliance costs to our business and have added risks of non-compliance, which could disrupt our business;

- Management Information Systems -- our current management information systems, which may not adequately meet the requirements of our evolving business, and our ability to successfully implement our planned SAP®-based enterprise-wide information technology architecture;

- Retention of Senior Leadership and other Key Employees -- our ability to retain senior leadership and other key employees, including qualified retail store management and sales professionals, in the wake of recent business performance that has not met our expectations;

- General Economic Conditions and Consumer Confidence -- adverse trends in general economic conditions, including in particular the housing market, retail trends and consumer confidence, and the possibility of an economic recession; and

- Global Events -- global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.

We may not be successful in executing our growth strategy or in regaining growth in sales or growth in profitability. Failure to successfully execute any material part of our strategic plan or growth strategy could harm our sales, profitability and financial condition.

Our future growth and profitability will depend in large part upon the effectiveness of our marketing messages and the efficiency of our advertising expenditures and other marketing programs in generating consumer awareness and sales of our products.

We are highly dependent on the effectiveness of our marketing messages and the efficiency of our advertising expenditures (which were approximately $110 million in 2007, $105 million in 2006, $89 million in 2005, $79 million in 2004, and $60 million in 2003) in generating consumer awareness and sales of our products. In recent periods, including in particular 2007, our marketing messages have not been as effective as in prior periods. If our marketing messages are ineffective or our advertising expenditures and other marketing programs are inefficient in creating awareness of our products and brand name, driving consumer traffic to our points of distribution and motivating consumers to purchase our products, our sales, profitability and financial condition may be adversely impacted.

Our integrated marketing program depends in part on national radio personalities and spokespersons, including Paul Harvey, Rush Limbaugh and Lindsay Wagner and other nationally known personalities. The loss of these endorsements, or any reduction in the effectiveness of these endorsements, or our inability to obtain additional effective endorsements, could adversely affect our sales, profitability and financial condition.

Our future growth and profitability will depend in part upon the effectiveness and efficiency of our internet-based advertising programs and upon the prominence of our Web site URLs on internet search engine results.

We believe that consumers are increasingly using the internet as a part of their shopping experience, both to conduct pre-purchase research, particularly with respect to high end consumer durables, as well as to purchase products. Consumers will typically use one of a small number of internet search engines to research products. These search engines may provide both natural search results and purchased listings for particular key words. In some cases, it may be difficult or impossible to determine how these search engines work, particularly in the area of natural search, and therefore how to optimize placement on those search engines for our Web site URLs and other positive sites for consumers who may be searching for our products or for mattress products or retailers generally. Some of these search engines may permit competitors to bid on our trademarks to obtain high placement in search results when consumers use our trademarks to seek information regarding our products, which may cause confusion among consumers and adversely impact our sales. Some of our competitors may use our trademarks and/or publish false or misleading information on the internet regarding our products or their own products, which may also cause confusion among consumers and adversely impact our sales. In addition, consumers or others may post negative information regarding our products or our company on internet sites or blogs, which could adversely impact our sales.

As a result, our future growth and profitability will depend in part upon the effectiveness and efficiency of our on-line advertising and search optimization programs in generating consumer awareness and sales of our products, and upon our ability to prevent competitors from misusing or infringing our trademarks or publishing false or misleading information regarding our products or their own products. If we are not successful in these efforts, our business, reputation, sales, profitability and financial condition may be adversely impacted.

In addition, if our Web site becomes unavailable for a significant period of time due to failure of our information technology systems or the Internet, our sales, profitability and financial condition could be adversely affected.

Our products represent a significant departure from traditional innerspring mattresses and the failure of our products to achieve market acceptance would harm our sales, profitability and financial condition.

We estimate that innerspring mattress sales represent approximately 77% or more of all mattress sales. Our air chamber technology represents a significant departure from traditional innerspring mattresses. Because no established market for adjustable firmness mattress products existed prior to the introduction of our products in 1988, we faced the challenge of establishing the viability of this market, as well as gaining widespread acceptance of our products. The market for adjustable firmness mattresses is now evolving and our future success will depend upon both the continued growth of this market and increased consumer acceptance of our products. The failure of our products to achieve greater consumer acceptance for any reason would harm our sales, profitability and financial condition.

If we are unable to enhance our existing products and develop and market new products that respond to customer needs and achieve market acceptance, we may not be able to regain growth in sales or growth in profitability.

One of our growth strategies is to continue to lead our industry in product innovation and sleep expertise by enhancing existing products and by developing and marketing new products that deliver personalized comfort and better sleep. We may not be successful in developing or marketing enhanced or new products that will receive acceptance in the marketplace. Further, the resulting level of sales from any of our enhanced or new products may not justify the costs associated with the development and marketing. Any failure to continue to develop and market enhanced or new products in a cost-effective manner could harm our ability to regain growth in sales or growth in profitability.

The mattress industry is highly competitive. Our business could be harmed by existing competitive pressures or from one or more new entrants into the market.

Our Sleep Number beds compete with a number of different types of mattress alternatives, including standard innerspring mattresses, foam mattresses, waterbeds, futons and other air-supported mattress products sold through a variety of channels, including home furnishings stores, specialty mattress stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The mattress industry is characterized by a high degree of concentration among the three largest manufacturers of innerspring mattresses with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand, Serta and Simmons. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the mattress market. Tempur-Pedic International, Inc. and other companies compete in the mattress industry with foam mattress products. A number of mattress manufacturers, including Sealy and Simmons, as well as a number of smaller manufacturers, including low-cost foreign manufacturers, have offered air beds that compete with our products.

We believe that many of our competitors, including in particular the three largest innerspring mattress manufacturers and Tempur-Pedic, have greater financial, marketing and manufacturing resources and better brand name recognition than we do and sell products through broader and more established distribution channels. Our stores and other company-controlled distribution channels compete with other retailers who often provide a wider selection of mattress alternatives than we offer through our channels of distribution, which may place our channels of distribution at a competitive disadvantage. These manufacturing and retailing competitors, or new entrants into the market, may compete aggressively and gain market share with existing and new mattress products, and may pursue or expand their presence in the air bed segment of the market. Some competitors may engage in aggressive advertising strategies that may include false or misleading claims about competitive products and/or our products. Any such competition could inhibit our ability to retain or increase market share, inhibit our ability to maintain or increase prices and reduce our margins, which could harm our sales, profitability and financial condition.

Our future growth and profitability will depend in large part upon our ability to execute our retail store distribution strategy, including increasing sales and profitability through our existing company-controlled stores, which carry significant fixed costs. If we are unable to regain growth in sales through our company-controlled stores, we may be required to incur significant costs to close underperforming stores, which could harm our profitability and financial condition.

Our company-controlled retail store distribution channel is our largest distribution channel and represents our largest opportunity for growth in sales and profitability. After several years of consistent growth in comparable-store sales results through fiscal 2006, in 2007 we experienced a *decline* of 11% in our comparable stores sales versus 2006. Our comparable-store sales and other operating results may fluctuate or decline significantly in the future. Many factors affect our comparable-store sales and other operating results and may contribute to fluctuations or declines in these results in the future, including but not limited to:

- The effectiveness of our marketing messages and the efficiency of our advertising expenditures;
- Consumer acceptance of our existing products, new product offerings and brand image;
- Consumer shopping trends, including mall traffic and internet shopping trends;
- Our ability to successfully hire, train, motivate and retain store-level sales professionals and managers;
- The level and effectiveness of competitive activity;
- The availability of cost-effective consumer credit options through our third-party providers;
- The growth of our other distribution channels, including in particular the wholesale distribution of our products through mattress retailers into markets with existing company-controlled retail stores;

- General economic conditions, including in particular the housing market, retail trends and consumer confidence; and
- Global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.

Future fluctuations or decreases in our comparable-store sales or other operating results could harm our sales, profitability and financial condition. We may also be required to incur significant costs to close underperforming stores if we are unable to regain growth in sales through our company-controlled stores. In addition, failure to regain growth in comparable-store sales or other operating results may disappoint securities analysts or investors and result in a decline in our stock price.

We may seek to obtain additional capital, which could adversely impact our profitability and financial condition, or which could be dilutive to our shareholders.

As of December 29, 2007, we had cash, cash equivalents and marketable debt securities of $7.3 million and $37.9 million in outstanding borrowings against our $100 million line of credit. We currently expect cash generated from operations and our existing credit facility provide sufficient liquidity for our operating and capital needs. However, a severe or prolonged downturn in macroeconomic factors or in our operating results may affect our ability to maintain compliance with financial covenants under our credit facility, potentially impacting our cost of borrowings and the availability of funds under the credit facility. In such an event, we may need to seek additional capital through the issuance of debt or equity securities. Alternatively, we may elect to seek additional capital through the issuance of debt or equity securities to fund strategic growth initiatives, or in anticipation of a deeper, more prolonged downturn in our business, whether due to macroeconomic factors or otherwise. The issuance of any additional debt could adversely impact our profitability and financial condition. The issuance of additional equity securities could be dilutive to our existing shareholders.

We are highly dependent on discretionary consumer spending. Adverse trends in general economic conditions, including in particular the housing market, retail shopping patterns and consumer confidence, and the possibility of an economic recession, may adversely affect our sales, profitability and financial condition.

The success of our business models depends to a significant extent upon discretionary consumer spending, which is subject to a number of factors, including without limitation general economic conditions, consumer confidence, the housing market, employment levels, business conditions, interest rates, availability of credit, inflation and taxation. Adverse trends in any of these economic indicators may adversely affect our sales, profitability and financial condition. Also, because a high percentage of our net sales are made on credit, any adverse impact on the availability of consumer credit or any increase in interest rates may adversely affect our sales, profitability and financial condition. We are also dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for our retail stores. Any decrease in mall traffic could adversely affect our sales, profitability and financial condition.

We have established wholesale relationships with a limited number of mattress retailers and with the QVC shopping channel. These relationships may not yield the benefits we expect and may adversely impact sales through our company-controlled distribution channels. The loss of a significant wholesale account or the loss of distribution through QVC could adversely impact our sales, profitability and financial condition.

An important element of our growth strategy has been expansion of profitable distribution through our existing company-controlled distribution channels and by increasing opportunities for consumers to become aware of, and to purchase, our products through additional points of distribution. We have only recently established wholesale relationships with a limited number of mattress retailers and with the QVC shopping channel and therefore have limited wholesale experience. Our wholesale relationships may not result in the intended benefits of leveraging our advertising spending and increasing our brand awareness, sales and overall market acceptance of our products. Our wholesale distribution may also adversely impact sales through our company-controlled distribution channels. The gross margin from wholesale sales is also less than the gross margin we generate in our company-controlled channels. The loss of a significant wholesale account or the loss of distribution through QVC could adversely impact our sales, profitability and financial condition.

Our business is subject to seasonal influences and a substantial portion of our net sales is often realized in the last month or last few weeks of a quarter, due in part to our promotional schedule and commission structure. As our marketing expenditures are largely based on our expectations of future customer inquiries and net sales, and cannot be adjusted quickly, a failure to meet these expectations may harm our profitability and financial condition.

Our business is subject to some seasonal influences, with typically lower sales in the second quarter, and increased sales during selected holiday or promotional periods. Furthermore, a substantial portion of our sales is often realized in the last month or last few weeks of a quarter, due in part to our promotional schedule and commission structure. The level of our sales and marketing expenses and new store opening costs is based, in significant part, on our expectations of future customer inquiries and net sales and cannot be adjusted quickly. If there is a shortfall in expected net sales or in the conversion rate of customer inquiries, we may be unable to adjust our spending in a timely manner and our sales, profitability and financial condition may be harmed.

Significant and unexpected return rates under our 30-night trial period and warranty claims under our 20-year limited warranty on our beds, in excess of our returns and warranty reserves, could harm our sales, profitability and financial condition.

Part of our marketing and advertising strategy focuses on providing a 30-night trial in which customers may return their beds and obtain a refund of the purchase price if they are not fully satisfied with our product. Return rates may not remain within acceptable levels. An unexpected increase in return rates could harm our sales, profitability and financial condition. We also provide our customers with a 20-year limited warranty on our beds. We may receive significant and unexpected claims under these warranty obligations that could exceed our warranty reserves. Warranty claims in excess of our warranty reserves could harm our profitability and financial condition.

We have plans to expand our distribution internationally, which presents some additional risks to our business.

To date, the vast majority of our sales have been made in the U.S. and we have sold only very minimal quantities of products in foreign jurisdictions. In late 2005 we began to distribute our products in Canada through an independent retailer. In late 2007 we entered into relationships with an Australian-based manufacturer and an Australian-based retailer to begin distribution of Sleep Number beds in Australia and New Zealand. We plan to pursue distribution of our products in some other foreign countries in the near future. Expansion of our distribution to foreign jurisdictions, and our lack of experience in international distribution, present some risks to our business, including without limitation the need to build awareness of our products and brand in new markets, the need to gain market acceptance for new products that represent a significant departure from traditional bedding products, logistical and systems complexities, different levels of protection of our intellectual property, language and cultural differences, the need to comply with additional and different regulatory requirements, foreign currency exchange risks and political instability.

Although several members of our senior management team have significant experience in international distribution of consumer goods, as a company our experience in this area is limited. We plan to invest in our international infrastructure in advance of sales in international jurisdictions which may adversely impact our overall profitability. If we are unable to achieve consumer awareness and market acceptance for our products in foreign jurisdictions, we may not be able to achieve sufficient sales and profitability in our international operations to justify the investment.

We utilize "just-in-time" manufacturing processes with minimal levels of raw materials, work in process and finished goods inventories, which could leave us vulnerable to shortages of supply of key components. Any such shortage could result in our inability to satisfy consumer demand for our products in a timely manner and lost sales, which could harm our sales, profitability and financial condition.

We generally assemble our products after we receive orders from customers utilizing "just-in-time" manufacturing processes. Lead times for ordered components may vary significantly and depend upon a variety of factors, such as the location of the supplier, the complexity in manufacturing the component and general demand for the component. Some of our components, including our air chambers, have relatively longer lead times. We generally maintain minimal levels of raw materials, work in process and finished goods inventories, except for our air chambers, of which we generally carry approximately six weeks of inventory. As a result, an unexpected shortage of supply of key components used to manufacture our products, or an unexpected and significant increase in the demand for our products, could lead to inadequate inventory and delays in shipping our beds to customers. Any such delays could result in lost sales, which could harm our profitability and financial condition.

Damage to either of our manufacturing facilities could increase our costs of doing business or lead to delays in shipping our beds, which could result in increased returns and adversely affect future sales.

We have two manufacturing plants, which are located in Irmo, South Carolina and in Salt Lake City, Utah. Unlike other mattress manufacturers, we generally manufacture beds to fulfill orders rather than stocking finished goods inventory. Therefore, the destruction or shutting down of either of our manufacturing facilities for a significant period of time as a result of fire, explosion, act of war or terrorism, flood, hurricane, tornado, earthquake, lightning or other natural disaster could increase our costs of doing business and lead to delays in shipping our beds to customers. Such delays could result in increased returns and adversely affect future sales, which could harm our profitability and financial condition. Due to our make-to-order business model, these adverse consequences to our business may be greater for our company than with other mattress manufacturers.

We rely upon several key suppliers that are, in some instances, the only source of supply currently used by the company for particular materials or components. The failure of one or more of these suppliers or our other key suppliers to supply materials or components for our products on a timely basis, or a material change in the purchase terms for the materials or components, could harm our sales, profitability and financial condition.

We currently obtain all of the materials and components used to produce our beds from outside sources. In several cases, including our proprietary air chambers, our proprietary blow-molded foundations, the wood foundations sold to our wholesale and hospitality channels, our adjustable foundations, various components for our Firmness Control Systems, as well as fabrics and zippers, we have chosen to obtain these materials and components from suppliers who serve as the only source of supply used by the company at this time. While we believe that these materials and components, or suitable replacements, could be obtained from other sources of supply, in the event that any of the company's current suppliers became unable to supply the relevant materials or components for any reason, and alternatives were not readily available from other sources of supply, our sales, profitability and financial condition could be harmed. If our relationship with either the supplier of our air chambers or the supplier of our blow-molded foundations is terminated, we could have difficulty in replacing these sources since there are relatively few other suppliers capable of manufacturing these components.

We purchase some of our materials and components through purchase orders and do not have long-term purchase agreements with, or other contractual assurances of continued supply, pricing or access from, our suppliers, except for the suppliers of our air chambers, blow-molded foundations, foam, circuit boards and various components used for our covers, including fiber, fabrics, thread and tick. If prices for our key materials or components increase and we are unable to achieve offsetting savings through value engineering or increased productivity or we are unable to increase prices to our customers, our profitability and financial condition may be harmed. The loss of one or more of our key suppliers, the failure of one or more of our key suppliers to supply materials or components on a timely basis, or a material change in the purchase terms for our components could harm our sales, profitability and financial condition.

Increases in commodity prices, component costs and/or delivery costs could harm our sales, profitability and financial condition.

Recently there have been significant increases or volatility in the prices of certain commodities, including but not limited to fuel, oil, natural gas, rubber, cotton, plastic resin, steel and chemical ingredients used to produce foam. Increases in prices of these commodities may result in significant cost increases for our raw materials and product components, as well as increases in the cost of delivering our products to our customers. To the extent we are unable to offset any such increased costs through value engineering and similar initiatives underway, or through price increases, our profitability and financial condition may be adversely impacted. If we choose to increase prices to offset the increased costs, our unit sales volumes could be adversely impacted.

The foreign manufacturing of our air chambers and some of our other components involves risks that could increase our costs, lead to inadequate inventory levels or delays in shipping beds to our customers, which could harm our sales, profitability and financial condition.

Since our air chambers and some of our other components are manufactured outside the United States, our operations could be harmed by the risks associated with foreign sourcing of materials, including but not limited to:

- Political instability resulting in disruption of trade;
- Existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States or increase the cost of such goods;
- Disruptions in transportation that could be caused by a variety of factors including acts of terrorism, shipping delays, foreign or domestic dock strikes, customs inspections or other factors;
- Any significant fluctuation in the value of the U.S. dollar against foreign currencies; and
- Economic uncertainties, including inflation.

These factors could increase our costs of doing business with foreign suppliers, lead to inadequate inventory levels or delays in shipping beds to our customers, which could harm our sales, profitability and financial condition. If any of these or other factors were to render the conduct of any of our foreign suppliers' businesses more difficult or impractical, we may have difficulty sourcing key components of our products, which could adversely affect our sales, profitability and financial condition.

We depend upon UPS and other carriers to deliver some of our products to customers on a timely and cost-effective basis. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability and financial condition.

Historically, we have relied to a significant extent on UPS for delivery of our products to customers. For a significant portion of the third quarter of 1997, UPS was unable to deliver our products within acceptable time periods due to a labor strike, causing delays in deliveries to customers and requiring us to use alternative carriers. UPS may not be able to avert labor difficulties in the future or may otherwise experience difficulties in meeting our requirements in the future. From 2000 to 2003, we demonstrated an ability to shift a portion of our product delivery business to FedEx, as necessary. In addition, we either provide directly, or contract with a third party to provide, in-home delivery, assembly and mattress removal services, and in 2003 expanded the availability of this service to all of our retail stores across the country. Despite these alternative carriers, if UPS were to experience difficulties in meeting our requirements we may not be able to deliver products to all of our customers on a timely or cost-effective basis through any one or more of these or other alternative carriers. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability and financial condition.

More than one-third of our net sales are financed by a third party. The termination of our agreement with this third party, any material change to the terms of our agreement with this third party or in the availability or terms of credit offered to our customers by this third party, or any delay in securing replacement credit sources, could harm our sales, profitability and financial condition.

In December 2005 we entered into an amended and restated agreement under which GE Money Bank offers our qualified customers a revolving credit arrangement to finance purchases from us. This agreement extends through February 15, 2011, subject to earlier termination upon certain events and subject to automatic extensions.

Under this agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. Any increase by GE Money Bank in the minimum customer credit ratings necessary to qualify for credit could adversely impact our sales by decreasing the number of customers who can finance purchases. We are liable to GE Money Bank for charge-backs arising out of (i) breach of our warranties relating to the underlying sale transaction, (ii) defective products or (iii) our failure to comply with applicable operating procedures under the facility. We are not liable to GE Money Bank for losses arising out of our customers' credit defaults.

Approximately 44% of our net sales during 2007 were financed by GE Money Bank. Consumers that do not qualify for credit under our agreement with GE Money Bank may apply for credit under a secondary program maintained by the company through another provider.

Termination of our agreement with GE Money Bank or with our secondary provider, any material change to the terms of our agreement with either of these providers, or in the availability or terms of credit for our customers from these providers, or any delay in securing replacement credit sources, could harm our sales, profitability and financial condition.

Our current management information systems may not be adequate to support our growth strategy. We have recently undertaken plans to implement an SAP®-based enterprise-wide information technology architecture. We currently expect this project to be completed in the second half of 2008 and we expect to incur significant increases in expenses and capital expenditures to complete this project. This project may take longer and may require more resources to implement than anticipated, may cause distraction of key personnel, may cause disruptions to our business, and may not ultimately provide the benefits we anticipate. Any of these outcomes could impair our ability to achieve critical strategic initiatives and could harm our sales, profitability and financial condition.

We depend upon our management information systems for many aspects of our business. Our current information systems architecture includes some off-the-shelf programs as well as some key software that has been developed by our own programmers, which is not easily modified or integrated with other software and systems and limits the flexibility and scalability of our information systems. Our business will be adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand our systems as we execute our growth strategy. In addition, any failure of our systems and processes to adequately protect customer information from theft or loss could adversely impact our business, reputation, sales, profitability and financial condition.

We have recently undertaken plans to implement an integrated suite of SAP®-based applications including enterprise resources planning, retail store, customer relationship management, human capital management, strategic enterprise management, business intelligence and enterprise portal systems to replace most of our current systems. We believe this SAP®-based IT architecture, along with best-practices-based processes and higher concentrations of off-the-shelf, packaged solutions, will provide greater flexibility and functionality for our growing and evolving business model and be less expensive to maintain over the long-term.

This project may take longer and may require more resources to implement than anticipated, may cause distraction of key personnel, may cause disruptions to our business, and may not ultimately provide the benefits we anticipate. Any of these outcomes could impair our ability to achieve critical strategic initiatives and could harm our sales, profitability and financial condition.

We are subject to a wide variety of government regulations. Any failure to comply with any of these regulations could harm our business, reputation, sales, profitability and financial condition. We may be required to incur significant expenses or to modify our operations in order to ensure compliance with these regulations.

We are subject to a wide variety of government regulations relating to the bedding industry or to various aspects of our business and operations, including without limitation:

- Regulations relating to the proper labeling of bedding merchandise and other aspects of product handling and sale;
- State regulations related to the proper labeling and sale of bedding products produced in part from refurbished components;
- Federal and state flammability standards applicable generally to mattresses and mattress and foundation sets;
- Environmental regulations;
- Consumer protection and data privacy regulations;
- Regulations related to marketing and advertising claims;
- Various federal and state "do not call" or "do not mail" list requirements;
- Federal, state and foreign labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits;
- Antitrust regulations in the United States and other jurisdictions where we may sell our products in the future;
- Import and export regulations;
- Federal and state tax laws; and
- Federal and state securities laws.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations, which could harm our profitability and financial condition. If we are found to be in violation of any of the foregoing laws or regulations, we could become subject to fines, penalties, damages or other sanctions, as well as potential adverse public relations, which could adversely impact our business, reputation, sales, profitability and financial condition.

All mattresses and mattress and foundation sets, including ours, became subject to new federal flammability standards and related regulations in July 2007. Compliance with these regulations has increased our product costs, has required modifications to our systems and operations and may increase the risk of disruptions to our business due to ongoing testing to assure compliance or regulatory inspections.

The federal Consumer Product Safety Commission adopted a new flammability standard and related regulations which became effective nationwide in July 2007 for mattresses and mattress and foundation sets. Compliance with these requirements has resulted in higher materials and manufacturing costs for our products, and has required modifications to our information systems and business operations, further increasing our costs. To the extent we are unable to offset increased costs through value engineering and similar initiatives, or through price increases, our profitability may be adversely impacted. If we choose to increase prices to offset the increased costs, our unit sales volumes could be adversely impacted.

Compliance also requires more complicated manufacturing processes, which may reduce our manufacturing capacity and may require us to expand our manufacturing capacity sooner than otherwise anticipated.

The new regulations require manufacturers to implement quality assurance programs and encourage manufacturers to conduct random testing of products. The new regulations also require maintenance and retention of compliance documentation. These quality assurance and documentation requirements are costly to implement and maintain. If any product testing yields results indicating that any of our products may not meet the flammability standard, or if we obtain test results or other evidence that any of our products may fail to meet the standard or that a material or process used in manufacturing could affect the test performance of our product, we may be required to temporarily cease production and distribution and/or to recall products from the field, and we may be subject to fines or penalties, any of which outcomes could harm our business, reputation, sales, profitability and financial condition. We may also face increased risks of disruptions to our business caused by regulatory inspections.

We may face exposure to product liability claims.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall or redesign such products. In 2004, we experienced increased returns and adverse impacts on sales as a result of media reports related to the alleged propensity of our products to develop mold. We may experience material increases in returns and material adverse impacts on sales in the event any similar media reports were to occur in the future. We maintain insurance against product liability claims, but such coverage may not continue to be available on terms acceptable to us and may not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our business.

If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products.

We own various U.S. and foreign patents and patent applications related to certain elements of the design and function of our beds and related products. We also own several registered and unregistered trademarks and trademark applications, including in particular our Select Comfort and Sleep Number trademarks, which we believe have significant value and are important to the marketing of our products to customers. In addition to patents and trademarks, we rely upon copyrights, trade secrets and other intellectual property rights and we have implemented several measures to protect our intellectual property and confidential information contained in our products, such as entering into assignment of invention and nondisclosure agreements with certain of our employees. Our ability to compete effectively with other companies depends, to a significant extent, upon our ability to maintain the proprietary nature of our owned intellectual property and confidential information. Our intellectual property rights may not provide substantial protection against infringement or piracy and may be circumvented by our competitors. Our protective measures may not protect our intellectual property rights or confidential information or prevent our competitors from developing and marketing products that are similar to or competitive with our beds or other products. In addition, the laws of some foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States. If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology or trademarks in connection with competitive products, which could adversely affect our sales, profitability and financial condition.

Intellectual property litigation, which could result in substantial costs to us and the diversion of significant time and effort by our executive management, may be necessary to enforce our patents and trademarks and to protect our trade secrets and proprietary technology. We may not have the financial resources necessary to enforce or defend our intellectual property rights.

We are not aware of any material intellectual property infringement or invalidity claims that may be asserted against us, however, it is possible that third parties, including competitors, may successfully assert such claims. The cost of defending such claims, or any resulting liability, or any failure to obtain necessary licenses on reasonable terms, may adversely impact our sales, profitability and financial condition.

The loss of the services of any members of our executive management team could adversely impact our ability to execute our business strategy and growth initiatives and could harm our business.

We are currently dependent upon the continued services, ability and experience of our executive management team, particularly William R. McLaughlin, our Chief Executive Officer. The loss of the services of Mr. McLaughlin or any other member of our executive management team could have an adverse effect on our ability to execute our business strategy and growth initiatives and on our sales, profitability and financial condition. We do not maintain any key person life insurance on any members of our executive management team. Our future growth and success will also depend upon our ability to attract, retain and motivate other qualified personnel.

Additional terrorist attacks in the United States or against U.S. targets or actual or threats of war or the escalation of current hostilities involving the United States or its allies could adversely impact our sales, profitability, financial condition or stock price in unpredictable ways.

Additional terrorist attacks in the United States or against U.S. targets, or threats of war or the escalation of current hostilities involving the United States or its allies, or military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations, including, but not limited to, causing delays or losses in the delivery of merchandise to us and decreased sales of our products. These events could cause an increase in oil or other commodity prices, which could adversely affect our materials or transportation costs, including delivery of our products to customers. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets. These events also could cause an economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our sales, profitability and financial condition, and may result in volatility of our stock price.

An outbreak of Avian Flu or a pandemic, or the threat of a pandemic, may adversely impact our ability to produce and deliver our products or may adversely impact consumer demand.

Concern has grown recently over the possibility of a significant or global outbreak of avian flu or a similar pandemic. A significant outbreak of avian flu, or a similar pandemic, or even a perceived threat of such an outbreak, could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products, which could result in a loss of sales and adversely impact on our profitability and financial condition. Similarly, such events could adversely impact consumer confidence and consumer demand generally, which could adversely impact our sales, profitability and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Distribution Locations

We currently lease all of our existing retail store locations and expect that our policy of leasing, rather than owning stores, will continue as we expand our store base. Our store leases generally provide for an initial lease term of five to seven years with a mutual termination option if we do not achieve certain minimum annual sales thresholds. Generally, the store leases require us to pay minimum rent plus percentage rent based on net sales in excess of certain thresholds, as well as certain operating expenses.

The following table summarizes the geographic location of our 478 company-owned stores and 891 retail partner doors as of December 29, 2007:

	Company-Owned Stores	Retail Partner Doors		Company Owned Stores	Retail Partner Doors
Alabama	5	-	Montana	3	2
Alaska	-	3	Nebraska	3	4
Arizona	10	39	Nevada	4	17
Arkansas	4	-	New Hampshire	4	-
California	54	149	New Jersey	14	-
Colorado	15	1	New Mexico	2	-
Connecticut	7	16	New York	17	-
Delaware	2	-	North Carolina	13	36
Florida	32	50	North Dakota	2	7
Georgia	14	36	Ohio	18	21
Hawaii	-	8	Oklahoma	3	4
Idaho	1	-	Oregon	5	28
Illinois	23	3	Pennsylvania	21	2
Indiana	12	12	Rhode Island	1	-
Iowa	6	14	South Carolina	6	5
Kansas	5	7	South Dakota	2	10
Kentucky	4	1	Tennessee	11	15
Louisiana	5	5	Texas	38	152
Maine	2	-	Utah	4	-
Maryland	13	6	Vermont	1	-
Massachusetts	11	7	Virginia	13	1
Michigan	14	-	Washington	13	40
Minnesota	16	34	West Virginia	1	-
Mississippi	2	-	Wisconsin	10	15
Missouri	12	14	Wyoming	-	-
			Canada	-	127
			Total	478	891

Manufacturing and Headquarters

We entered into a lease agreement with a developer in July 2006, pursuant to which the developer built our new 159,000-square-foot corporate headquarters in Minneapolis, Minnesota. The new facility was completed during the second half of 2007. The lease commenced in November and runs through 2017 with two five-year renewal options.

We also lease approximately 122,000 square feet in Minneapolis, Minnesota that includes our direct marketing call center, our customer service group, our research and development department, and a distribution center that accepts returns and processes warranty claims. This lease expires in 2017 and contains one five-year renewal option.

We lease two manufacturing and distribution centers in Irmo, South Carolina and Salt Lake City, Utah of approximately 105,000 square feet and approximately 101,000 square feet, respectively. We lease the Irmo facility through February 2013, and the Salt Lake City facility through April 2009, with a five-year renewal option thereafter.

To support our accessories business and our program with Radisson Hotels and Resorts, we lease approximately 40,000 square feet in Omaha, Nebraska, through July 2008. This lease also has a one-year renewal option.

ITEM 3. LEGAL PROCEEDINGS

We are involved from time to time in various legal proceedings arising in the ordinary course of our business, including primarily commercial, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Beyond those matters for which we have recorded a liability, we believe that we have valid defenses to claims asserted against us and we do not expect the outcome of these matters to have a material effect on our results of operations or financial position. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us could adversely impact our results of operations or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." As of January 26, 2008, there were 171 holders of record of our common stock. The following table sets forth the quarterly high and low sales prices per share of our common stock as reported by NASDAQ for the two most recent fiscal years, adjusted for a three-for-two stock split that became effective on June 8, 2006. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2007				
High	$ 14.75	$ 18.00	$ 19.03	$ 20.17
Low	6.11	13.90	15.94	16.77
Fiscal 2006				
High	$ 25.25	$ 24.28	$ 28.52	$ 27.50
Low	16.83	17.36	20.28	17.46

Select Comfort has not historically paid cash dividends on its common stock and has no current plans to pay cash dividends.

Information concerning stock repurchases completed during the fourth quarter of fiscal 2007 is set forth below:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 2007	—	—	—	
November 2007	—	—	—	
December 2007	—	—	—	$ 206,762,000
Total	—	—	—	

(1) On April 20, 2007, our Board of Directors authorized the company to repurchase up to an additional $250 million of its common stock. The Finance Committee of the Board of Directors reviews repurchases under this program on a quarterly basis. There is no expiration date governing the period over which we can repurchase shares. As of January 26, 2008, the total outstanding authorization was $206.8 million. We may terminate or limit the stock repurchase program at any time.

Comparative Stock Performance

The graph below compares the total cumulative shareholder return on our common stock over the last five years to the total cumulative return on the Standard and Poor's ("S&P") 400 Specialty Stores Index and The NASDAQ Stock Market (U.S.) Index assuming a $100 investment made on December 28, 2002. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance. This graph is being "furnished" and not "filed."

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG SELECT COMFORT CORPORATION, S&P 400 SPECIALTY STORES INDEX, AND THE NASDAQ STOCK MARKET (U.S.) INDEX



DOLLARS
$350
$300
$250
$200
$150
$100
$50
$0
12/28/2002
1/3/2004
1/1/2005
12/31/2005
12/30/2006
12/29/2007
S&P 400 SPECIALTY STORES
NASDAQ STOCK MARKET (U.S.) INDEX
SCSS

	12/28/2002	1/3/2004	1/1/2005	12/31/2005	12/30/2006	12/29/2007
Select Comfort Corporation	$ 100	$ 273	$ 198	$ 302	$ 288	$ 119
S&P 400 Specialty Stores Index	100	136	160	168	189	157
The NASDAQ Stock Market (U.S.) Index	100	150	163	167	184	202

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 29, 2007:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	5,274,000	$12.40	1,570,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	5,274,000	$12.40	1,570,000

(1) Includes the Select Comfort Corporation 1990 Omnibus Stock Option Plan, the Select Comfort Corporation 1997 Stock Incentive Plan and the Select Comfort Corporation 2004 Stock Incentive Plan, as adjusted for our 2006 stock split.

ITEM 6. SELECTED FINANCIAL DATA

(in thousands, except per share and selected operating data, unless otherwise indicated)

The Consolidated Statements of Operations Data and Consolidated Balance Sheet Data presented below have been derived from our Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

	Year					
	2007	2006(1)	2005	2004	2003(2)	2002
Consolidated Statements of Operations Data:						
Net sales	$ 799,242	$ 806,038	$689,548	$557,639	$458,489	$335,795
Gross profit	486,415	490,508	406,476	339,838	285,324	208,663
Operating expenses:						
Sales and marketing	372,467	341,630	286,206	250,628	207,400	156,307
General and administrative	64,351	65,401	49,300	37,826	33,974	30,123
Research and development	5,682	4,687	2,219	1,853	1,295	936
Asset impairment charges	409	5,980	162	—	71	233
Operating income	43,506	72,810	68,589	49,531	42,584	21,064
Net income	$ 27,620	$ 47,183	$ 43,767	$ 31,555	$ 27,102	$ 37,466
Net income per share:						
Basic	$ 0.59	$ 0.89	$ 0.82	$ 0.58	$ 0.55	$ 1.02
Diluted	0.57	0.85	0.76	0.53	0.46	0.72
Shares used in calculation of net income per share:						
Basic	46,536	52,837	53,357	54,015	49,157	36,824
Diluted	48,292	55,587	57,674	59,525	58,916	51,798
Consolidated Balance Sheet Data:						
Cash, cash equivalents and marketable debt securities	$ 7,279	$ 90,175	$123,091	$101,963	$ 75,118	$ 40,824
Working capital	(70,000)	5,637	10,158	23,479	53,972	27,064
Total assets	190,489	228,961	239,838	202,033	153,506	108,633
Long-term debt, less current maturities	—	—	—	—	—	2,991
Total shareholders' equity	24,126	115,694	121,347	114,344	92,201	54,024
Selected Operating Data:						
Stores open at period-end(3)	478	442	396	370	344	322
Stores opened during period	45	51	40	31	27	15
Stores closed during period	9	5	14	5	5	21
Retail partner doors	891	822	353	89	77	71
Average net sales per store (000's)(4)	$ 1,318	$ 1,493	$ 1,417	$ 1,247	$ 1,101	$ 817
Percentage of stores with more than $1.0 million in net sales(4)	73%	81%	77%	64%	49%	24%
Comparable-store sales (decrease) increase(5)	(11%)	7%	15%	16%	31%	27%
Average square footage per store open during period(4)	1,315	1,200	1,121	1,032	990	972
Net sales per square foot(4)	$ 1,024	$ 1,244	$ 1,264	$ 1,208	$ 1,113	$ 841
Average store age (in months at period end)	84	81	79	75	70	61

(1) In the first quarter of fiscal 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method and, accordingly, financial results for fiscal years prior to 2006 have not been restated. Stock-based compensation expense for fiscal 2007 and 2006 was $6,252 and $8,325, respectively. Prior to the adoption of SFAS No. 123R, we followed the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*," to account for our employee stock options and employee stock purchase plan. Accordingly, no compensation expense was recognized for share purchase rights granted in connection with the issuance of stock options under our employee stock option plan or employee stock purchase plan; however, compensation expense was recognized in connection with the issuance of restricted and performance shares granted. See Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding stock-based compensation. Stock-based compensation expense (pre-tax) recognized in our financial results for years prior to fiscal 2006 were $793, $405, and $76 in 2005, 2004, and 2003, respectively; and none in 2002.

(2) Fiscal year 2003 had 53 weeks. All other fiscal years presented had 52 weeks.

(3) Includes stores operated in leased departments within other retail stores (none in 2007, 2006 and 2005; and 13 in 2004, 2003 and 2002).

(4) For stores open during the entire period indicated.

(5) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. The number of comparable-stores used to calculate such data was 432, 391, 354, 339, 316 and 307 for 2007, 2006, 2005, 2004, 2003 and 2002, respectively. Our 2004 and 2003 comparable-store sales increase reflects adjustments for an additional week of sales in 2003. Without adjusting for the additional week, comparable-store sales would have been 14% for 2004 and 34% for 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The discussion in this Annual Report contains certain forward-looking statements that relate to future plans, events, financial results or performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, such factors as uncertainties arising from general and industry economic trends, global events, consumer confidence, and the effectiveness of our marketing messages and efficiency of our advertising and promotional efforts; our ability to attract and retain qualified sales professionals and other key employees; consumer acceptance of our products, product quality, innovation and brand image; our ability to continue to expand and improve our product line; industry competition; warranty expenses; our dependence on significant suppliers, and the vulnerability of any suppliers to recessionary pressures, labor negotiations, liquidity concerns or other factors; our dependence on the availability of consumer credit; rising commodity costs; increasing government regulations, including new flammability standards for the bedding industry and the ability to successfully implement our planned SAP®-based applications. Additional information concerning these and other risks and uncertainties is contained under the caption "Risk Factors" in this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide a reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in seven sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Outlook
- Off-Balance-Sheet Arrangements and Contractual Obligations
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements

Overview

Business Overview

Select Comfort is the leading developer, manufacturer and marketer of premium-quality, adjustable-firmness beds. The air-chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep for consumers.

We generate revenue by selling our products through four complementary distribution channels. Three of these channels: Retail, Direct Marketing and E-Commerce, are company-controlled and sell directly to consumers. Our wholesale channel sells to and through leading home furnishings retailers, specialty bedding retailers, the QVC shopping channel and to several end users such as Radisson Hotels and Resorts®.

Vision and Strategy

Our vision is to be a leading brand in the bedding industry, while improving people's lives through better sleep.

We are executing against a defined growth strategy which focuses on the following key components:

- Building brand awareness and increasing store traffic through effective marketing programs;
- Prudently managing our business in the current economic environment through disciplined controls over costs and cash;
- Expanding distribution, primarily through our company-owned stores, with a long-term goal of operating over 600 company-owned stores in the U.S.;
- Accelerating product innovation to lead the industry in innovative sleep products; and

- Leveraging our infrastructure in order to facilitate long-term profitable growth.

Results of Operations

Fiscal 2007 Summary

Financial highlights for the fiscal year ended December 29, 2007 were as follows:

- Net income totaled $27.6 million, or $0.57 per diluted share, compared with $47.2 million or $0.85 per diluted share in 2006.
- Net sales decreased 1% to $799.2 million, compared with $806.0 million for the prior year, primarily due to an 11% comparable-store sales decline in our company-owned retail stores, partially offset by 36 net new company-owned retail stores opened in the past 12 months.
- Our 2007 gross profit rate of 60.9% was consistent with the prior year. Increased manufacturing costs to comply with the new fire retardant product regulations and increased material costs for our new bed line, were offset by continued efficiency gains in manufacturing and logistics.
- Sales and marketing expenses increased to 46.6% of net sales in 2007, compared with 42.4% of net sales for the prior year. The rate increase was driven by the deleveraging impact of an 11% comparable-store sales decrease.
- General and administrative expenses declined $1.0 million compared with the prior year and remained consistent as a percentage of net sales.
- Cash provided by operating activities in 2007 totaled $44.0 million, compared with $59.4 million for the prior year.
- During 2007, we repurchased $131.9 million or 7.6 million shares of common stock (based on trade dates) compared with $79.7 million or 3.9 million shares in 2006.

The following table sets forth, for the periods indicated, our results of operations expressed as dollars and percentages of net sales. Figures are in millions except percentages and earnings per share amounts. Amounts may not add due to rounding differences.

	2007		2006		2005	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Net sales	$ 799.2	100.0%	$ 806.0	100.0%	$ 689.5	100.0%
Cost of sales	312.8	39.1	315.5	39.1	283.1	41.1
Gross profit	486.4	60.9	490.5	60.9	406.5	58.9
Operating expenses:						
Sales and marketing	372.5	46.6	341.6	42.4	286.2	41.5
General and administrative	64.4	8.1	65.4	8.1	49.3	7.1
Research and development	5.7	0.7	4.7	0.6	2.2	0.3
Asset impairment charges	0.4	0.1	6.0	0.7	0.2	0.0
Total operating expenses	442.9	55.4	417.7	51.8	337.9	49.0
Operating income	43.5	5.4	72.8	9.0	68.6	9.9
Other (expense) income, net	—	—	3.0	0.4	2.2	0.3
Income before income taxes	43.5	5.4	75.8	9.4	70.8	10.3
Income tax expense	15.8	2.0	28.6	3.6	27.0	3.9
Net income	$ 27.6	3.5%	$ 47.2	5.9%	$ 43.8	6.3%

	2007	2006	2005
Net income per share:			
Basic	$ 0.59	$ 0.89	$ 0.82
Diluted	0.57	0.85	0.76
Weighted-average number of common shares:			
Basic	46.5	52.8	53.4
Diluted	48.3	55.6	57.7

The proportion of our total net sales, by dollar volume, from each of our channels during the last three years was as follows:

	2007	2006	2005
Retail	75.4%	76.2%	76.9%
Direct	8.0%	9.4%	10.8%
E-Commerce	6.8%	5.6%	5.0%
Wholesale	9.8%	8.8%	7.3%
Total	100.0%	100.0%	100.0%

The components of total sales change, including comparable-store sales changes, were as follows:

	2007	2006	2005
	Channel increase/ (decrease)	**Channel increase**	**Channel increase**
Comparable stores[(1)]	(11%)	7%	15%
Net new stores	9%	9%	7%
Retail total	(2%)	16%	22%
Direct	(16%)	1%	16%
E-Commerce	20%	31%	34%
Wholesale	11%	40%	54%
Total sales change	(1%)	17%	24%

(1) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base.

The number of company-operated retail stores during the last three years, and independently owned and operated retail partner stores, was as follows:

	2007	2006	2005
Company-owned retail stores:			
Beginning of year	442	396	370
Opened	45	51	40
Closed	(9)	(5)	(14)
End of year	478	442	396
Retail partner stores	891	822	353

Comparison of 2007 and 2006

Net Sales

Net sales in 2007 decreased 1% to $799.2 million, compared with $806.0 million in 2006. The sales decrease was due to an 11% comparable-store sales decline in our company-owned retail stores and a decrease in direct channel sales, partially offset by sales from 36 net new company-owned retail stores opened in the past 12 months and sales growth in our E-Commerce and wholesale distribution channels. Total sales of mattress units decreased 1% compared to 2006, and the average selling price per bed (mattress sales only divided by mattress units) in our company-controlled channels was essentially flat at $1,694, while sales of other product and services increased by 2%.

The $6.8 million net sales decrease compared with 2006 was comprised of the following: (i) a $12.2 million decrease in direct marketing sales and (ii) an $11.6 million net decrease in sales from our company-owned retail stores, comprised of a $66.3 million decrease from comparable-stores and a $54.7 million increase from new stores, net of stores closed, partially offset by, (iii) a $9.0 million increase in E-Commerce sales and (iv) an $8.0 million increase in wholesale sales.

Gross Profit

The gross profit rate of 60.9% in 2007 was consistent with the prior year. The gross profit rate benefited from improvements in sourcing, manufacturing productivity and our ongoing implementation of a hub-and-spoke logistics network which reduced our cost of sales. The gross profit rate also benefited from a reduction in warranty costs per unit.

These items were offset by increased costs to comply with the new open flame fire retardancy standards which became effective for all products manufactured after July 1, 2007 and increased production costs associated with our new line of beds. In addition, the gross profit rate was negatively impacted by a sales mix shift to lower margin products which reduced the gross profit rate by approximately 0.4 percentage points ("ppt").

Sales and Marketing Expenses

Sales and marketing expenses in 2007 increased to $372.5 million, or 46.6% of net sales, compared with $341.6 million, or 42.4% of net sales in 2006. The $30.9 million expense increase was primarily due to operating costs associated with 36 net new stores opened in the past 12 months, an increased use of promotional financing offers and increased media spending. The 4.2 ppt sales and marketing expense rate increase was primarily due to the deleveraging impact of an 11% comparable-store sales decline and the $30.9 million expense increase compared with the prior year. Total media spending increased 4% compared with 2006 and was 0.7 ppt higher on a rate basis.

General and Administrative Expenses

General and administrative ("G&A") expenses decreased $1.0 million to $64.4 million in 2007, compared with $65.4 million in 2006, and remained consistent with the prior year on a rate basis. G&A expenses were favorably impacted by a $3.7 million reduction in incentive-based compensation costs compared to the prior year, partially offset by an increase in other expenses of $2.7 million, including increased information technology expenses and occupancy costs.

Research and Development

Research and development ("R&D") expenses increased to $5.7 million in 2007 compared with $4.7 million in 2006, and increased as a percentage of net sales to 0.7% from 0.6%. The dollar and percentage of net sales increases in R&D expenses were the result of continued investment in new product innovation and increased development costs to comply with the new open flame fire retardancy standards.

Asset Impairment Charges

Asset impairment charges decreased to $0.4 million in 2007, compared with $6.0 million in 2006. The 2007 asset impairment charges primarily related to assets at underperforming stores. The 2006 asset impairment charges included $5.4 million for abandoned software in connection with our decision to implement a new SAP® enterprise resource planning system, and $0.6 million related to assets at underperforming stores.

Other (Expense) Income, Net

Other expense was flat in 2007, compared with $3.0 million of other income in 2006. The $3.0 million decrease was driven by lower average cash and investment balances compared with 2006 which resulted in reduced interest income, increased interest expense from borrowings under our revolving line of credit to fund 2007 common stock repurchases and $0.3 million of net realized losses on the sales of marketable debt securities.

Income Tax Expense

Income tax expense decreased to $15.8 million in 2007, compared with $28.6 million in 2006. The effective tax rate was 36.5% and 37.8% in 2007 and 2006, respectively. The lower effective tax rate in 2007 was primarily due to research and development income tax credits recognized in 2007 based on federal tax law changes, and increased tax benefit related to manufacturing deductions.

Comparison of 2006 and 2005

Net Sales

Net sales in 2006 increased 17% to $806.0 million from $689.5 million in 2005. Sales of mattress units increased 9% overall, and the average selling price per bed (mattress sales divided by mattress units) in our company-controlled channels increased 6% to $1,699, while sales of other products and services increased by 24%. The higher average selling price per bed resulted primarily from a price increase in late 2005 and a shift in the net sales mix to higher priced mattress models.

The $116.5 million increase in net sales was attributable to (i) an $84.4 million increase in net sales from our retail stores, including an increase in comparable-store sales of $36.9 million and an increase of $47.5 million from new stores, net of stores closed; (ii) a $1.1 million increase in direct marketing net sales, (iii) a $10.9 million increase in net sales from our E-Commerce channel, and (iv) a $20.1 million increase in net sales from our wholesale channel.

Gross Profit

Gross profit increased to 60.9% in 2006 from 58.9% in 2005, primarily due to higher average selling prices of mattresses and productivity improvements in manufacturing and logistics which reduced our cost of sales. This was partially offset by an increase in the percentage of net sales from lower margin channels which reduced the gross profit rate by 0.4 ppt and a correction in warranty liabilities to include freight costs which had not been included in prior periods. This correction was immaterial to current and prior periods.

Sales and Marketing Expenses

Sales and marketing expenses in 2006 increased 19% to $341.6 million from $286.2 million in 2005 and increased as a percentage of net sales to 42.4% from 41.5% for the comparable prior-year period. The $55.4 million increase was primarily due to additional media investments, increased number of stores and markets served, and an increase in variable costs due to higher sales. The 0.9 ppt increase as a percentage of net sales was primarily due to a 0.7 ppt of net sales increase in financing, promotion and other marketing costs.

General and Administrative Expenses

General and administrative expenses increased 33% to $65.4 million in 2006 from $49.3 million in 2005 and increased as a percentage of net sales to 8.1% from 7.1% for the comparable prior-year period. The dollar and percentage increases in G&A were primarily due to increased compensation costs related to the adoption of SFAS No. 123R which required the expensing of $5.5 million (0.7 ppt) of stock option compensation, increased compensation and benefits expenses related to additional headcount of $4.9 million, higher professional fees of $2.9 million, and additional depreciation and maintenance expense from information technology infrastructure investments of $2.5 million, partially offset by lower incentive compensation costs of $2.5 million resulting from our all-employee incentive compensation program.

Research and Development

Research and development expenses increased $2.5 million to $4.7 million in 2006 from $2.2 million in 2005 and increased as a percentage of net sales to 0.6% from 0.3% for the comparable prior-year period. The significant dollar and percentage increases in R&D expenses in fiscal year 2006 was due to our strategic decision to accelerate our investment in new product innovation.

Asset Impairment Charges

Asset impairment charges increased to $6.0 million in 2006 from $0.2 million in 2005. The charges in 2006 relate primarily to the $5.4 million write-off of software projects abandoned in connection with our decision to implement a new SAP® enterprise resource planning system. In addition, the charges in 2006 include $0.6 million associated with store asset impairments.

Other (Expense) Income, Net

Other income increased $0.8 million to $3.0 million in 2006 from $2.2 million in 2005. The increase in other income was primarily due to increased interest income resulting from higher interest rates on invested balances.

Income Tax Expense

Income tax expense increased $1.6 million to $28.6 million in 2006 from $27.0 million in 2005 principally due to the increase in pre-tax income. The effective tax rates were 37.8% in 2006 and 38.1% in 2005. The decrease in the effective tax rate was principally due to increased interest income from tax-exempt securities.

Liquidity and Capital Resources

The following table summarizes our cash, cash equivalents and marketable debt securities as of December 29, 2007, and December 30, 2006 ($ in millions):

	December 29, 2007	December 30, 2006
Cash and cash equivalents	$ 7.3	$ 8.8
Marketable debt securities – current	—	37.7
Marketable debt securities – non-current	—	43.6
Total cash, cash equivalents and marketable debt securities	$ 7.3	$ 90.2

As of December 29, 2007, we had cash, cash equivalents and marketable debt securities of $7.3 million compared to $90.2 million as of December 30, 2006. The $82.9 million decrease in cash, cash equivalents and marketable debt securities was primarily due to $134.5 million of common stock repurchases (based on settlement dates) and $43.5 million of capital expenditures, partially offset by $44.0 million of cash provided by operating activities and a $45.2 million net increase in short-term borrowings..

The following table summarizes our cash flows for the fiscal year ended December 29, 2007, and December 30, 2006 ($ in millions):

	Fiscal Year Ended	
	December 29, 2007	December 30, 2006
Total cash provided by (used in):		
Operating activities	$ 44.0	$ 59.4
Investing activities	37.6	(33.2)
Financing activities	(83.1)	(61.2)
Decrease in cash and cash equivalents	$ (1.5)	$ (35.0)

Cash provided by operating activities for the fiscal year ended December 29, 2007 and December 30, 2006 was $44.0 million and $59.4 million, respectively. The $15.4 million year-over-year decrease in cash from operations was comprised of a $19.6 million decline in net income and a $1.2 million decrease in cash from changes in operating assets and liabilities, partially offset by a $5.4 million increase in adjustments to reconcile net income to cash provided by operating activities. The year-over-year increase in adjustments to reconcile net income to cash provided by operating activities was primarily due to higher depreciation and amortization compared with 2006, and the reduced impact of excess tax benefits from stock-based compensation, partially offset by reduced asset impairments. The decrease in cash from changes in operating assets and liabilities was primarily due to a greater increase in inventories (increased accessories and component inventories), reduced benefit related to accrued taxes and withholding (timing of tax payments), and a current year decrease in warranty liabilities (reduced warranty costs per unit compared with the prior year), partially offset by a greater increase in accounts payable (timing of payments and extended terms) and a lower reduction in customer prepayments (timing of cash received on customer orders in advance of fulfillment).

Net cash provided by investing activities was $37.6 million for 2007, compared with net cash used in investing activities of $33.2 million in 2006. The $70.8 million increase in net cash provided by investing activities was principally due to $81.1 million of proceeds from the sales and maturity of marketable debt securities in 2007. We invested $43.5 million in property and equipment in 2007, compared with $31.1 million in 2006. In both periods, our capital expenditures related primarily to new and remodeled retail stores and investments in information technology. The year-over-year increase in capital expenditures was primarily due to additional costs related to our planned implementation of an integrated suite of SAP®-based applications in 2008. In 2007 we opened 45 new retail stores, while in 2006 we opened 51 new retail stores.

Net cash used in financing activities increased to $83.1 million in 2007, compared with $61.2 million in 2006. The $21.9 million increase in cash used in financing activities resulted from a $57.3 million year-over-year increase in common stock repurchases, a $7.1 million reduction in tax benefits from stock-based compensation, and a $4.2 million reduction in proceeds from the issuance of common stock related to stock options and employee stock purchases, partially offset by a $45.2 million net increase in short-term borrowings during the current-year to fund stock repurchases compared to a $1.4 million net reduction in short-term borrowings in 2006.

On April 20, 2007, our Board of Directors authorized us to repurchase up to an additional $250 million of our common stock. During 2007, we repurchased 7.6 million shares of common stock at a total cost of $134.5 million (based on settlement dates). In the third quarter of 2007, we curtailed our share repurchases following the tightening of credit markets and the continued deterioration in the general economic environment. We believe that returning to a debt-free balance sheet and maintaining the greatest level of flexibility to pursue actions that drive the long-term growth of the business are the best use of capital and the most prudent course of action at this time. As of December 29, 2007, the remaining authorization under our stock repurchase program was $207 million. There is no expiration date governing the period over which we can repurchase shares.

Cash generated from operations and existing credit facilities are expected to be a sufficient source of liquidity for the short- and long-term and should provide adequate funding for capital expenditures. In addition, our business model, which can operate with minimal working capital, does not require significant additional capital to fund operations and organic growth. However, we may elect to seek additional sources of capital to fund growth initiatives, or if a prolonged or more severe economic downturn impacts our ability to meet our financial covenants.

In 2006, we obtained a $100 million bank revolving line of credit for general corporate purposes including the funding of any short-term cash needs or investment opportunities. This line of credit is a five-year senior unsecured revolving facility expiring June 2011. Effective February 1, 2008, we amended the Credit Agreement. Borrowings under the amended credit facility bear interest at a floating rate and may be maintained as base rate loans tied to the greater of the prime rate or the federal funds rate plus 0.6%, or as Eurocurrency rate loans tied to LIBOR, plus a margin up to 0.6% depending on our leverage ratio, as defined in our credit agreement. We are subject to certain financial covenants under the agreement, principally consisting of interest coverage and leverage ratios. At December 29, 2007, we were not in compliance with the minimum interest coverage ratio covenant requirement and obtained a waiver of the covenant from the lender. Effective February 1, 2008, we amended the Credit Agreement to revise the permissible minimum interest coverage ratio. As of December 29, 2007, we had $37.9 million in borrowings outstanding under the revolving line of credit.

Outlook

We do not plan to provide specific earnings guidance for 2008. However, we have outlined our key business drivers and trends, which we believe will assist investors and analysts in understanding and analyzing our business.

We are planning for no improvement in macro-economic conditions during 2008. Programs that we expect to partially offset the impact of negative market trends include the introduction of two new products, new store openings, a new media campaign, and the benefits of our new store design. We believe we can improve on execution, and anticipate we will receive the benefits of these programs in the second half of 2008.

2008 sales assumptions include the anticipated opening of 30 new stores and closing of 15 or more stores. Additionally, the company plans to remodel 50 stores. 2008 sales are projected to benefit from a price increase on select products that took effect in January 2008, higher contributions from international operations, and a 53rd week. Overall we expect negative sales growth in the first half of 2008, partially offset by positive growth in the second half of the year.

We project our gross margin rate to be flat to slightly lower in 2008 as compared to 2007. Rising commodity costs are projected to be largely offset by our pricing actions, but we anticipate that our product mix could remain weighted towards entry level models until the economy improves.

Sales and marketing expenses are projected to be somewhat higher in 2008. We plan to manage our marketing investment as a variable cost to sales, leaving marketing and media expenses flat to slightly lower than 2007. Store costs are projected to increase as we add stores during 2008 and recognize the full-year expense impact of stores added during 2007.

We expect general and administrative expenses to be slightly higher than 2007. While core personnel costs are being held essentially flat to 2007, we have restructured our bonus program with a payout based on both company and personal performance. The restructured bonus program allows eligible employees the opportunity to earn a bonus in this challenging economic environment. This program is expected to add approximately $6 million to 2008 G&A.

We expect an effective tax rate of approximately 38 percent for the year and a share count of approximately 46 million shares. Capital expenditures are projected to be approximately $32 million versus $43.5 million in 2007, with efforts focused on reducing working capital, primarily through inventory reduction. Included in our capital expenditures forecast for the year – in addition to new stores and store remodels – is $8 million for our SAP® implementation. This SAP® implementation is expected to reduce operating costs and improve our data analysis capabilities.

Off-Balance Sheet Arrangements and Contractual Obligations

Other than operating leases, we do not have any off-balance-sheet financing. A summary of our operating lease obligations by fiscal year is included in the "Contractual Obligations" section below. Additional information regarding our operating leases is available in Item 2, *Properties*, and Note 5, *Leases*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Contractual Obligations

The following table presents information regarding our contractual obligations by fiscal year (in thousands):

	Payments Due by Period[1]				
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Short-term debt obligations	$ 37,890	$ 37,890	$ —	$ —	$ —
Operating leases	180,041	36,152	62,802	44,322	36,765
Purchase commitments	305,200	119,900	150,800	34,500	—
Total	$ 523,131	$ 193,942	$ 213,602	$ 78,822	$ 36,765

(1) Our unrecognized tax benefit liability of $97 thousand has not been included in the Contractual Obligations table as we are not able to determine a reasonable estimate of timing of the cash settlement with the respective taxing authorities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, sales, expenses and the related disclosure. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Business and Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes the accounting policies discussed below are the most critical because they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting policies and estimates and related disclosures with the Audit Committee of our Board.

Our critical accounting policies and estimates relate to asset impairment charges, stock-based compensation, self-insured liabilities, warranty liabilities and revenue recognition.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Asset Impairment Charges		
Long-lived assets other than goodwill and other intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate our long-lived assets for impairment based on estimated future cash flows after considering the potential impact of planned operational improvements, marketing programs, industry economic factors and the profitability of future business strategies. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset. Asset impairment charges totaled $409,000, $5,980,000, and $162,000, respectively, for 2007, 2006 and 2005.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to identify events or changes in circumstances indicating the carrying value of assets may not be recoverable, estimate future cash flows, estimate asset fair values, and select a discount rate that reflects the risk inherent in future cash flows. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the identification process, estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-Based Compensation		
We have a stock-based compensation plan, which includes non-qualified stock options and nonvested share awards, and an employee stock purchase plan. See Note 1, *Business and Summary of Significant Accounting Policies*, and Note 7, *Shareholders' Equity*, to the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K, for a complete discussion of our stock-based compensation programs. We determine the fair value of our non-qualified stock option awards and the resulting compensation expense at the date of grant using the Black-Scholes-Merton option-pricing model. The most significant inputs into the Black-Scholes-Merton model are exercise price, our estimate of expected stock price volatility and the expected term of the options. Previously, two alternative methods existed for accounting for stock options: the intrinsic value method and the fair value method. Prior to fiscal 2006, we used the intrinsic value method of accounting for stock options and under that standard, no compensation expense was recognized in the financial statements for options granted to employees, or for the discount feature of our employee stock purchase plan. We determine the fair value of our performance-based nonvested share awards at the date of grant using generally accepted valuation techniques and the closing market price of our stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee forfeiture rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate or future earnings adjustments. Performance-based nonvested share awards require management to make assumptions regarding the likelihood of achieving personal performance goals.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. Also, if the actual forfeiture rates are not consistent with the assumptions used, it could result in future earnings adjustments. A 10% change in our stock-based compensation expense for the year ended December 29, 2007, would have affected net income by approximately $393,000 in 2007.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Self-Insured Liabilities		
We are self-insured for certain losses related to health and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by third-party administrators. Periodically, management reviews its assumptions and the valuations provided by third-party administrators to determine the adequacy of our self-insured liabilities.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities at December 29, 2007, would have affected net income by approximately $301,000 in 2007.
Warranty Liabilities		
The estimated cost to service warranty claims of customers is included in cost of sales. This estimate is based on historical trends of warranty claims. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.	Our warranty liability contains uncertainties because our warranty obligations cover an extended period of time. A revision of estimated claim rates or the projected cost of materials and freight associated with sending replacement parts to customers could have a material adverse effect on future results of operations.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our warranty liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our warranty liability at December 29, 2007, would have affected net income by approximately $598,000 in 2007.
Revenue Recognition		
Revenue is recognized when the sales price is fixed or determinable, collectibility is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes. We accrue for sales returns at the time revenue is recognized and charge actual returns against the liability when they are received. Our general return policy is to allow returns for up to 30 nights following a sale. We estimate future projected returns based on historical return rates.	Our estimates of sales returns contains uncertainties as actual returns may vary from expected rates, resulting in adjustments to net sales in future periods. These adjustments could have a material adverse effect on future results of operations.	We have not made any material changes in the accounting methodology used to establish our sales returns allowance during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our sales returns allowance. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our sales returns allowance at December 29, 2007, would have affected net income by approximately $236,000 in 2007.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157, as originally issued, was effective for fiscal years beginning after November 15, 2007, with early adoption permitted. However, on December 14, 2007, the FASB issued FASB Staff Position ("FSP") FAS 157-b, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and liabilities. We will adopt SFAS No. 157, as it relates to our financial assets and liabilities for our 2008 fiscal year beginning December 30, 2007. We have evaluated the new statement, as it relates to our financial assets and liabilities and have determined that it will not have a material impact on our consolidated financial statements. We do not expect the adoption of SFAS No. 157, as it relates to nonfinancial assets and liabilities, to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities – Including an Amendment of FASB Statement No. 115.*" SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (the "Fair Value Option"). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in net income at each subsequent reporting date. SFAS No. 159 is effective for our 2008 fiscal year beginning December 30, 2007. We have evaluated the new statement and have determined that it will not have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

At December 29, 2007, our short-term debt was comprised primarily of borrowings under our revolving line of credit. We do not currently manage interest rate risk on our debt through the use of derivative instruments.

Borrowings under our revolving credit facility are currently not subject to material interest rate risk. The credit facility's interest rate may be reset due to fluctuations in a market-based index, such as the prime rate, federal funds rate or LIBOR. A hypothetical 100 basis point change in the interest rate on outstanding borrowings under our credit facility as of December 29, 2007 would change our annual consolidated pre-tax income by $0.4 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Select Comfort Corporation:

We have audited Select Comfort Corporation and subsidiaries' internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Select Comfort Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of this Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Select Comfort Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Select Comfort Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 29, 2007, and our report dated February 26, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Minneapolis, Minnesota
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Select Comfort Corporation:

We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, as listed in the accompanying index. These consolidated financial statements and financial statement schedule II are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Notes 1 and 9 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Select Comfort Corporation and subsidiaries' internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Minneapolis, Minnesota
February 26, 2008

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets
December 29, 2007 and December 30, 2006
(in thousands, except per share amounts)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 7,279	$ 8,819
Marketable debt securities – current	—	37,748
Accounts receivable, net of allowance for doubtful accounts of $876 and $529, respectively	18,902	12,164
Inventories	32,517	24,120
Prepaid expenses	9,816	10,227
Deferred income taxes	6,796	5,785
Other current assets	3,833	4,305
Total current assets	79,143	103,168
Marketable debt securities – non-current	—	43,608
Property and equipment, net	80,409	59,384
Deferred income taxes	25,543	19,275
Other assets	5,394	3,526
Total assets	$ 190,489	$ 228,961
Liabilities and Shareholders' Equity		
Current liabilities:		
Borrowings under revolving credit facility	$ 37,890	$ —
Accounts payable	69,775	46,061
Customer prepayments	8,327	9,552
Accruals:		
Sales returns	3,751	3,907
Compensation and benefits	14,865	20,057
Taxes and withholding	4,812	5,053
Other current liabilities	9,723	12,901
Total current liabilities	149,143	97,531
Warranty liabilities	6,747	7,769
Other long-term liabilities	10,473	7,967
Total liabilities	166,363	113,267
Shareholders' equity:		
Undesignated preferred stock; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 142,500 shares authorized, 44,597 and 51,544 shares issued and outstanding, respectively	446	515
Additional paid-in capital	—	4,039
Retained earnings	23,680	111,140
Total shareholders' equity	24,126	115,694
Total liabilities and shareholders' equity	$ 190,489	$ 228,961

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended December 29, 2007, December 30, 2006 and December 31, 2005
(in thousands, except per share amounts)

	2007	2006	2005
Net sales	$ 799,242	$ 806,038	$ 689,548
Cost of sales	312,827	315,530	283,072
Gross profit	486,415	490,508	406,476
Operating expenses:			
Sales and marketing	372,467	341,630	286,206
General and administrative	64,351	65,401	49,300
Research and development	5,682	4,687	2,219
Asset impairment charges	409	5,980	162
Total operating expenses	442,909	417,698	337,887
Operating income	43,506	72,810	68,589
Other (expense) income, net	(40)	3,018	2,174
Income before income taxes	43,466	75,828	70,763
Income tax expense	15,846	28,645	26,996
Net income	$ 27,620	$ 47,183	$ 43,767
Basic net income per share:			
Net income per share – basic	$ 0.59	$ 0.89	$ 0.82
Weighted-average common shares – basic	46,536	52,837	53,357
Diluted net income per share:			
Net income per share – diluted	$ 0.57	$ 0.85	$ 0.76
Weighted-average common shares – diluted	48,292	55,587	57,674

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
Years ended December 29, 2007, December 30, 2006 and December 31, 2005
(in thousands)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2005	53,742	$ 538	$ 93,616	$ 20,190	$ 114,344
Exercise of common stock options	1,458	15	6,967	—	6,982
Exercise of common stock warrants	1,772	18	(9)	—	9
Tax benefit from equity compensation	—	—	3,758	—	3,758
Repurchases of common stock	(3,653)	(37)	(49,690)	—	(49,727)
Issuances of common stock	279	2	2,212	—	2,214
Net income	—	—	—	43,767	43,767
Balance at December 31, 2005	53,598	536	56,854	63,957	121,347
Exercise of common stock options	1,544	15	7,495	—	7,510
Exercise of common stock warrants	75	1	—	—	1
Tax benefit from equity compensation	—	—	9,769	—	9,769
Stock-based compensation	—	—	8,325	—	8,325
Repurchases of common stock	(3,889)	(39)	(79,700)	—	(79,739)
Issuances of common stock	216	2	1,296	—	1,298
Net income	—	—	—	47,183	47,183
Balance at December 30, 2006	51,544	515	4,039	111,140	115,694
Exercise of common stock options	566	6	3,483	—	3,489
Tax benefit from equity compensation	—	—	1,887	—	1,887
Stock-based compensation	—	—	6,252	—	6,252
Repurchases of common stock	(7,617)	(76)	(16,756)	(115,080)	(131,912)
Issuances of common stock	104	1	1,095	—	1,096
Net income	—	—	—	27,620	27,620
Balance at December 29, 2007	44,597	$ 446	$ —	$ 23,680	$ 24,126

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 29, 2007, December 30, 2006 and December 31, 2005
(in thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 27,620	$ 47,183	$ 43,767
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	24,791	19,752	15,747
Stock-based compensation	6,252	8,325	793
Disposals and impairments of assets	596	5,912	172
Excess tax benefits from stock-based compensation	(1,497)	(8,565)	—
Changes in deferred income taxes	(7,280)	(7,665)	(1,353)
Other, net	270	(68)	—
Change in operating assets and liabilities:			
Accounts receivable	(6,738)	(5,930)	(397)
Inventories	(8,397)	(2,138)	(1,501)
Prepaid expenses and other assets	(1,020)	(823)	(3,506)
Accounts payable	12,201	6,091	5,388
Customer prepayments	(1,225)	(5,166)	5,350
Accrued sales returns	(156)	(1,496)	365
Accrued compensation and benefits	(5,179)	(4,782)	10,926
Accrued taxes and withholding	1,646	5,198	6,990
Warranty liabilities	(719)	2,574	3,805
Other accruals and liabilities	2,866	974	952
Net cash provided by operating activities	44,031	59,376	87,498
Cash flows from investing activities:			
Purchases of property and equipment	(43,514)	(31,079)	(25,840)
Investments in marketable debt securities	—	(28,072)	(39,172)
Proceeds from sales and maturity of marketable debt securities	81,086	25,940	36,625
Net cash provided by (used in) investing activities	37,572	(33,211)	(28,387)
Cash flows from financing activities:			
Net increase (decrease) in short-term borrowings	45,240	(1,388)	784
Repurchases of common stock	(134,452)	(77,199)	(49,727)
Proceeds from issuance of common stock	4,572	8,809	8,413
Excess tax benefits from stock-based compensation	1,497	8,565	—
Net cash used in financing activities	(83,143)	(61,213)	(40,530)
(Decrease) increase in cash and cash equivalents	(1,540)	(35,048)	18,581
Cash and cash equivalents, at beginning of year	8,819	43,867	25,286
Cash and cash equivalents, at end of year	$ 7,279	$ 8,819	$ 43,867

	2007	2006	2005
Supplemental Disclosure of Cash Flow Information			
Income Taxes Paid	$ 20,622	$ 30,628	$ 22,563
Interest Paid	$ 1,095	$ —	$ —

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Business and Summary of Significant Accounting Policies

Business

Select Comfort Corporation and our wholly-owned subsidiaries ("Select Comfort" or the "Company") develops, manufactures and markets premium quality, adjustable-firmness beds and related bedding accessories in the United States. In addition, we also sell to wholesale customers in Canada, Australia and New Zealand. We sell through four distribution channels: Retail, Direct, E-Commerce and Wholesale. The percentage of our total net sales from each of our channels during the last three years was as follows:

	2007	2006	2005
Retail	75.4%	76.2%	76.9%
Direct	8.0%	9.4%	10.8%
E-Commerce	6.8%	5.6%	5.0%
Wholesale	9.8%	8.8%	7.3%
Total	100.0%	100.0%	100.0%

Financial Statement Presentation

Our fiscal year ends on the Saturday closest to December 31. Fiscal years and their respective fiscal year ends are as follows: fiscal 2007 ended December 29, 2007; fiscal year 2006 ended December 30, 2006; and fiscal year 2005 ended December 31, 2005. Fiscal years 2007, 2006 and 2005 each had 52 weeks. Fiscal 2008 will have 53 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of Select Comfort Corporation and our subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. Outstanding checks in excess of funds on deposit ("book overdrafts") totaled $17.0 million and $9.6 million at December 29, 2007, and December 30, 2006, respectively. Book overdrafts are included in accounts payable in our consolidated balance sheets and in financing activities in our consolidated statements of cash flows.

Accounts Receivable

Accounts receivable are recorded net of an allowance for expected losses and consist primarily of receivables from banks for customer credit and debit cards, and wholesale receivables. The allowance is recognized in an amount equal to anticipated future write-offs. We estimate future write-offs based on delinquencies, aging trends, industry risk trends and our historical experience.

Marketable Debt Securities

Marketable Debt Securities include highly liquid investment grade debt instruments issued by the U.S. government and related agencies and municipalities.

These investments have an original maturity of up to 36 months. Investments with an original maturity of greater than 90 days are classified as marketable debt securities. Marketable debt securities with a remaining maturity of greater than one year are classified as long-term.

Through December 30, 2006, we classified our marketable debt securities as "held-to-maturity" in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities.*" We historically valued our marketable debt securities at amortized cost based upon our intent and ability to hold these securities to maturity. On March 23, 2007, all marketable debt securities were transferred from "held-to-maturity" classification to "available-for-sale" classification. Investments classified as "available-for-sale" are carried at fair market value. The classification change was made to increase liquidity and fund our common stock repurchase program.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment, carried at cost, is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the contractual term of the lease, with consideration of lease renewal options if renewal appears probable. Estimated useful lives of our property and equipment by major asset category are as follows:

Leasehold improvements	5 to 10 years
Office furniture and equipment	5 to 7 years
Production machinery, computer equipment and software	3 to 7 years

Asset Impairment Charges

We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities. Fair value is determined utilizing widely accepted valuation techniques, including discounted cash flows. During the fourth quarter of 2007, we completed our annual impairment testing of goodwill, using the valuation techniques as described above, and determined there was no impairment. The carrying value of goodwill at both December 29, 2007, and December 30, 2006, was $2.9 million.

Other Assets

Other assets include deposits, patents, trademarks and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years.

Warranty Liabilities

We provide a 20-year limited warranty on our adjustable-firmness beds. The customer participates over the last 18 years of the warranty period by paying a portion of the retail value of replacement parts. Estimated warranty costs are expensed at the time of sale based on historical claims incurred by us and are adjusted for any current trends as appropriate. Actual warranty claim costs could differ from these estimates. We classify as noncurrent those estimated warranty costs expected to be paid out in greater than one year. The activity in the accrued warranty liabilities account was as follows (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Year
2007	$ 10,223	$ 10,373	$ 11,093	$ 9,503
2006	7,649	13,521	10,947	10,223
2005	3,844	12,536	8,731	7,649

The increases in warranty liabilities from 2005 to 2006 reflects higher sales volume, increased claim rates and a correction in warranty accruals in 2006 to include freight costs which had not been included in prior periods. This correction had an immaterial impact on 2006 and prior period financial results.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, borrowings under our revolving credit facility, and other current assets and liabilities approximate fair value because of their short-term maturity.

Revenue Recognition

Revenue is recognized when the sales price is fixed or determinable, collectibility is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes.

We accept sales returns up to 30 nights following the sale. The accrued sales returns estimate is based on historical return rates, which are reasonably consistent from period to period and is adjusted for any current trends as appropriate. If actual returns vary from expected rates, sales in future periods are adjusted.

Notes to Consolidated Financial Statements – (continued)

Cost of Sales, Sales and Marketing, General and Administrative ("G&A") and Research & Development ("R&D") Expenses

The following tables summarize the primary costs classified in each major expense category (the classification of which may vary within our industry):

Cost of Sales

- Costs associated with purchasing, manufacturing, shipping, handling and delivering our products to our stores and customers;
- Physical inventory losses, scrap and obsolescence;
- Related occupancy and depreciation expenses; and
- Estimated costs to service warranty claims of customers.

Sales & Marketing

- Advertising and media production;
- Marketing and selling materials such as brochures, videos, customer mailings and in-store signage;
- Payroll and benefits for sales and customer service staff;
- Store occupancy costs;
- Store depreciation expense; and
- Promotional financing costs.

G&A

- Payroll and benefit costs for corporate employees, including information technology, legal, human resources, finance, sales and marketing administration, investor relations and risk management;
- Occupancy costs of corporate facilities;
- Depreciation related to corporate assets;
- Information hardware, software and maintenance;
- Insurance;
- Investor relations costs; and
- Other overhead costs.

R&D[(1)]

- Internal labor and benefits related to research and development activities;
- Outside consulting services related to research and development activities; and
- Testing equipment related to research and development activities.

(1) Costs incurred in connection with R&D are charged to expense as incurred.

Operating Leases

We rent office and manufacturing space under operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and certain building operating expenses. We also rent retail space under operating leases which, in addition to the minimum lease payments, may require payment of contingent rents based upon sales levels and payment of a proportionate share of the real estate taxes and certain building operating expenses.

Rent expense is recognized on a straight-line basis over the lease term, after consideration of rent escalations and rent holidays. We record any difference between the straight-line rent amounts and amounts payable under the leases as part of deferred rent, in other current liabilities or other long-term liabilities, as appropriate. The lease term for purposes of the calculation begins on the earlier of the lease commencement date or the date we take possession of the property. At December 29, 2007, and December 30, 2006, deferred rent included in other current liabilities in our consolidated balance sheets was $174,000 and $0, respectively, and deferred rent included in other long-term liabilities in our consolidated balance sheets was $4.7 million and $3.9 million, respectively.

Leasehold improvements that are funded by landlord incentives or allowances under an operating lease are recorded as deferred rent, in other current liabilities or other long-term liabilities, as appropriate and amortized as reductions to rent expense over the lease term.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales levels, are contingent rents and are excluded from minimum lease payments and included in the determination of total rent expense when it is probable the expense has been incurred and the amount is reasonably estimable. Future payments for real estate taxes and certain building operating expenses for which we are obligated are not included in minimum lease payments.

We also lease delivery trucks associated with our home delivery service, which in addition to the minimum lease payments, require payment of a management fee and contain certain residual value guarantee provisions that would become due at the expiration of the operating agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The guaranteed residual value at lease expiration is $684,000. Historically, we have not been required to pay amounts related to these guaranties. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease is remote and thus, we have not recognized a liability.

Pre-opening Costs

Costs associated with the start up and promotion of new store openings are expensed as incurred.

Advertising Costs

We incur advertising costs associated with print and broadcast advertisements. Advertising costs are charged to expense when the ad first runs. Advertising expense was $109.9 million, $105.3 million and $89.4 million, in 2007, 2006 and 2005, respectively. Advertising costs deferred and included in prepaid expenses in our consolidated balance sheets were $1.3 million and $555,000 as of December 29, 2007, and December 30, 2006, respectively.

Insurance

We are self-insured for certain losses related to health and workers' compensation claims, although we do obtain third-party insurance coverage to limit exposure to these claims. We estimate our self-insured liabilities using a number of factors including historical claims experience and an analysis of incurred but not reported claims. Our self-insurance liability was $4.8 million and $3.4 million, at December 29, 2007, and December 30, 2006, respectively, and is included in other current liabilities in our consolidated balance sheets.

Stock-Based Compensation

At the beginning of 2006, we adopted the fair value recognition provisions of SFAS No. 123R, "*Share-Based Payment*", using the modified prospective transition method. SFAS No. 123R is a revision of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*," and amends SFAS No. 95, "*Statement of Cash Flows*," and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity compensates employees through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost is to be recognized over the period during which an employee is required to provide services in exchange for the award, or to their eligible retirement date, if earlier. We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options and resulting compensation expense. The most significant inputs into the Black-Scholes-Merton option-pricing model are exercise price, our estimate of expected stock price volatility and the weighted average expected life of the options.

SFAS No. 123R requires the benefit of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under previous accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods subsequent to adoption. Total cash flows remain unchanged from those reported in periods prior to adoption.

We followed the intrinsic value method in accordance with APB No. 25 to account for our employee stock options and employee stock purchase plan ("ESPP") prior to the adoption of SFAS No. 123R. No compensation expense was recognized for share purchase rights granted in connection with the issuance of stock options under our employee stock option plan or employee stock purchase plan; however, compensation expense was recognized in connection with the issuance of restricted share grants. See Note 7, *Shareholders' Equity*, for additional information on stock-based compensation.

Results of operations for 2005 have not been restated to reflect recognition of stock-based compensation expense. If compensation expense for employee stock-based compensation had been determined based on the fair value at the grant dates consistent with the methods provided in SFAS No. 123, our net income and net income per share for the year ended December 31, 2005 would have been as follows (in thousands, except per share amounts):

		2005
Net income, as reported	$	43,767
Stock-based compensation cost, net of tax, included in net income		490
Stock-based compensation cost, net of tax, if fair value method had been applied		(4,392)
Net income, pro forma	$	39,865
Net income per share:		
Basic – as reported	$	0.82
Basic – pro forma		0.75
Diluted – as reported	$	0.76
Diluted – pro forma		0.69

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for any portion of deferred tax assets that are not considered more likely than not to be realized.

Effective December 31, 2006, we adopted the provisions of FASB Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Taxes.*" FIN No. 48 and related interpretations define when benefits of tax positions in the financial statements are recognized and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN No. 48 and related interpretations did not materially affect our consolidated financial statements and, as a result, we did not record any cumulative effect adjustment upon adoption.

We classify interest and penalties on tax uncertainties as a component of income tax expense in our consolidated statements of operations. The total amount of interest and penalties recorded in liabilities as of the date of adoption of FIN No. 48 was immaterial.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes potentially dilutive common shares consisting of stock options, restricted stock and warrants using the treasury stock method.

Sources of Supply

We currently obtain materials and components used to produce our beds from outside sources. As a result, we are dependent upon suppliers that in some instances, are our sole source of supply. We are continuing our efforts to dual-source key components. The failure of one or more of our suppliers to provide us with materials or components on a timely basis could significantly impact our consolidated results of operations and net income per share. We believe we can obtain these raw materials and components from other sources of supply in the ordinary course of business, if necessary.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157, as originally issued, was effective for fiscal years beginning after November 15, 2007, with early adoption permitted. However, on December 14, 2007, the FASB issued FASB Staff Position ("FSP") FAS 157-b, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and liabilities. We will adopt SFAS No. 157, as it relates to our financial assets and liabilities for our 2008 fiscal year beginning December 30, 2007. We have evaluated the new statement, as it relates to our financial assets and liabilities and have determined that it will not have a material impact on our consolidated financial statements. We do not expect the adoption of SFAS No. 157, as it relates to nonfinancial assets and liabilities, to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities – Including an Amendment of FASB Statement No. 115.*" SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (the "Fair Value Option"). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in net income at each subsequent reporting date. SFAS No. 159 is effective for our 2008 fiscal year beginning December 30, 2007. We have evaluated the new statement and have determined that it will not have a material impact on our consolidated financial statements.

(2) Marketable Debt Securities

On March 23, 2007, all marketable debt securities carried at an amortized cost of $67.8 million with an unrealized net loss of $250,000 were transferred from "held-to-maturity" classification to "available-for-sale" classification. Investments classified as "available-for-sale" are carried at fair market value. Based on the change in classification, we reduced both the carrying value of our marketable debt securities and shareholders' equity (accumulated other comprehensive loss) by $250,000 on the date the securities were transferred to "available-for-sale" classification.

During 2007, marketable debt securities with a cost of $64.4 million were sold at a realized loss of $270,000. Realized gains and losses are included in other (expense) income, net in the consolidated statements of operations.

Marketable debt securities are summarized as follows (in thousands):

December 29, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Total marketable debt securities	$ —	$ —	$ —	$ —

December 30, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies	$ 5,998	$ —	$ (23)	$ 5,975
Municipal securities	75,358	—	(279)	75,079
Total marketable debt securities	$ 81,356	$ —	$ (302)	$ 81,054

(3) Inventories

Inventories consist of the following (in thousands):

	December 29, 2007	December 30, 2006
Raw materials	$ 10,685	$ 6,576
Work in progress	225	111
Finished goods	21,607	17,433
	$ 32,517	$ 24,120

Our finished goods inventory, as of December 29, 2007, was comprised of $5.9 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $10.0 million of finished components that were ready for assembly for the completion of beds, and $5.7 million of retail accessories.

Our finished goods inventory, as of December 30, 2006, was comprised of $5.9 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $6.5 million of finished components that were ready for assembly for the completion of beds, and $5.0 million of retail accessories.

(4) Property and Equipment

Property and equipment consist of the following (in thousands):

	December 29, 2007	December 30, 2006
Land	$ 1,999	$ —
Leasehold improvements	94,451	77,209
Office furniture and equipment	5,109	3,693
Production machinery, computer equipment and software	81,770	64,814
Less: Accumulated depreciation and amortization	(102,920)	(86,332)
	$ 80,409	$ 59,384

During 2007, 2006 and 2005, we recorded asset impairment charges of $409,000, $6.0 million and $162,000, respectively. During 2007, we determined that certain store assets at underperforming stores were impaired and recognized impairment charges for the difference between fair value and carrying amount. Our 2006 asset impairment charges were comprised of $5.4 million resulting from the abandonment of software we had been developing and $609,000 resulting from the difference between the fair value and carrying amount of impaired store assets. During 2006, we abandoned certain internal use software we had been developing and committed to a plan to implement SAP®-based applications with an expected implementation in the second half of 2008. Our 2005 asset impairment charges of $162,000 were related to impaired store assets.

(5) Leases

Rent expense was as follows (in thousands):

	2007	2006	2005
Facility Rents:			
Minimum rents	$ 32,663	$ 27,579	$ 23,619
Contingent rents	7,564	9,443	8,246
Total	$ 40,227	$ 37,022	$ 31,865
Equipment rents	$ 2,753	$ 2,484	$ 2,873

The aggregate minimum rental commitments under operating leases for subsequent years are as follows (in thousands):

2008	$ 36,152
2009	33,118
2010	29,684
2011	24,524
2012	19,798
Thereafter	36,765
	$ 180,041

(6) Credit Agreement

In June 2006, we entered into a five-year Syndicated Credit Agreement (the "Credit Agreement") with a syndicate of banks (the "Lenders"). The Credit Agreement provides for a $100.0 million senior unsecured revolving credit facility available to be used by us for general corporate purposes. Borrowings available under the credit facility can be increased by an additional amount up to $75.0 million. The Credit Agreement terminates in 2011.

At December 29, 2007, borrowings under the credit facility bore interest at a floating rate and could be maintained as base rate loans (tied to the prime rate or the federal funds rate plus 0.4%) or as Eurocurrency rate loans tied to LIBOR, plus a margin up to 0.4% depending on our leverage ratio, as defined. We also pay certain facility and agent fees. We are subject to certain financial covenants under the agreement principally consisting of maximum leverage and minimum interest coverage ratios. At December 29, 2007, we were not in compliance with the minimum interest coverage ratio requirements and have obtained a waiver of the debt covenant from the Lenders. Effective February 1, 2008, we amended the Credit Agreement. See Note 12, *Subsequent Events*.

We had borrowings of $37.9 million outstanding under the credit facility as of December 29, 2007, and no outstanding borrowings as of December 30, 2006. As of December 29, 2007, the interest rate on borrowings outstanding under the credit agreement was 5.2%. The amounts outstanding under letters of credit reduce the amount available under this facility. At December 29, 2007, and December 30, 2006, $62.1 million and $100.0 million, respectively, were available under this facility.

(7) Shareholders' Equity

Stock-Based Compensation Plans

We compensate officers, directors and key employees with stock-based compensation under three stock plans approved by our shareholders in 1990, 1997 and 2004 and administered under the supervision of our Board of Directors ("Board"). At December 29, 2007, a total of 1,570,000 shares were available for future grant under the 2004 stock plan. Stock option awards are granted at exercise prices equal to the closing price of our stock on the date of grant. Generally, options vest proportionally over periods of three to four years from the dates of the grant and expire after ten years. Compensation expense is recognized ratably over the vesting period.

Stock Options

A summary of our stock option activity for the year ended December 29, 2007, is as follows (in thousands, except per share amounts):

	Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value [1]
Outstanding at December 30, 2006	5,539	$ 11.43	6.13	$ 33,952
Granted	533	18.16		
Exercised	(566)	6.16		
Canceled/Forfeited	(232)	17.66		
Outstanding at December 29, 2007	5,274	$ 12.40	5.61	$ 7,749
Exercisable at December 29, 2007	3,646	$ 8.80	4.37	$ 7,749

(1) Aggregate intrinsic value includes only those options where the exercise price is equal to or greater than the share price on the date of grant.

Other information pertaining to options for the years ended December 29, 2007; December 30, 2006; and December 31, 2005 is as follows (in thousands, except per share amounts):

	2007	2006	2005
Weighted-average grant date fair value of stock options granted	$ 8.94	$ 12.69	$ 7.46
Total intrinsic value (at exercise) of stock options exercised	$ 6,637	$ 28,507	$ 14,020
Cash received from the exercise of stock options	$ 3,489	$ 8,809	$ 8,413
Stock-based compensation expense recognized in the consolidated statements of operations	$ 4,528	$ 6,612	$ —
Excess income tax benefits from exercise of stock options	$ 1,497	$ 8,565	$ 3,758

At December 29, 2007, there was $10.2 million of total stock option compensation expense related to non-vested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.6 years.

Determining Fair Value

We estimated the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and a single option award approach. A description of significant assumptions used to estimate the expected volatility, risk-free interest rate and expected term was as follows:

Expected Volatility – Expected volatility was determined based on implied volatility of our traded options and historical volatility of our stock price.

Risk-Free Interest Rate – The risk-free interest rate was based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term equal to the expected term.

Expected Term – Expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, giving consideration to the contractual terms of unexercised stock-based awards.

The assumptions used to calculate the fair value of awards granted during 2007, 2006, and 2005 using the Black-Scholes-Merton option-pricing model were as follows:

Valuation Assumptions[1]	2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected volatility	50%	50%	60%
Risk-free interest rate	4.7%	4.7%	4.0%
Expected term (in years)	5.2	5.6	5.0

(1) Forfeitures are estimated using historical experience and projected employee turnover.

Restricted and Performance Stock

We issue restricted and performance stock awards to certain employees in conjunction with our share-based compensation plan. The awards cliff-vest at four, five or ten years of service based on continued employment ("time based"). Compensation expense related to time based stock awards is determined on the grant-date based on the publicly quoted fair market value of our common stock and is charged to earnings on a straight-line basis over the vesting period. Performance stock may be earned and become vested in a specific percentage depending upon the extent to which the target performance is met as of the last day of the performance cycle ("performance based"). Total compensation expense related to time based restricted and performance based stock awards was $1.7 million, $1.7 million and $794,000, for the years ended December 29, 2007; December 30, 2006; and December 31, 2005, respectively. All outstanding restricted and performance stock awards were unvested at December 29, 2007; December 30, 2006; and December 31, 2005. Restricted and performance stock activity was as follows for the year ended December 29, 2007 (in thousands, except per share amounts):

	Restricted Stock	Weighted-Average Grant Date Fair Value	Performance Stock	Weighted-Average Grant Date Fair Value
Outstanding at December 30, 2006	395	$ 14.90	148	$ 21.93
Granted	140	18.00	104	19.66
Canceled/Forfeited	(107)	15.16	(100)	20.31
Outstanding at December 29, 2007	428	$ 15.84	152	$ 21.44

At December 29, 2007, there was $5.2 million of unrecognized compensation expense related to non-vested restricted and performance share awards, which is expected to be recognized over a weighted-average period of 2.5 years.

Repurchases of Common Stock

On April 20, 2007, our Board authorized the repurchase of up to an additional $250.0 million of our common stock. During 2007, we repurchased and retired 7,617,000 shares through open market purchases at a cost of $131.9 million (based on trade dates), respectively. During 2006, we repurchased and retired 3,889,000 shares through open market purchases at a cost of $79.7 million (based on trade dates). As of December 29, 2007, the remaining authorization under our share repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares.

The cost of stock repurchases is first charged to additional paid-in capital. Once additional paid-in capital is reduced to zero, any additional amounts are charged to retained earnings.

Net Income per Common Share

The following computations reconcile net income per share – basic with net income per share – diluted (in thousands, except per share amounts):

	2007	2006	2005
Net income	$ 27,620	$ 47,183	$ 43,767
Reconciliation of weighted-average shares outstanding:			
Basic weighted-average shares outstanding	46,536	52,837	53,357
Effect of dilutive securities:			
Options	1,455	2,529	2,521
Warrants	—	28	1,497
Restricted shares	301	193	299
Diluted weighted-average shares outstanding	48,292	55,587	57,674
Net income per share – basic	$ 0.59	$ 0.89	$ 0.82
Net income per share – diluted	0.57	0.85	0.76

Additional potentially dilutive stock options totaling 2,441,000, 1,077,000 and 974,000 for the years 2007, 2006 and 2005 have been excluded from diluted EPS because these securities' exercise prices were greater than the average market price of our common shares.

(8) Other (Expense) Income, Net

Other (expense) income consisted of the following (in thousands):

	2007	2006	2005
Interest income	$ 1,079	$ 3,018	$ 2,174
Interest expense	(1,163)	—	—
Capitalized interest expense	314	—	—
Realized loss on sales of marketable debt securities	(270)	—	—
Other (expense) income, net	$ (40)	$ 3,018	$ 2,174

(9) Income Taxes

The (provision) benefit for income taxes consisted of the following (in thousands):

	2007	2006	2005
Current:			
Federal	$ (19,454)	$ (30,572)	$ (23,785)
State	(3,672)	(5,738)	(4,564)
	(23,126)	(36,310)	(28,349)
Deferred:			
Federal	6,348	6,387	1,047
State	932	1,278	306
	7,280	7,665	1,353
Income tax expense	$ (15,846)	$ (28,645)	$ (26,996)

Effective tax rates differ from statutory federal income tax rates as follows:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.1	3.8	3.9
Other	(2.6)	(1.0)	(0.8)
	36.5%	37.8%	38.1%

The tax effects of temporary differences that give rise to deferred income taxes were as follows (in thousands):

	2007	2006
Deferred tax assets:		
Current:		
Compensation and benefits	$ 3,399	$ 2,965
Warranty and returns liabilities	2,332	2,481
Other	1,085	339
Long-term:		
Property and equipment	13,502	10,159
Stock-based compensation	3,610	2,020
Deferred rent and lease incentives	3,261	3,107
Warranty liability	2,824	3,030
Net operating and capital loss carryforwards	101	61
Other	2,320	898
Total gross deferred tax assets	32,434	25,060
Valuation allowance	(94)	—
Total net deferred tax assets	$ 32,340	$ 25,060

We believe that it is more likely than not that we will generate sufficient taxable income to utilize our deferred tax assets, including net operating loss carryforwards, within any applicable carryover periods.

The $94,000 valuation allowance at December 29, 2007, related to a capital loss carryforward that will expire in 2012 if not utilized.

At December 29, 2007, and December 31, 2006 (the FIN No. 48 date of adoption), the total amounts of unrecognized tax benefits for uncertain tax positions were $97,000 and $252,000, respectively, that if recognized, would impact the effective tax rate. The unrecognized tax benefits have not changed materially since the date of adoption and are not expected to change materially within the next 12 months.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2007 was as follows (in thousands):

	Federal And State Tax	Accrued Interest And Penalties	Gross Unrecognized Income Tax Benefits
Balance December 31, 2006	$ 228	$ 24	$ 252
Increases related to prior-year tax positions	—	8	8
Decreases related to prior-year tax positions	(24)	—	(24)
Lapse of statute of limitations	(107)	(32)	(139)
Balance December 29, 2007	$ 97	$ —	$ 97

In 2007, 2006 and 2005, we included $8,000, $10,000 and $8,000, respectively, of penalties and interest in income tax expense.

We file income tax returns with the U.S. federal government and various state jurisdictions. In the normal course of business, we are subject to examination by federal and state taxing authorities. We are no longer subject to federal income tax examinations for years prior to 2004. We are no longer subject to state income tax examinations for years prior to 2003.

(10) Employee Benefit Plans

Profit Sharing and 401(k) Plan

Under our profit sharing and 401(k) plan, eligible employees may defer up to 50% of their compensation on a pre-tax basis, subject to Internal Revenue Service limitations. Each year, we may make a discretionary contribution equal to a percentage of the employee's contribution. During 2007, 2006 and 2005, our contributions, net of forfeitures, were $2.8 million, $2.5 million and $2.2 million, respectively.

Employee Stock Purchase Plan

We have an employee stock purchase plan which permits employees to purchase our common stock at a discount based on the average price of the stock on the last business day of the offering period (calendar quarter basis). Purchases are funded by employee payroll deductions during the offering period. We reduced the discount from 15% to 5% effective beginning with the third quarter of 2005. Employees purchased 68,670 shares in 2007, 60,464 shares in 2006, and 123,416 shares in 2005 under this plan. At December 29, 2007, and December 30, 2006, ESPP participants had accumulated $192,000 and $272,000, respectively, to purchase our common stock.

(11) Commitments and Contingencies

We are involved in various legal proceedings arising in the ordinary course of business. In the opinion of management, any losses that may occur from these matters are adequately covered by insurance or are provided for in the consolidated financial statements if the liability is probable and estimable in accordance with generally accepted accounting principles. The ultimate outcome of these matters are not expected to have a material effect on our consolidated results of operations or financial position. We expense legal costs for these matters as incurred.

Consumer Credit Arrangements

We refer customers seeking extended financing to certain third party financiers (Card Servicers). The Card Servicers, if credit is granted, establish the interest rates, fees, and all other terms and conditions of the customer accounts based on their evaluation of the creditworthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from us. We are not liable to Card Servicers for our customers credit defaults. In connection with customer purchases financed under these arrangements, the Card Servicers pay us an amount equal to the total amount of such purchases, net of promotional related discounts. The amounts financed and uncollected from Card Servicers under the program were included in accounts receivable and totaled $1.6 million and $2.6 million as of December 29, 2007, and December 30, 2006, respectively.

Termination of our agreements with Card Servicers, any material change to the terms of agreements with Card Servicers or in the availability or terms of credit for our customers from Card Servicers, or any delay in securing replacement credit sources, could materially affect our consolidated results of operations or financial position.

At December 29, 2007, we were not in compliance with our private label credit card program minimum interest coverage ratio. Effective February 1, 2008, we amended the Amended and Restated Private Label Consumer Credit Program Agreement to revise the minimum coverage ratio. See Note 12, *Subsequent Events.*

Commitments

As of December 29, 2007, we had $305.2 million of inventory purchase commitments with our suppliers as part of the normal course of business. There are a limited number of supply contracts that contain penalty provisions for failure to purchase contracted quantities. We do not expect potential payments under these provisions to materially affect our consolidated results of operations or financial position.

At December 29, 2007, we had entered into lease commitments for future retail store locations. These lease commitments provide for minimum rentals ranging from 5 to 7 years, which if consummated based on current cost estimates, will approximate $1.0 million annually over the initial lease terms. These minimum rentals have been included in the future minimum lease payments in Note 5, *Leases.*

(12) Subsequent Events

Effective February 1, 2008, we amended the Credit Agreement to revise the permissible minimum interest coverage ratio. See Note 6, *Credit Agreement*, for additional information regarding our Credit Agreement.

Effective February 1, 2008, we amended the Amended and Restated Private Label Consumer Credit Card Program Agreement dated December 14, 2005, to revise the minimum interest coverage ratio. See Note 11, *Commitments and Contingencies*, for additional information regarding our consumer credit arrangements.

(13) Summary of Quarterly Financial Data (unaudited)

The following is a condensed summary of actual quarterly results for 2007 and 2006 (in thousands, except per share amounts):

2007	Fourth	Third	Second	First
Net sales	$ 190,672	$ 213,070	$ 178,991	$ 216,509
Gross profit	111,542	131,178	109,527	134,168
Operating income	2,799	19,077	4,803	16,827
Net income	2,168	11,863	2,912	10,677
Net income per share – diluted	0.05	0.26	0.06	0.21

2006	Fourth	Third	Second	First
Net sales	$ 198,013	$ 207,661	$ 188,086	$ 212,278
Gross profit	120,683	128,661	113,642	127,522
Operating income	16,137	21,906	16,462	18,305
Net income	10,767	13,941	10,741	11,734
Net income per share – diluted	0.20	0.25	0.19	0.21

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that our internal control over financial reporting was effective as of December 29, 2007.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 29, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the captions "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2008 Annual Meeting of Shareholders is incorporated herein by reference. Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a Code of Business Conduct applicable to our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller). The Code of Business Conduct is available on the Investor Relations section of our Web site at *http://www.selectcomfort.com*. In the event that we amend or waive any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer and controller, we intend to disclose the same on our Web site at *http://www.selectcomfort.com*.

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation" in our Proxy Statement for our 2008 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K and the information under the caption "Stock Ownership of Management and Certain Beneficial Owners" in our Proxy Statement for our 2008 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "Corporate Governance" in our Proxy Statement for our 2008 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the caption "Approval of Selection of Independent Auditors" in our Proxy Statement for our 2008 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statements and Schedule

(1) Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Financial Statement Schedule

(2) Consolidated Financial Statement Schedule

The following Report and financial statement schedule are included in this Part IV.

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

The exhibits to this Report are listed in the Exhibit Index below.

We will furnish a copy of any of the exhibits referred to above at a reasonable cost to any shareholder upon receipt of a written request. Requests should be sent to: Select Comfort Corporation, Investor Relations Department, 9800 59th Avenue North, Minneapolis, Minnesota 55442.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 15(c):

1. Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated
2. Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated
3. Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans
4. Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans
5. Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)
6. Form of Stock Option Award Agreement under the 2004 Stock Incentive Plan
7. Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan
8. Form of Performance Stock Award Agreement under the 2004 Stock Incentive Plan
9. Form of Stock Option Award Agreement (Subject to Performance Adjustment) under the 2004 Stock Incentive Plan
10. Select Comfort Corporation 1999 Employee Stock Purchase Plan, as amended and restated
11. Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement

12. Select Comfort Executive Investment Plan
13. Select Comfort Executive and Key Employee Incentive Plan
14. Employment Letter from the Company to William R. McLaughlin dated March 3, 2000
15. Employment Letter from the Company to William R. McLaughlin dated March 2, 2006
16. Employment Letter from the Company to Ernie Park dated May 9, 2006
17. Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005
18. Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005
19 Employment Letter from the Company to Keith C. Spurgeon dated February 1, 2002
20. Separation Agreement between the Company and Keith C. Spurgeon dated April 12, 2007
21. Summary of Executive Health Program
22. Summary of Executive Tax and Financial Planning Program
23. Select Comfort Corporation Executive Severance Pay Plan
24. Summary of Non-Employee Director Compensation
25. Amended and Restated Select Comfort Corporation Non-Employee Director Equity Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELECT COMFORT CORPORATION
(Registrant)

Dated: February 26, 2008

By: /s/ William R. McLaughlin
William R. McLaughlin
Chief Executive Officer
(principal executive officer)

By: /s/ James C. Raabe
James C. Raabe
Chief Financial Officer
(principal financial and accounting officer)

Exhibit No.	Description	Method Of Filing
10.8	Lease Agreement dated as of September 19, 2002 between the Company and Blind John, LLC (as successor to Frastacky (US) Properties Limited Partnership)	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.9	Lease Agreement dated September 30, 1998 between the Company and ProLogis Development Services Incorporated	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.10	Net Lease Agreement (Build-to-Suit) by and between Opus Northwest LLC, as Landlord, and Select Comfort Corporation, as Tenant, dated July 26, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.11	Profit Participation Agreement by and between Opus Northwest LLC and Select Comfort Corporation dated July 26, 2006	Incorporated by reference to Exhibit 10.2 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.12	Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 (File No. 0-25121)
10.13	Select Comfort Corporation 1997 Stock Inventive Plan, as amended and restated.	Incorporated by reference to Exhibit 10.8 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25121)
10.14	Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.16 contained in the Company's Registration Statement on Form S-1, as amended (Reg. No: 333-62793)
10.15	Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.16	Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)	Incorporated by reference to Exhibit 10.16 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.17	Form of Stock Option Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.28 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELECT COMFORT CORPORATION
(Registrant)

Dated: February 26, 2008

By: /s/ William R. McLaughlin
William R. McLaughlin
Chief Executive Officer
(principal executive officer)

By: /s/ James C. Raabe
James C. Raabe
Chief Financial Officer
(principal financial and accounting officer)

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints William R. McLaughlin, James C. Raabe and Mark A. Kimball, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date or dates indicated.

NAME	TITLE	DATE
/s/ Ervin R. Shames Ervin R. Shames	Chairman of the Board	February 21, 2008
/s/ William R. McLaughlin William R. McLaughlin	Director	February 26, 2008
/s/ Thomas J. Albani Thomas J. Albani	Director	February 21, 2008
/s/ Christine M. Day Christine M. Day	Director	February 21, 2008
/s/ Stephen L. Gulis, Jr. Stephen L. Gulis, Jr.	Director	February 20, 2008
/s/ Christopher P. Kirchen Christopher P. Kirchen	Director	February 20, 2008
/s/ David T. Kollat David T. Kollat	Director	February 21, 2008
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director	February 21, 2008
/s/ Kristen L. Manos Kristen L. Manos	Director	February 21, 2008
/s/ Michael A. Peel Michael A. Peel	Director	February 19, 2008
/s/ Jean-Michel Valette Jean-Michel Valette	Director	February 20, 2008

SELECT COMFORT CORPORATION
EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 29, 2007

Exhibit No.	Description	Method Of Filing
3.1	Third Restated Articles of Incorporation of the Company, as amended	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
3.2	Articles of Amendment to Third Restated Articles of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 16, 2006 (File No. 0-25121)
3.3	Restated Bylaws of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 21, 2007 (File No. 0-25121)
10.1	Net Lease Agreement dated December 3, 1993 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.2	Amendment of Lease dated August 10, 1994 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.2 contained in the Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.3	Second Amendment to Lease dated May 10, 1995 between the Company and Rushmore Plaza Partners Limited Partnership (successor to Opus Corporation)	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.4	Letter Agreement dated as of October 5, 1995 between the Company and Rushmore Plaza Partners Limited Partnership	Incorporated by reference to Exhibit 10.4 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.5	Third Amendment of Lease, Assignment and Assumption of Lease and Consent dated as of January 1, 1996 among the Company, Rushmore Plaza Partners Limited Partnership and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.5 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.6	Fourth Amendment to Lease dated June 30, 2003 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual report on Form 10-K for the fiscal year ended January 3, 2004 (File No. 0-25121)
10.7	Fifth Amendment to Lease dated August 28, 2006 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended September 30, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.8	Lease Agreement dated as of September 19, 2002 between the Company and Blind John, LLC (as successor to Frastacky (US) Properties Limited Partnership)	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.9	Lease Agreement dated September 30, 1998 between the Company and ProLogis Development Services Incorporated	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.10	Net Lease Agreement (Build-to-Suit) by and between Opus Northwest LLC, as Landlord, and Select Comfort Corporation, as Tenant, dated July 26, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.11	Profit Participation Agreement by and between Opus Northwest LLC and Select Comfort Corporation dated July 26, 2006	Incorporated by reference to Exhibit 10.2 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.12	Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 (File No. 0-25121)
10.13	Select Comfort Corporation 1997 Stock Inventive Plan, as amended and restated	Incorporated by reference to Exhibit 10.8 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25121)
10.14	Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.16 contained in the Company's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.15	Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.16	Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)	Incorporated by reference to Exhibit 10.16 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.17	Form of Stock Option Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.28 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.18	Form of Restricted Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.19	Form of Performance Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.30 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.20	Form of Stock Option Award Agreement (Subject to Performance Adjustment) under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.20 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.21	Select Comfort Corporation 1999 Employee Stock Purchase Plan, as Amended	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.22	Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.23	Select Comfort Executive Investment Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.24	Select Comfort Executive and Key Employee Incentive Plan	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 (File No. 0-25121)
10.25	Employment Letter from the Company to William R. McLaughlin dated March 3, 2000	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended April 1, 2000 (File No. 0-25121)
10.26	Employment Letter from the Company to William R. McLaughlin dated March 2, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 6, 2006 (File No. 0-25121)
10.27	Employment Letter from the Company to Ernie Park dated May 9, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed May 15, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.43	Amendment No. 2 to Credit Agreement dated as of February 1, 2008 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)
21.1	Subsidiaries of the Company	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Included on signature page
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

(1) Confidential treatment has been granted by the Securities and Exchange Commission with respect to designated portions contained within document. Such portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

Exhibit No.	Description	Method Of Filing
10.18	Form of Restricted Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.19	Form of Performance Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.30 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.20	Form of Stock Option Award Agreement (Subject to Performance Adjustment) under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.20 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.21	Select Comfort Corporation 1999 Employee Stock Purchase Plan, as Amended	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.22	Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.23	Select Comfort Executive Investment Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.24	Select Comfort Executive and Key Employee Incentive Plan	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 (File No. 0-25121)
10.25	Employment Letter from the Company to William R. McLaughlin dated March 3, 2000	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended April 1, 2000 (File No. 0-25121)
10.26	Employment Letter from the Company to William R. McLaughlin dated March 2, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 6, 2006 (File No. 0-25121)
10.27	Employment Letter from the Company to Ernie Park dated May 9, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed May 15, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.28	Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.29	Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005	Incorporated by reference to Exhibit 10.18 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.30	Employment Letter from the Company to Keith C. Spurgeon dated February 1, 2002	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended March 30, 2002 (File No. 0-25121)
10.31	Separation Agreement between the Company and Keith C. Spurgeon dated April 12, 2007	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-25121)
10.32	Summary of Executive Health Program	Incorporated by reference to Exhibit 10.36 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.33	Summary of Executive Tax and Financial Planning Program	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed January 3, 2005 (File No. 0-25121)
10.34	Select Comfort Corporation Executive Severance Pay Plan	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 26, 2007 (File No. 0-25121)
10.35	Summary of Non-Employee Director Compensation	Incorporated by reference to Exhibit 10.32 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.36	Amended and Restated Select Comfort Corporation Non-Employee Director Equity Plan	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed May 1, 2006 (File No. 0-25121)
10.37	Supply Agreement dated October 3, 2006 between the Company and Supplier (1)	Incorporated by reference to Exhibit 10.39 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.38	Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of December 14, 2005 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation (1)	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed December 20, 2005 (File No. 0-25121)
10.39	First Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of April 23, 2007 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 27, 2007 (File No. 0-25121)
10.40	Second Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of February 1, 2008 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)
10.41	Amended and Restated Exclusive Supplier Agreement between Radisson Hotels International, Inc. and Select Comfort Corporation (1)	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 0-25121)
10.42	Credit Agreement dated as of June 9, 2006 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed June 14, 2006 (File No. 0-25121)
10.42	Amendment No. 1 to Credit Agreement dated as of June 28, 2007 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.43	Amendment No. 2 to Credit Agreement dated as of February 1, 2008 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No: 0-25121)
21.1	Subsidiaries of the Company	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Included on signature page
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

(1) Confidential treatment has been granted by the Securities and Exchange Commission with respect to designated portions contained within document. Such portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

SELECT COMFORT CORPORATION AND SUBSIDIARIES
Schedule II – Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
Allowance for doubtful accounts				
2007	$ 529	$ 1,035	$ 688	$ 876
2006	552	676	699	529
2005	685	444	577	552
Accrued sales returns (1)				
2007	$ 3,907	$ 43,716	$ 43,872	$ 3,751
2006	5,403	42,508	44,004	3,907
2005	5,038	38,617	38,252	5,403

(1) The decrease in accrued sales returns in fiscal 2006 compared to fiscal 2005 was principally due to a change in contractual terms with a wholesale customer.

select comfort®

CREATOR OF THE SLEEP NUMBER® BED

END